     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 1996


                                                        REGISTRATION NO. 333-921

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-2


                             REGISTRATION STATEMENT


                                     UNDER


                           THE SECURITIES ACT OF 1933

                            ------------------------


                        BEDFORD PROPERTY INVESTORS, INC.


           (EXACT NAME OF THE REGISTRANT AS SPECIFIED IN ITS CHARTER)



                                    MARYLAND


         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)


                                   68-0306514

                      (I.R.S. EMPLOYER IDENTIFICATION NO.)



                              270 LAFAYETTE CIRCLE


                          LAFAYETTE, CALIFORNIA 94549


                                 (510) 283-8910


    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,


                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------


                                DONALD A. LORENZ


                        BEDFORD PROPERTY INVESTORS, INC.


                              270 LAFAYETTE CIRCLE


                          LAFAYETTE, CALIFORNIA 94549


                                 (510) 283-8910


 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------


                                   COPIES TO:



                MICHAEL J. KENNEDY                                   PAUL C. PRINGLE
                SHEARMAN & STERLING                                   BROWN & WOOD
               555 CALIFORNIA STREET                              555 CALIFORNIA STREET
          SAN FRANCISCO, CALIFORNIA 94104                    SAN FRANCISCO, CALIFORNIA 94104
                  (415) 616-1100                                     (415) 772-1200



     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.



     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /



     If the Registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /



     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        BEDFORD PROPERTY INVESTORS, INC.

                             CROSS-REFERENCE SHEET

         PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY PART I ITEMS OF FORM S-2


               ITEM NUMBER AND HEADING
         IN FORM S-2 REGISTRATION STATEMENT                 LOCATION IN PROSPECTUS
     ------------------------------------------- ---------------------------------------------
  1. Forepart of Registration Statement and
       Outside Front Cover Page of Prospectus... Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages
       of Prospectus............................ Table of Contents; Inside Front and Outside
                                                 Back Cover Pages; Available Information;
                                                   Incorporation of Certain Information by
                                                   Reference
  3. Summary Information, Risk Factors and Ratio
       of Earnings to Fixed Charges............. Prospectus Summary; Risk Factors
  4. Use of Proceeds............................ Use of Proceeds
  5. Determination of Offering Price............ Not Applicable
  6. Dilution................................... Not Applicable
  7. Selling Security Holders................... Not Applicable
  8. Plan of Distribution....................... Outside Front Cover Page; Underwriting
  9. Description of Securities to be
       Registered............................... Description of Capital Stock of the Company
 10. Interests of Named Experts and Counsel..... Not Applicable
 11. Information with Respect to Registrant..... Outside Front Cover Page; Prospectus Summary;
                                                   Price Range of Common Stock and
                                                   Distribution History; Selected Consolidated
                                                   Financial and Operating Data; Management's
                                                   Discussion and Analysis of Financial
                                                   Condition and Results of Operations;
                                                   Business and Properties; Management;
                                                   Description of Capital Stock of the
                                                   Company; Financial Statements
 12. Incorporation of Certain Information by
       Reference................................ Incorporation of Certain Information by
                                                 Reference
 13. Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities.............................. Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 29, 1996


                                  3,350,000

                       BEDFORD PROPERTY INVESTORS, INC.

                                 COMMON STOCK

PROSPECTUS

LOGO
                            ------------------------


     Bedford Property Investors, Inc. (the "Company") is a self-administered and self-managed equity real estate investment trust ("REIT") engaged in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to selected metropolitan areas primarily in the Western United States. As of December 31, 1995, the Company owned and operated 30 Properties, aggregating approximately 2.6 million rentable square feet and comprised of 24 industrial properties, five suburban office properties and one retail property. As of December 31, 1995, the Company's Properties were approximately 95% occupied by over 300 tenants.



     All of the 3,350,000 shares of Common Stock, par value $.02 per share (the "Common Stock"), offered hereby are being sold by the Company (the "Offering"). Unless otherwise indicated, the information contained in this Prospectus, including, but not limited to, Common Stock share numbers, share prices and per share amounts, reflects a one-for-two reverse stock split of the Common Stock of the Company effected on March 29, 1996. After completion of the Offering, the senior officers and directors of the Company will beneficially own approximately 18% of the shares of the outstanding Common Stock, with Peter B. Bedford, the Company's Chairman and Chief Executive Officer, beneficially owning approximately 14% of such shares, assuming that the Underwriters' over-allotment option is not exercised. The Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") under the symbol "BED." On March 28, 1996, the last reported sale price of the Common Stock on the NYSE was $7 3/8 per share. As adjusted for the reverse stock split, the last reported sale price of the Common Stock on March 28, 1996 was $14 3/4 per share.



     SEE "RISK FACTORS" APPEARING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE COMMON STOCK.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
          OFFENSE.


- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------
                                            PRICE TO             UNDERWRITING            PROCEEDS TO
                                             PUBLIC               DISCOUNT(1)            COMPANY(2)
- ----------------------------------------------------------------------------------------------------------
Per Share..........................             $                      $                      $
- ----------------------------------------------------------------------------------------------------------
Total(3)...........................             $                      $                      $
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $475,000.



(3) The Company has granted the several Underwriters an option to purchase up to 502,500 additional shares of Common Stock to cover over-allotments. If all such shares of Common Stock are purchased, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $    , $    and $    ,
    respectively. See "Underwriting."

                            ------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock offered hereby will be made in New York, New York, on or about
            , 1996.
                            ------------------------

MERRILL LYNCH & CO.

                SMITH BARNEY INC.


                                ROBERTSON, STEPHENS & COMPANY


                                             SUTRO & CO. INCORPORATED

                            ------------------------

               The date of this Prospectus is             , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, ON THE PACIFIC STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
PROSPECTUS SUMMARY.....................     1
  The Company..........................     1
  Recent Activities....................     2
  Risk Factors.........................     4
  Business Objectives and Growth
     Plans.............................     4
  Corporate Strategies.................     5
  Real Estate Market Overview..........     5
  Business and Properties..............     7
  Table of Properties..................     8
  The Offering.........................    10
  Distribution Policy..................    10
  Tax Status of the Company............    11
  Summary Consolidated Financial and
     Operating Data....................    11
RISK FACTORS...........................    13
  Geographic Concentration; Dependence
     on California Economy.............    13
  Historical Losses; Possibility of
     Future Losses.....................    13
  Risks Inherent in Real Estate
     Investments.......................    13
  Substantial Increase in Dividend
     Requirements; Possible Inability
     to Sustain Dividends..............    15
  Tax Risks; Risks Associated with REIT
     Status............................    16
  Transfer and Ownership Limitations...    18
  Dependence on Key Personnel..........    19
  Competition..........................    19
  Regulatory Compliance................    20
  Risks of Debt Financing..............    21
  Redemption of the Convertible
     Preferred Stock...................    22
  Registration Rights..................    22
  Risk of Substantial Dilution.........    23
  Effect of Market Interest Rates on
     Price of Common Stock.............    23
  Concentration of Voting Power and
     Right to Consent of the Holders of
     the Convertible Preferred Stock...    23
  Exemption from the Maryland Business
     Combination Law...................    24
  Anti-takeover Effect of the Charter,
     the Bylaws, the Convertible
     Preferred Stock and Certain
     Provisions of Maryland Law........    24
  Shares Available for Future Sale.....    26
  Changes in Policies..................    26
RECENT ACTIVITIES......................    27

                                         PAGE
                                         ----
THE COMPANY............................    29
  General..............................    29
  History of the Company...............    29
BUSINESS OBJECTIVES AND GROWTH PLANS...    30
  Internal Growth......................    30
  Acquisitions.........................    31
  Pending Acquisitions.................    33
  Development..........................    33
  Dispositions.........................    34
CORPORATE STRATEGIES...................    34
REAL ESTATE MARKET OVERVIEW............    36
DESCRIPTION OF THE COMPANY'S MARKETS...    39
USE OF PROCEEDS........................    43
PRICE RANGE OF COMMON STOCK AND
  DISTRIBUTION HISTORY.................    43
DISTRIBUTION POLICY....................    44
CAPITALIZATION.........................    46
SELECTED CONSOLIDATED FINANCIAL AND
  OPERATING
DATA...................................    47
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
OPERATIONS.............................    49
  Results of Operations -- 1995
     Compared to 1994..................    49
  Results of Operations -- 1994
     Compared to 1993..................    50
  Financial Condition..................    52
  Liquidity and Capital Resources......    52
  Potential Factors Affecting Future
     Operating Results.................    53
  Accounting Developments..............    53
  Inflation............................    53
BUSINESS AND PROPERTIES................    53
  Table of Properties..................    55
  Location and Type of the Company's
     Properties........................    57
  Tenants..............................    58
  Lease Expirations for the
     Properties........................    59
  The Industrial Properties............    59
  The Suburban Office Properties.......    63
  Development..........................    68
  Employees............................    68
  Insurance............................    68

                                         PAGE
                                         ----
  The Credit Facility..................    68
  1996 Mortgage Loans..................    70
  Certain Property Tax Information.....    70
POLICIES WITH RESPECT TO CERTAIN
  ACTIVITIES...........................    70
MANAGEMENT.............................    73
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS.........................    77
  Funding of Acquisition and Financing
     Costs.............................    77
  Recent Acquisitions with
     Affiliates........................    78
  Other Transactions...................    78
DESCRIPTION OF CAPITAL STOCK OF THE
  COMPANY..............................    79
  General..............................    79
  Common Stock.........................    79
  Convertible Preferred Stock..........    80
  Additional Series of Preferred
     Stock.............................    86
  Restrictions on Transfer and
     Ownership of Capital Stock........    86
  Transfer Agent and Registrar.........    88
CERTAIN PROVISIONS OF MARYLAND LAW AND
  OF THE COMPANY'S CHARTER AND
BYLAWS.................................    88
  Maryland Business Combination Law....    88
  Control Share Acquisitions...........    89
  Interested Director Transactions.....    90
  Amendments to the Charter and
     Bylaws............................    90

                                         PAGE
                                         ----
  The Board of Directors...............    90
  Advance Notice of Director
     Nominations and New Business......    91
FEDERAL INCOME TAX CONSIDERATIONS......    92
  Federal Income Taxation of the
     Company...........................    92
  Requirements for Qualification.......    93
  Failure to Qualify...................    96
  Taxation of U.S. Stockholders........    97
  Special Tax Considerations for
     Foreign Stockholders..............    98
  Information Reporting Requirements
     and Backup Withholding Tax........    99
  State and Local Tax..................    99
ERISA CONSIDERATIONS...................   100
SHARES AVAILABLE FOR FUTURE SALE.......   101
UNDERWRITING...........................   103
EXPERTS................................   104
LEGAL MATTERS..........................   104
AVAILABLE INFORMATION..................   104
INCORPORATION OF CERTAIN INFORMATION BY
  REFERENCE............................   105
GLOSSARY...............................   106
INDEX TO FINANCIAL STATEMENTS AND
  FINANCIAL STATEMENTS SCHEDULE........   F-1

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in, or incorporated by reference into, this Prospectus. References herein to the percentage of a Property or Properties occupied are calculated by dividing rentable square feet occupied by total rentable square feet, unless otherwise indicated. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Unless otherwise indicated, the information contained in this Prospectus, including, but not limited to, Common Stock share numbers, share prices and per share amounts, reflects a one-for-two reverse stock split of the Common Stock of the Company effected March 29, 1996. References to the "Company" in this Prospectus shall be deemed to include the Company, its predecessors, and those entities of which the Company has control or owns a majority of the economic interests, unless otherwise indicated or the context indicates otherwise. The offering of shares of Common Stock pursuant to this Prospectus is referred to herein as the "Offering." See "Glossary" for the definitions of certain capitalized terms used in this Prospectus.



     When used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially, including, but not limited to, those set forth in "Risk Factors" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Potential Factors Affecting Future Operating Results." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


                                  THE COMPANY


     Bedford Property Investors, Inc. is a self-administered and self-managed equity REIT engaged in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to selected metropolitan areas primarily in the Western United States. As of December 31, 1995, the Company owned and operated, either directly or through one of its wholly-owned subsidiaries, 30 properties aggregating approximately 2.6 million rentable square feet and comprised of 24 industrial properties (the "Industrial Properties"), five suburban office properties (the "Suburban Office Properties") and one retail property (the "Retail Property"). The Industrial Properties, the Suburban Office Properties and the Retail Property are hereinafter referred to individually as a "Property" and collectively as the "Properties." As of December 31, 1995, the Properties were approximately 95% occupied by over 300 tenants. The Company's Properties are located in Northern and Southern California, Colorado, Oregon, Utah, Kansas and Minnesota.



     The Company's strategy is to operate in suburban markets which are experiencing, or are expected by the Company to experience, economic growth and, if possible, are subject to limitations on the development of similar properties. The Company believes that employment growth is a reliable indicator of future demand for both industrial and suburban office space. In addition, the Company believes that certain supply-side constraints, such as limited availability of undeveloped land in a market and of financing for speculative real estate construction, increase a market's potential for higher average rents over time. The Company is currently targeting selected markets proximate to metropolitan areas in Northern and Southern California, Colorado, Oregon, Utah, Kansas, Arizona and Washington. The Company believes that due to recent economic improvements in these markets, and related improvements in the commercial property markets, an investment in industrial and suburban office properties in these markets, and in particular in California, provides the potential for attractive returns through increased occupancy levels, rents and real estate values, although there can be no assurance that this will occur. The Company seeks to grow its asset base through the acquisition of industrial and suburban office properties and portfolios of such properties, as well as through the development of new industrial and suburban office properties.



     The Company is led by an experienced management team who have on average over 17 years of experience in the ownership, management, acquisition and development of industrial and suburban office properties in the Western United States. Peter B. Bedford, the Company's Chairman and Chief Executive Officer, has been engaged in the commercial real estate business, primarily in the Western United States, for over 30 years and has been responsible for the ownership, management, acquisition and development of an aggregate of approximately 18 million square feet of industrial, office and retail properties, as well as land in 14 states, primarily as founder and President of Bedford Property Holdings Limited ("BPHL"), a private diversified real estate holding company. Since his election as the Company's Chairman and Chief Executive Officer in 1992, Mr. Bedford has been instrumental in assembling the Company's Board of Directors, in the design and implementation of the Company's business plan, in the Company's conversion to a self-administered REIT and in the selection of the Company's experienced management team, many of the members of which had previously worked with Mr. Bedford at BPHL.



     Since the adoption of the Company's new business strategy in February 1993, the management team has strategically repositioned the Company by (i) purchasing 20 of the Industrial Properties, all five of the Suburban Office Properties and the Retail Property for approximately $119 million, (ii) developing a research and development facility in Milpitas, California, (iii) increasing Funds From Operations from approximately $2.0 million for the year ended December 31, 1993 to approximately $5.0 million for the year ended December 31, 1995, (iv) obtaining the existing $60 million credit facility (the "Credit Facility") and a commitment to increase such facility to $100 million, (v) selling 8,333,334 shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock") for $50 million in gross proceeds,
(vi) repaying $11.1 million in mortgage loans and notes payable bearing interest at rates in excess of those in effect under the Credit Facility and (vii) selling five real estate assets targeted for sale and selling the Edison Square Partnerships.



     After completion of the Offering, the senior officers and directors of the Company will beneficially own approximately 18% of the shares of the outstanding Common Stock with Mr. Bedford beneficially owning approximately 14% of such shares. As of December 31, 1995, Bed Preferred No. 1 Limited Partnership ("BPLP"), a Delaware limited partnership beneficially owned by an investment fund managed by Aldrich Eastman Waltch, a national real estate investment adviser whose clients primarily include institutional investors, was the holder of all of the outstanding shares of the Convertible Preferred Stock. Each of the 8,333,334 outstanding shares of Convertible Preferred Stock is convertible at the option of the holders, after September 18, 1997, into one half of one share of the Company's Common Stock, subject to adjustment upon the occurrence of certain events. Based upon the current conversion ratio and following conversion, the outstanding shares of Convertible Preferred Stock would represent approximately 39% of the shares of Common Stock outstanding at the completion of the Offering.



                               RECENT ACTIVITIES



     INCREASED FUNDS FROM OPERATIONS AND INCREASED DISTRIBUTIONS



     The Company's strong operating performance has generated increased earnings and dividends. For the year ended December 31, 1995, the Company's Funds From Operations increased to approximately $5.0 million, an increase of approximately 38.6% from approximately $3.6 million for the year ended December 31, 1994. On March 15, 1996, the Company announced a 14% increase in its quarterly dividend, increasing the quarterly dividend on its Common Stock from $.21 per share to $.24 per share. The higher dividend with respect to the first quarter of 1996 will be paid on April 30, 1996 to shareholders of record as of March 29, 1996. Purchasers of Common Stock in the Offering will not receive this dividend in respect of the shares of Common Stock offered hereby.



     RECENTLY COMPLETED AND PENDING ACQUISITIONS



     The Company has an active acquisition program through which it is continually engaged in identifying, negotiating and consummating acquisitions of industrial and suburban office properties and portfolios of such properties. On March 27, 1996 the Company completed the acquisition of a suburban office building located in Laguna Hills, California, comprising approximately 51,000 rentable square feet for a purchase price of $6.0 million. The Company has contracted to purchase a five-building industrial property located in Phoenix,

Arizona, comprising approximately 143,950 rentable square feet for a purchase price of $7.9 million. The Company has also reached understandings with respect to the purchase price and certain other material terms with the sellers of a suburban office property and an industrial property comprising an aggregate of approximately 147,000 rentable square feet for an aggregate purchase price of approximately $13 million. These pending acquisitions are subject to completion of due diligence and a number of other contingencies and, as a result, no assurance can be given that these, or any other, acquisitions will be completed.



     COMMITMENT TO AMEND THE CREDIT FACILITY



     The Company and the lender under the Credit Facility have agreed, in principle, to amend the Credit Facility to increase the commitment from $60 million to $100 million, extend the term and reduce the interest rates. The foregoing amendment to the Credit Facility will be conditioned upon, among other things, the receipt by the Company of net proceeds of at least $45 million from the Offering. There can be no assurance that the Company will enter into this amendment to the Credit Facility on these terms, or at all.



     EQUITY PRIVATE PLACEMENT



     On September 18, 1995 the Company sold 8,333,334 shares of Convertible Preferred Stock for $50 million in gross proceeds. Holders of shares of Convertible Preferred Stock are entitled to receive quarterly cumulative dividends in cash in an amount equal to the greater of (i) $.135 per share or
(ii) the dividends payable with respect to such quarter on the Common Stock into which the Convertible Preferred Stock is convertible, plus, in both cases, the accumulated but unpaid dividends on the Convertible Preferred Stock. Each share of Convertible Preferred Stock is convertible at the option of the holder at any time after September 18, 1997, into one-half share of Common Stock, subject to adjustment under certain circumstances.



     MORTGAGE FINANCINGS



     In March 1996, the Company obtained mortgage loans (the "1996 Mortgage Loans") in the aggregate principal amount of $20.2 million which bear interest at a rate of 7.02% per annum and mature in 2003. The proceeds from the 1996 Mortgage Loans were used to pay down a portion of the outstanding balance under the Credit Facility. As adjusted to reflect the Offering, the 1996 Mortgage Loans and the acquisition of the property in Laguna Hills, California as if such transactions had been consummated on February 29, 1996, the Company's total consolidated indebtedness as of that date equaled approximately 14.0% of the Company's Total Market Capitalization. In addition, the Company has a loan commitment for an additional $4.8 million mortgage loan to be funded in April or May 1996. This mortgage loan is subject to completion of the lender's due diligence and as a result, there can be no assurance that the loan will be made.



     ADOPTION OF NEW FUNDS FROM OPERATIONS INTERPRETATION



     Industry analysts generally consider Funds From Operations an appropriate measure of the operating performance of real estate investment trusts. In March 1995, NAREIT published a "White Paper" setting forth new guidelines that clarify its definition of Funds From Operations and requested that REITs adopt this new interpretation beginning in 1996. The new interpretation provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income to calculate Funds From Operations. In March 1995, the Company implemented the new NAREIT interpretation for calculating Funds From Operations. The Company also restated Funds From Operations for periods prior to 1995 in accordance with the 1995 NAREIT White Paper interpretation.

                                  RISK FACTORS


     An investment in the Company's Common Stock is subject to significant risks, including, but not limited to, the risk that the Company will incur future losses, tax risks, the inability of the Company to sustain or pay dividends and the risks inherent to investments in real estate and real estate development. In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should carefully consider the factors discussed in the section entitled "Risk Factors" before purchasing the Common Stock offered hereby.


                      BUSINESS OBJECTIVES AND GROWTH PLANS


     The Company's business objectives are to increase funds available for distribution to stockholders and to increase stockholders' long-term total return through the appreciation in value of the Common Stock. To achieve these objectives, the Company seeks to (i) increase cash flow from its existing Properties, (ii) acquire quality industrial and suburban office properties and/or portfolios of such properties and (iii) develop new industrial and suburban office properties.



     INTERNAL GROWTH



     The Company seeks to increase cash flow from existing Properties through
(i) the lease-up of vacant space, (ii) the reduction of costs associated with tenant turnover through the retention of existing tenants, (iii) the negotiation of increases in rental rates and of contractual periodic rent increases when market conditions allow it to do so and (iv) the strict containment of operating expenses and capital expenditures.



     ACQUISITIONS



     The Company seeks to acquire quality industrial and suburban office properties and/or portfolios of such properties. The Company believes that (i) the experience of its management team, (ii) its conservative capital structure and its existing $60 million Credit Facility, which may be increased to $100 million pursuant to a commitment obtained by the Company, (iii) its relationships with private and institutional real estate owners, (iv) its strong relationships with real estate brokers and (v) its integrated asset management program enable it to effectively identify and capitalize on acquisition opportunities.



     Acquisitions in 1994. From January 1994 through August 1994, the Company acquired four properties consisting of approximately 676,000 square feet and comprised of two industrial properties and two suburban office properties. The total cost of these Properties, including capital expenditures and due diligence costs, was $25.5 million. At acquisition, it was estimated that these Properties would provide an initial weighted average unleveraged return on cost (computed as annualized property NOI from the date of acquisition divided by total acquisition cost) of 10.6%, assuming no further lease-up. In 1995, the Company achieved a weighted average unleveraged return on cost of 12.9% on these Properties.



     Acquisitions in 1995. From September 1995 through December 1995, the Company acquired 20 properties consisting of approximately 1,546,000 square feet and comprised of 18 industrial properties, one suburban office property and one retail property. The total cost of these Properties, including estimated capital expenditures and due diligence costs, was $84.1 million. At acquisition, it was estimated that these Properties would provide an initial weighted average unleveraged return on cost (computed as annualized property NOI from the date of acquisition divided by total acquisition cost) of 10.5%, assuming no further lease-up.



     Acquisition in 1996. On March 27, 1996, the Company completed a $6.0 million acquisition of a suburban office building consisting of approximately 51,000 rentable square feet in Laguna Hills, California. At acquisition, it was estimated that this Property would provide an initial weighted average unleveraged return on cost (computed as annualized property NOI from the date of acquisition divided by total acquisition cost) of 11.7%, assuming no further lease-up.



     DEVELOPMENT



     During 1995, the Company commenced the development of a 3.1-acre parcel located on the Company's Milpitas Town Center property in Milpitas, California. The property, which was developed on an unleased

("speculative") basis, consists of a single-story research and development facility with approximately 45,090 rentable square feet. Fujitsu PC Corporation recently signed a five-year lease commencing on May 1, 1996 to occupy 100% of the facility's rentable square feet, which will serve as the U.S. headquarters for Fujitsu Ltd.'s laptop computer company. Upon completion of construction, the Company expects the unleveraged annual return on total project costs of approximately $3.4 million to be 12.6% (computed as annualized property NOI from the date the lease was signed divided by total project costs).


                              CORPORATE STRATEGIES

     In pursuing its business objectives and growth plans, the Company intends to:


     - Pursue a market driven strategy which is based upon an analysis of the regional factors which the Company believes impact the supply of, and demand for, industrial and suburban office properties;



     - Focus its efforts in the Western United States;



     - Capitalize on its experienced management team, whose senior officers have on average over 17 years of experience in the ownership, management, acquisition and development of industrial and suburban office properties in the Western United States;



     - Plan for future anticipated expenses associated with tenant turnover by budgeting for tenant improvements, lease commissions and lost income due to vacancy or construction down-time;


     - Concentrate on acquiring general purpose, flexible properties which are suitable for a diverse range of tenants;


     - Utilize its in-house asset and property management personnel in order to enhance property operating results and increase responsiveness to tenants' needs;


     - Cooperate with local real estate brokers in order to more effectively attract and retain tenants; and

     - Maintain a conservative capital structure by limiting total consolidated indebtedness to no more than 50% of its Total Market Capitalization.


                          REAL ESTATE MARKET OVERVIEW



     The Company is currently targeting selected suburban markets in Northern and Southern California, Colorado, Oregon, Utah, Kansas, Arizona and Washington. The Company believes that due to recent economic improvements in these markets, and related improvements in the commercial property markets, an investment in industrial and suburban office properties in these markets, and in particular in California, provides the potential for attractive returns through increased occupancy levels, rents and real estate values. In the 1996 edition of Emerging Trends, a publication of Equitable Real Estate Management, more than 100 real estate professionals ranked San Francisco, Seattle, Denver, and Phoenix among the top seven markets in the nation for general real estate investment in 1996.

     The following charts outline changes in the levels of employment and the relationship between building permits issued and occupancy levels for the years 1989 through 1995 in the markets where the Company operates or intends to operate.



                     EMPLOYMENT IN THE COMPANY'S MARKETS(1)


      MEASUREMENT PERIOD          EMPLOYMENT
    (FISCAL YEAR COVERED)      (JOBS IN MILLIONS)
1989                                    13.588
1990                                   13.7713
1991                                   13.6993
1992                                   13.5485
1993                                   13.6069
1994                                   13.8604
1995                                   14.2573


                       BUILDING PERMITS AND OCCUPANCY FOR


               INDUSTRIAL PROPERTIES IN THE COMPANY'S MARKETS(1)


      MEASUREMENT PERIOD       BUILDING PERMITS       OCCUPANCY
    (FISCAL YEAR COVERED)     (VALUE IN MILLIONS)     (PERCENT)
1989                                    1486              88.2
1990                                    1381              87.8
1991                                     831              86.1
1992                                     626              86.8
1993                                     509              86.9
1994                                     687                89
1995                                     969              89.8

                       BUILDING PERMITS AND OCCUPANCY FOR


                 OFFICE PROPERTIES IN THE COMPANY'S MARKETS(1)


      MEASUREMENT PERIOD         BUILDING PERMITS      OCCUPANCY
    (FISCAL YEAR COVERED)       (VALUE IN MILLIONS)    (PERCENT)
1989                                    2631                81.4
1990                                    1815                80.6
1991                                    1197                80.3
1992                                     814                81.4
1993                                     657                82.8
1994                                     861                84.7
1995                                     904                85.6


- ---------------


(1) Source: U.S. Census Bureau; The Rosen Group. For 1995: employment statistics are for the full year; value of building permits is for the first 11 months annualized; and occupancy percentages are as of the end of the third quarter.



                            BUSINESS AND PROPERTIES



     As of December 31, 1995, the Company owned and operated 30 Properties, aggregating approximately 2.6 million rentable square feet and comprised of 24 Industrial Properties totalling approximately 2.1 million rentable square feet, five Suburban Office Properties totalling approximately 424,000 rentable square feet and one Retail Property totalling approximately 84,000 rentable square feet. As of December 31, 1995, the Suburban Office Properties and Industrial Properties were approximately 96% and 95% occupied, respectively, by a total of 291 tenants, of which 71 were Suburban Office Property tenants and 220 were Industrial Property tenants. As of December 31, 1995, the Retail Property was 99% occupied by 15 tenants.



     The following table summarizes certain information as of December 31, 1995 with respect to the Properties. The table does not include information related to the Company's pending acquisitions.

                              TABLE OF PROPERTIES



                                     YEAR         TOTAL                      TOTAL      PERCENT OFFICE/
                                   ACQUIRED/     RENTABLE                 ANNUALIZED     RESEARCH AND
                                     YEAR         SQUARE      PERCENT        BASE         DEVELOPMENT     NUMBER OF
  PROPERTY NAME AND LOCATION      CONSTRUCTED      FEET     OCCUPIED(1)     RENT(2)         FINISH         TENANTS
- -------------------------------  -------------  ----------  -----------   -----------   ---------------   ---------
INDUSTRIAL PROPERTIES
GREATER SAN FRANCISCO BAY AREA, CALIFORNIA
Building #3 at Contra Costa
  Diablo Industrial Park,
  Concord......................      1990/1983      21,840      100%      $   108,108          50%             1
Building #8 at Contra Costa
  Diablo Industrial Park,
  Concord......................      1990/1981      31,800      100%      $   190,800          18%             1
Building #18 at Mason
  Industrial Park, Concord.....      1990/1984      28,850       83%      $   159,408          17%             7
Milpitas Town Center,
  Milpitas(3)..................      1994/1983     102,620      100%      $   753,936          60%             4
Auburn Court, Fremont..........      1995/1983      68,030      100%      $   444,660          50%             6
Westinghouse Drive, Fremont....      1995/1982      24,030      100%      $   132,648          25%             1
350 East Plumeria Drive, San
  Jose.........................      1995/1983     142,700      100%      $ 1,113,060          52%             1
301 East Grand, South San
  Francisco....................      1995/1974      57,846       71%      $   240,636          21%             2
342 Allerton, South San
  Francisco....................      1995/1969      69,312      100%      $   476,832          15%             4
400 Grandview, South San
  Francisco....................      1995/1976     107,004      100%      $   801,816          37%             5
410 Allerton, South San
  Francisco....................      1995/1970      46,050      100%      $   237,612          12%             1
417 Eccles, South San
  Francisco....................      1995/1964      24,624      100%      $   140,580           8%             2
                                                ----------  -----------   -----------       ------           ---
    Subtotal/Weighted Average                      724,706       97%      $ 4,800,096          37%            35
                                                ----------  -----------   -----------       ------           ---
GREATER LOS ANGELES AREA, CALIFORNIA
Dupont Industrial Center,
  Ontario......................      1994/1989     451,192      100%      $ 1,431,036           5%            17
3002 Dow Business Center,
  Tustin.......................   1995/1987-89     192,125       83%      $ 1,434,348          50%            54
                                                ----------  -----------   -----------       ------           ---
    Subtotal/Weighted Average                      643,317       95%      $ 2,865,384          18%            71
                                                ----------  -----------   -----------       ------           ---
DENVER, COLORADO
Bryant Street Annex, Denver....      1995/1968      55,000      100%      $   221,112          25%             2
Bryant Street Quad, Denver.....   1995/1971-73     155,536       97%      $   460,116          20%            16
                                                ----------  -----------   -----------       ------           ---
    Subtotal/Weighted Average                      210,536       98%      $   681,228          21%            18
                                                ----------  -----------   -----------       ------           ---
MINNEAPOLIS/ST. PAUL, MINNESOTA
St. Paul Business Center East,
  Maplewood....................      1995/1984      77,000       90%      $   484,656          70%            12
St. Paul Business Center West,
  Maplewood....................      1995/1981     108,750       81%      $   476,184          52%            26
                                                ----------  -----------   -----------       ------           ---
    Subtotal/Weighted Average                      185,750       85%      $   960,840          59%            38
                                                ----------  -----------   -----------       ------           ---
GREATER PORTLAND AREA, OREGON
Twin Oaks Technology Center,
  Beaverton....................      1995/1984      94,177       81%      $   552,744          70%            16
Twin Oaks Business Park,
  Beaverton....................      1995/1984      65,238       94%      $   471,144         100%            14
                                                ----------  -----------   -----------       ------           ---
    Subtotal/Weighted Average                      159,415       86%      $ 1,023,888          82%            30
                                                ----------  -----------   -----------       ------           ---
KANSAS CITY, KANSAS
Ninety-Ninth Street #3,
  Lenexa.......................      1990/1990      50,000      100%      $   293,016          18%             2
Ninety-Ninth Street #1,
  Lenexa.......................      1995/1988      35,516      100%      $   282,708          70%             3
Ninety-Ninth Street #2,
  Lenexa.......................      1995/1988      12,974      100%      $    98,088          95%             1
Lackman Business Center,
  Lenexa.......................      1995/1985      45,956       98%      $   377,808          75%            22
                                                ----------  -----------   -----------       ------           ---
    Subtotal/Weighted
      Average..................                    144,446       99%      $ 1,051,620          56%            28
                                                ----------  -----------   -----------       ------           ---
TOTAL/WEIGHTED AVERAGE
ALL INDUSTRIAL PROPERTIES......                  2,068,170       95%      $11,383,056          36%           220
                                                ----------  -----------   -----------       ------           ---

                                     YEAR         TOTAL                      TOTAL      PERCENT OFFICE/
                                   ACQUIRED/     RENTABLE                 ANNUALIZED     RESEARCH AND
                                     YEAR         SQUARE      PERCENT        BASE         DEVELOPMENT     NUMBER OF
  PROPERTY NAME AND LOCATION      CONSTRUCTED      FEET     OCCUPIED(1)     RENT(2)         FINISH         TENANTS
- -------------------------------  -------------  ----------  -----------   -----------   ---------------   ---------
SUBURBAN OFFICE PROPERTIES
GREATER LOS ANGELES AREA, CALIFORNIA(4)
1000 Town Center Drive,
  Oxnard.......................      1993/1990     107,653       93%      $ 1,769,076         100%            10
Mariner Court, Torrance........      1994/1989     105,436       97%      $ 1,790,412         100%            35
                                                ----------  -----------   -----------       ------           ---
    Subtotal/Weighted
      Average..................                    213,089       95%      $ 3,559,488         100%            45
                                                ----------  -----------   -----------       ------           ---
SALT LAKE CITY, UTAH
Woodlands II, Salt Lake
  City(5)......................      1993/1990     114,352       95%      $ 1,542,984         100%            11
KANSAS CITY, KANSAS
6600 College Boulevard,
  Overland Park................   1995/1982-83      79,316      100%      $   952,884          95%             6
GREATER SAN FRANCISCO BAY AREA, CALIFORNIA
Village Green, Lafayette(6)....      1994/1983      16,895      100%      $   306,240         100%             9
                                                ----------  -----------   -----------       ------           ---
TOTAL/WEIGHTED AVERAGE
ALL SUBURBAN OFFICE
  PROPERTIES...................                    423,652       96%      $ 6,361,596          99%            71
                                                ----------  -----------   -----------       ------           ---
RETAIL PROPERTY
Academy Place Shopping Center,
  Colorado Springs.............   1995/1980-82      84,347       99%      $   836,748       --                15
                                                ----------  -----------   -----------       ------           ---
TOTAL/WEIGHTED AVERAGE ALL
  PROPERTIES...................                  2,576,169       95%      $18,581,400          47%           306
                                                 =========  ===========   ============  =============     ==========


- ---------------
(1) Rentable square feet occupied divided by total rentable square feet.

(2) Annualized Base Rent is computed upon the basis of the monthly base rent in effect under each lease as of December 31, 1995, or, if such monthly base rent has been reduced by a temporary rent concession, the monthly base rent that would have been in effect at such date in the absence of such concession. Annualized Base Rent does not reflect increases or decreases in monthly rental rates or any lease expirations which are scheduled to occur or which may occur after December 31, 1995 or the cost of any leasing commissions or tenant improvements.


(3) The Company is currently developing a 45,090 rentable square foot building on 3.1 acres of adjoining land. The Company has signed a five-year lease with Fujitsu PC Corporation, which is scheduled to occupy the entire facility beginning May 1, 1996. See "Business and Properties--Development."


(4) On March 27, 1996 the Company completed the acquisition of a suburban office building located in Laguna Hills, California, comprising approximately 51,062 rentable square feet for a purchase price of $6.0 million. See "Business Objectives and Growth Plans--Acquisitions--Acquisition in 1996."


(5) Rentable square feet includes an 8,268 square foot single-story retail building which was 100% occupied as of December 31, 1995.

(6) The Company's headquarters are located at Village Green.

                                  THE OFFERING

     All of the shares of Common Stock offered hereby are being sold by the Company. None of the Company's stockholders are selling any shares of Common Stock in the Offering.


Common Stock outstanding prior to the Offering............  3,045,325 shares(1)
Common Stock offered in the Offering......................  3,350,000 shares
Common Stock to be outstanding after the Offering.........  6,395,325 shares(1)
Common Stock outstanding after the Offering assuming
  conversion of all outstanding shares of Convertible
  Preferred Stock.........................................  10,561,992 shares(1)
Use of Proceeds...........................................  To repay all outstanding indebtedness under the Credit Facility, to purchase
                                                            additional properties and for general
                                                            corporate purposes, including working
                                                            capital. See "Use of Proceeds."
New York Stock Exchange and Pacific
  Stock Exchange Symbol...................................  "BED"


- ---------------

(1) Based on the number of shares of Common Stock outstanding as of March 15, 1996.


                              DISTRIBUTION POLICY


     The Company has made regular quarterly distributions to the holders of the Common Stock in each quarter since the second quarter of 1993 and has increased the dividend six times from $.10 per share in the second quarter of 1993 to $.21 per share in each of the second, third and fourth quarters of 1995. On March 15, 1996, the Company declared a dividend distribution to its stockholders of record on March 29, 1996 of $.24 per share of Common Stock for the first quarter of 1996, payable April 30, 1996. Purchasers of Common Stock in the Offering will not receive this dividend in respect of the shares of Common Stock offered hereby. All dividend distributions made for the years 1993, 1994 and 1995 were classified as a return of capital for federal income tax purposes. It is likely, however, that a substantial portion of the Company's dividend distributions in 1996 will be taxable as ordinary income. The Company currently intends to continue paying regular quarterly dividends and to distribute amounts sufficient to maintain its status as a REIT. Dividends are made at the discretion of the Board of Directors and future distributions by the Company will depend on the Board of Directors' evaluation of the results of operations of the Company, its financial condition and capital requirements, restrictions under the Convertible Preferred Stock, debt instruments and the Maryland General Corporation Law (the "MGCL"), the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"), required repayments of borrowings and such other factors as the Board of Directors deems relevant.



     On September 18, 1995 the Company sold 8,333,334 shares of Convertible Preferred Stock for $50 million in gross proceeds to BPLP. The Company paid dividends to BPLP in an amount of approximately $.02 per share of Convertible Preferred Stock for the partial dividend period commencing September 18, 1995 and ended September 30, 1995 and in an amount of $.135 per share of Convertible Preferred Stock for the fourth quarter of 1995. On March 15, 1996, the Company declared a dividend distribution in an amount of $.135 per share of Convertible Preferred Stock for the first quarter of 1996, payable May 15, 1996. Dividends may be authorized, declared and paid on shares of Common Stock in any fiscal quarter only if full cumulative dividends have been paid on, or authorized and set apart on, all shares of Convertible Preferred Stock for all prior dividend periods through and including the end of such quarter. Holders of shares of Convertible Preferred Stock are entitled to receive in each calendar quarter, when and as authorized and declared by the Board of Directors, cumulative dividends in cash in an amount equal to the greater of (i) an amount per share of $.135 or (ii) the dividends payable with respect to such quarter on the Common Stock into which the Convertible Preferred Stock is convertible, plus, in both cases, the accumulated but unpaid dividends on the Convertible Preferred Stock.

                           TAX STATUS OF THE COMPANY

     The Company has elected to be taxed as a REIT under Sections 856-860 of the Code and (subject to certain exceptions) so long as it qualifies as a REIT is not subject to federal income taxation at the corporate level on its taxable income that is distributed to the stockholders of the Company. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its annual taxable income. Failure to qualify as a REIT would render the Company subject to tax (including any applicable minimum tax) on its taxable income at regular corporate rates, and distributions to the stockholders in any such year would not be deductible by the Company. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


     The following table sets forth summary consolidated financial and operating data for the Company and its subsidiaries on a historical basis as of and for the years ended December 31, 1991 through 1995. The following table also sets forth summary consolidated operating data for the Company and its subsidiaries on a pro forma basis for the year ended December 31, 1995.



     The financial and operating data as of and for the years ended December 31, 1991 through 1995 have been derived from the Company's audited financial statements. The following data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



     The unaudited pro forma operating data for the year ended December 31, 1995 are presented as if (i) property acquisitions and property sales occurring after December 31, 1994, including the acquisition of the suburban office property in Laguna Hills, California on March 27, 1996, (ii) the pending acquisition of the industrial property in Phoenix, Arizona, which is under contract and scheduled to close in April 1996, (iii) the 1996 Mortgage Loans in the amount of $20.2 million and (iv) the Offering had occurred on January 1, 1995. The unaudited pro forma balance sheet data as of December 31, 1995 are presented as if (i) the acquisition of the suburban office property in Laguna Hills, California on March 27, 1996, (ii) the pending acquisition of the industrial property in Phoenix, Arizona, (iii) the 1996 Mortgage Loans in the amount of $20.2 million and (iv) the Offering had occurred as of that date. The acquisition of the industrial property in Phoenix, Arizona which is under contract and scheduled to close in April 1996 is subject to the completion of due diligence and a number of other contingencies and, as a result, no assurance can be given that the acquisition will be completed.


     The pro forma data are based upon certain assumptions in addition to those specified above that are included in the notes to the pro forma financial statements included elsewhere in this Prospectus. The pro forma financial data are not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor do they purport to represent the Company's future financial position and results of operations.

                                                   FOR THE YEAR ENDED DECEMBER 31,
                                ---------------------------------------------------------------------
                                PRO FORMA     ACTUAL      ACTUAL      ACTUAL      ACTUAL       ACTUAL
                                  1995         1995        1994        1993        1992         1991
                                ---------     -------     -------     -------     -------      ------
                                 (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE, PROPERTY AND OCCUPANCY
                                DATA)
OPERATING DATA:
  Rental income...............   $23,840      $11,695     $ 9,154     $ 7,207     $ 9,056      $8,675
  Income from property
     operations...............    14,589        6,362       4,624       1,597       1,434       1,514
  General and administrative
     expenses.................     1,457        1,457       1,309       1,303       2,568       2,068
  Interest income.............       226          226          56         136           5         602
  Interest expense............     1,934        1,594         955         716       1,191       2,281
  Income (loss) before
     extraordinary item.......    10,577        2,895       3,609       3,147     (21,943)     (5,454)
  Net income (loss)...........    10,577        2,895       3,609       3,147     (18,125)     (5,454)
  Income (loss) applicable to
     common stockholders......     6,077        1,607       3,609       3,147     (18,125)     (5,454)
  Income (loss) before
     extraordinary item per
     common share.............   $  0.94      $  0.52     $  1.18     $  1.06     $ (7.34)     $(1.82)
  Net income (loss) per common
     share....................   $  0.94      $  0.52     $  1.18     $  1.06     $ (6.06)     $(1.82)
  Weighted average number of
     common and common
     equivalent shares
     outstanding..............  6,439,549     3,089,549   3,073,832   2,987,950   2,987,950    2,987,950
CASH FLOW INFORMATION:
  Net cash provided by
     operating
     activities...............        --      $ 4,898     $ 2,716     $ 1,220     $   198      $1,765
  Net cash provided (used) by
     investing activities.....        --      (73,259)    (19,720)     10,085      (1,750)     (1,190)
  Net cash provided (used) by
     financing activities.....        --       64,655      16,807      (6,550)      1,400        (609)
OTHER DATA:
  Funds from operations.......        --      $ 5,021     $ 3,622     $ 1,964     $   879      $  836
  Dividends declared per share
     of Common Stock..........        --      $  0.82     $  0.71     $  0.36          --      $ 0.24
  Number of Properties........        32           30          12           9          12          14
  Rentable square feet (in
     thousands)...............     2,771        2,576       1,157         632         908       1,180
  Percent occupied............        95%          95%         95%         88%         90%         88%



                                      AS OF DECEMBER 31,
                                             1995
                                    ----------------------
                                    PRO FORMA      ACTUAL
                                    ---------     --------
BALANCE SHEET DATA:
  Real estate investments before
     accumulated depreciation.....  $ 145,361     $131,183
  Total assets....................    157,328      133,478
  Mortgage loans payable..........     20,200           --
  Bank loan payable...............         --       43,250
  Common stock and other
     stockholders' equity.........     79,335       32,435

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should carefully consider the following factors before purchasing the Common Stock offered hereby.

GEOGRAPHIC CONCENTRATION; DEPENDENCE ON CALIFORNIA ECONOMY


     As of December 31, 1995, approximately 62% of the Company's total Annualized Base Rent was generated by its Properties located in the State of California. As a result of this geographic concentration, the performance of the commercial real estate markets and the local economies in various areas within California could affect the value of such Properties and the rental income from such Properties and, in turn, the Company's results of operations. In addition, the geographic concentration of the Company's Properties in California in close proximity to regions known for their seismic activity exposes the Company to the risk that operating results could be materially affected by a significant earthquake. See "-- Risks Inherent in Real Estate Investments -- Effect of Uninsured Loss."


HISTORICAL LOSSES; POSSIBILITY OF FUTURE LOSSES


     The Company had losses of $12.3 million, $5.5 million, $21.9 million and $286,000 for fiscal years 1990 through 1993, respectively, before taking into account the gain on the extinguishment of debt in 1992 and gains on sales of investments and joint venture partnerships in 1993. Although such losses were due in large part to investments which the Company subsequently divested, there can be no assurance that the Company will not incur significant losses in the future. As of December 31, 1995, the Company's consolidated balance sheet reflected accumulated losses and distributions in excess of net income aggregating approximately $74.8 million, resulting from the losses referred to above and the fact that aggregate dividends to stockholders have exceeded net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


RISKS INHERENT IN REAL ESTATE INVESTMENTS

     General


     Real property investments are subject to numerous risks. The yields available from an equity investment in real estate depend on the amount of income generated and costs incurred by the related properties. If properties in which the Company invests do not generate sufficient income to meet costs, including debt service, tenant improvements, third-party leasing commissions and capital expenditures, the Company's results of operations and ability to make distributions to its stockholders will be adversely affected. Revenues and values of the Company's properties may be adversely affected by a number of factors, including the national economic climate, the local economic climate, local real estate conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the attractiveness of the properties to tenants, competition from other available space, the ability of the Company to provide adequate maintenance and insurance and to cover other operating costs, government regulations and changes in real estate, zoning or tax laws, interest rate levels, the availability of financing and potential liabilities under environmental and other laws. Historically, the Company has had tenants leasing space in the Properties who occasionally have been delinquent in their payments. Further, because the Company generally does not have extensive historical or financial information on the tenants in its recently acquired Properties, there may be tenants in the Company's recently acquired Properties who, unknown to the Company, were delinquent in the payment of their rent in the past. As substantially all of the Company's income is derived from rental income from real property, the Company's results of operations and ability to make distributions to stockholders would be adversely affected if a number of the Company's tenants or one or more of the Company's significant tenants were unable to meet their obligations to the Company or failed to renew their leases with the Company, or if the rental rates upon reletting or renewal of leases were significantly lower than current or expected rates or if the Company were unable to lease a significant amount of space on economically favorable terms or at all. In addition, certain significant expenditures associated with each equity investment (such as debt service, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in rental income from the investment. Should such events occur, the Company's results of operations and ability to make distributions to stockholders could be adversely affected.

     Lease Expirations; Renewal of Leases and Reletting of Unleased Space


     As of December 31, 1995, leases representing 14%, 26%, 21%, 13% and 12% of the Company's total Annualized Base Rent at that date were scheduled to expire in 1996, 1997, 1998, 1999 and 2000, respectively. The Company will be subject to the risk that, upon expiration, certain of these leases will not be renewed, the space may not be relet, or the terms of renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. See "Business and Properties -- Lease Expirations for the Properties." In addition, the Company expects to incur costs in making improvements or repairs to its Properties required by new or renewing tenants and expenses associated with brokerage commissions payable in connection with the reletting of space. Similarly, rental income may be reduced due to vacancies resulting from lease expirations or by construction of tenant improvements required by renewing or new tenants. If the Company is unable to promptly renew leases or relet space or to fund expenses relating to tenant turnover, if the terms of any such renewal or reletting are less favorable than current lease terms, or if the expenses relating to tenant turnover are greater than expected, the foregoing could have a material adverse effect on the Company and its ability to make distributions to stockholders.


     Dependence on Certain Tenants


     As of December 31, 1995, ten of the Company's tenants accounted for approximately 30% of its total Annualized Base Rent. If the Company were to lose any one or more of such tenants, or if any one or more of such tenants were to declare bankruptcy or to fail to make rental payments when due, there could be a material adverse effect on the Company and its ability to make distributions to stockholders. See "-- Bankruptcy of Tenants."


     Bankruptcy of Tenants

     At any time, a tenant could seek the protection of the bankruptcy laws, which might result in the modification or termination of such tenant's lease and cause a reduction in the cash flow of the Company. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in its failure to make rental payments when due. In the event of default by or bankruptcy of a tenant, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The default, bankruptcy or insolvency of a major tenant may have an adverse effect on the Company and its ability to make distributions to stockholders. Moreover, a substantial number of the Company's tenants are professionals or small- or medium-sized businesses, which are generally more susceptible to the foregoing risks than are large, well-capitalized enterprises.

     Risks Associated with Real Estate Acquisition and Development


     The Company intends to actively seek to acquire industrial and suburban office properties and portfolios of such properties, which may include the acquisition of other companies and business entities owning such properties. Although the Company will engage in due diligence with respect to each new acquisition, there can be no assurance that the Company will be aware of all potential liabilities and problems associated with such properties, and the Company may have limited contractual recourse, or no contractual recourse, against the sellers of such properties. In that regard, of the 30 Properties owned by the Company as of December 31, 1995, 24 were acquired in 1994 and 1995, and there can be no assurance that the Company is aware of all potential liabilities and problems associated with these recently acquired Properties. Moreover, it is likely that in the future, the majority of the Company's properties and portfolios of properties will be acquired on an "as is" basis, with limited recourse against the sellers. In addition, acquisitions of new properties entail risks that the investments will fail to perform in accordance with expectations, and estimates of the costs of improvements to bring an acquired property up to the Company's standards, and standards established for the market position intended for that property, may prove inaccurate. To the extent that the Company acquires properties with substantial vacancies (as it has in the past), there is a risk that the Company will be unable to lease vacant space in a timely manner or at all, and that the costs of obtaining tenants (such as tenant improvements, lease concessions and brokerage commissions) could prove more costly than anticipated.


     During 1995, the Company commenced the development of a 3.1-acre parcel located on the Company's Milpitas Town Center property in Milpitas, California. The property, which was developed on an unleased ("speculative") basis, consists of a single-story research and development facility with approximately 45,090 rentable square feet. Fujitsu PC Corporation recently signed a five-year lease commencing on May 1, 1996 to occupy 100% of the facility's rentable square feet. The Company will be subject to a number of risks relating to the development of the Milpitas R&D Property and any other industrial and suburban office property projects it decides to develop, including the risks that financing for such development may not be available on favorable terms, that a project may not be completed or may not be completed on schedule or for the amount planned (resulting in increased debt service expense and construction costs) and that newly constructed properties may not be leased on profitable terms or at all. Timely construction may be adversely affected by the failure to obtain governmental permits, environmental matters, by local or national strikes and by local or national shortages in building materials or supplies or fuel for equipment. Any of the foregoing could adversely affect the Company and its ability to make distributions to stockholders.


     Effect of Uninsured Loss


     The Company currently carries general liability coverage with primary limits of $1 million per occurrence and $2 million in the aggregate, as well as a $10 million umbrella liability policy. The Company carries property insurance on a replacement value basis covering both the cost of direct physical damage and the loss of rental income. Separate flood and earthquake insurance is provided with an annual aggregate limit of $10 million, subject to varying deductibles of 7.5% to 25% of total insurable value per building with respect to earthquake coverage. Certain types of losses, however (such as losses due to acts of war, nuclear accidents or pollution), may be either uninsurable or not economically insurable. Likewise, certain losses could exceed the limits of the Company's insurance policies or could cause the Company to bear a substantial portion of those losses due to deductibles under those policies. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated cash flow from the property and would continue to be obligated to repay any outstanding indebtedness incurred to acquire such property. In addition, a majority of the Properties are located in areas that are subject to earthquake activity. Although the Company has obtained earthquake insurance policies for all of its Properties, should one or more Properties sustain damage as a result of an earthquake, the Company may incur substantial losses up to the amount of the deductible under its earthquake policy and, additionally, to the extent that the damage exceeds the policy's maximum coverage. Although the Company has obtained owner's title insurance policies for each of the Properties, the title insurance may be in an amount less than the current market value of certain of the Properties. If a title defect results in a loss that exceeds insured limits, the Company could lose all or part of its investment in, and anticipated gains (if any) from, such Property. See "Business and Properties -- Insurance."


SUBSTANTIAL INCREASE IN DIVIDEND REQUIREMENTS; POSSIBLE INABILITY TO SUSTAIN DIVIDENDS


     The cash dividends payable on the Convertible Preferred Stock, which was issued in September 1995, will substantially increase the cash required to continue to pay cash dividends on the Common Stock at current levels. The terms and conditions of the Convertible Preferred Stock provide that dividends may be paid on shares of Common Stock in any fiscal quarter only if full cumulative cash dividends have been paid on all shares of Convertible Preferred Stock in the amount equal to the greater of (i) an amount per share of $.135 or (ii) the dividends payable with respect to such quarter on the Common Stock into which the Convertible Preferred Stock is convertible plus, in both cases, any accumulated but unpaid dividends on the Convertible Preferred Stock. Furthermore, if the holders of the Convertible Preferred Stock exercise their redemption rights and such redemption is not made, the dividend payable on the Convertible Preferred Stock will increase. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Dividends."


     The Convertible Preferred Stock may be redeemed, under certain circumstances, at the option of the Company or upon demand of the holders of the Convertible Preferred Stock. Such a redemption would decrease the amount of cash available to pay cash dividends on the Common Stock. At any time after September 18, 1997, the Company may redeem the Convertible Preferred Stock in whole (but not in part) at its option at a price calculated by determining an internal rate of return on the Convertible Preferred Stock of 25% per annum for the period from September 18, 1995 until September 18, 1997 and an internal rate of return on the Convertible Preferred Stock of 20% per annum from and after September 18, 1997 until the date of redemption, but not beyond September 18, 2000. At any time after September 18, 2000, or at any time prior thereto if there are less than 400,000 shares of Convertible Preferred Stock outstanding, the Convertible Preferred Stock may be redeemed in whole or in part at the option of the Company at a redemption price equal to $6.30 per share (declining $.06 in each of the first five full years commencing on September 18, 2000) plus all accrued and unpaid dividends. In addition, after September 18, 1996, the Company will be required, at the option of the holders of the Convertible Preferred Stock, to redeem the Convertible Preferred Stock on demand of the holders thereof on the occurrence of any one or more of the following: (i) the failure to pay dividends on the Convertible Preferred Stock for two consecutive quarters, (ii) a default in the payment on certain institutional debt, (iii) the failure of the Company to obtain any required consent of the holders of the Convertible Preferred Stock or (iv) the failure to reach certain financial performance levels. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Redemption."


     In addition, the Common Stock issued in connection with the Offering will further substantially increase the cash required to continue to pay cash dividends at current levels. Any Common Stock or Preferred Stock that may in the future be issued to finance acquisitions, upon exercise of stock options or otherwise would have a similar effect. See "-- Shares Available for Future Sale" and "Shares Available for Future Sale." The Company's ability to pay dividends will depend in large part on the performance of its Properties and other properties that it may acquire in the future. In addition, the Credit Facility places certain limitations on the Company's ability to pay quarterly dividends to stockholders.



     In addition, the Company's ability to pay dividends is based upon a number of uncertainties. In particular, the Company acquired 24 of its 30 Properties in 1994 and 1995 and, therefore, has a limited operating history with respect to those Properties. The Company's ability to pay dividends depends in large part upon whether these recently acquired Properties, as well as the Company's other Properties and future acquisitions perform in accordance with expectations. Likewise, the Company's ability to pay dividends will depend upon, among other things, occupancy levels at its Properties, its ability to enter into new leases upon expiration of current leases and costs associated with the renewal or reletting of space, expenditures with respect to existing and newly acquired Properties, the amount of its debt and the interest rate thereon, default or bankruptcy by tenants, and other costs relating to its Properties, as well as the continued absence of significant expenditures relating to environmental or other regulatory matters. Most of these matters are beyond the control of the Company and it is unlikely that the Company's expectations with respect to these matters will prove accurate in all respects. A significant difference between such expectations and actual results could have a material adverse effect on the Company and its ability to pay dividends.


     The Company's ability to pay dividends on the Common Stock is further limited by the MGCL. Under the MGCL, a Maryland corporation may not make a distribution on its common stock if, after giving effect to such distribution, either (i) the corporation would not be able to pay indebtedness of the corporation as such indebtedness becomes due in the usual course of business or
(ii) the corporation's total assets would be less than the sum of the corporation's total liabilities plus any payments the corporation would be required to make upon the corporation's dissolution to holders of stock having a liquidation preference (such as the Convertible Preferred Stock) over common stock in the event of dissolution. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Liquidation Preference."

TAX RISKS; RISKS ASSOCIATED WITH REIT STATUS

     Adverse Consequences of the Failure to Maintain Qualification as a REIT

     The Company believes that it has operated so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year 1985. However, no assurance can be given that the Company will be able to continue to operate in a manner enabling it to remain so qualified or that it will not be found to have failed to qualify as a REIT for a prior tax year. In that regard (as discussed below), it is uncertain whether the Company properly requested written statements from certain stockholders for tax years 1992 and 1993 as required by the regulations issued by the United States Treasury Department (the "Treasury Regulations") under the Code. Qualification as a REIT involves the application of highly technical and complex Code provisions which have only a limited number of judicial and administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Company's control may have an impact on its ability to maintain its qualification as a REIT. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must make distributions to stockholders aggregating annually at least 95% of its REIT taxable income (excluding net capital gains). In addition, no assurance can be given that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to its qualification as a REIT or the federal income tax consequences of such qualification. The Company, however, is not aware of any proposal to amend the tax laws that would significantly and adversely affect the Company's ability to continue to operate as a REIT.


     As a condition to maintaining its status as a REIT, the Code, and the Treasury Regulations promulgated thereunder, contain a requirement (the "Five or Fewer Requirement") that, during the last half of each taxable year, not more than 50% in value of the REIT's outstanding stock be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities). In order to determine if a REIT satisfies the Five or Fewer Requirement, the Treasury Regulations require a REIT to request written statements concerning the ownership of its capital stock from certain stockholders of record (the "Stockholder Polling Requirements"). See "Federal Income Tax Considerations -- Requirements for Qualification." For tax years 1992 and 1993 (and possibly for certain prior years which tax counsel referred to below believes are outside the normal period for federal tax audit), it is uncertain whether the Company properly requested the written statements required by the Stockholder Polling Requirements from certain clearing organizations holding Common Stock as nominees for the beneficial owners of such shares. However, the Company did employ stockholder polling procedures for tax years 1992 and 1993 which it believes went beyond what is required by the Treasury Regulations under the Code in providing stockholder ownership information for purposes of determining whether the Company had satisfied the Five or Fewer Requirement. In that regard, the Company has received an opinion of Shearman & Sterling, counsel to the Company, to the effect that, based on various assumptions and factual representations made by the Company, the Company has not, by virtue of the Stockholder Polling Requirements, failed to qualify as a REIT with respect to tax years 1992 and 1993. However, such opinion is not binding on the Internal Revenue Service (the "IRS"). If the IRS were to successfully challenge such compliance, the Company would lose its status as a REIT as of the first taxable year in which it was considered not to have complied with such requirements. See "Federal Income Tax
Considerations -- Failure to Qualify."



     The Stock Purchase Agreement, in effect, permits a partner in BPLP to own up to 8.2% of the outstanding shares of Common Stock of the Company on a fully diluted basis (that is, treating the Convertible Preferred Stock as if all of such stock were converted to Common Stock). This is the equivalent of owning approximately 14.2% of the Convertible Preferred Stock, based on the number of shares of Common Stock outstanding before the completion of the Offering or 20.8% based on the number of shares of Common Stock outstanding after the Offering. If each share of the Convertible Preferred Stock and each share of the Common Stock were relatively equal in value, the ownership of the Convertible Preferred Stock or the Common Stock upon conversion by BPLP would not cause the Company to violate the Five or Fewer Requirement since, when the maximum ownership of each of the partners of BPLP is combined with the ownership of Peter Bedford, five or fewer individuals would not own more than 50% in value of the outstanding shares of the Company. Notwithstanding the foregoing, if (i) there were a substantial decline in the value of a share of the Common Stock relative to a share of the Convertible Preferred Stock, (ii) five or fewer individuals owned more than 50% of the Convertible Preferred Stock, and (iii) such Convertible Preferred Stock constituted more than 50% of the aggregate value of both the Common Stock and the Convertible Preferred Stock, the Company could cease to be eligible to be treated as a REIT. The Company believes that the likelihood of all three circumstances occurring is remote. For example, as noted, five or fewer "individuals" would need to own more than a 50% interest in BPLP. The Company believes that most of the partners in BPLP are entities which are widely held and not individuals. Therefore, based upon the "look through" requirement described above, the Company believes that it is unlikely that five or fewer "individuals" would own more than 50% of the outstanding shares. Nonetheless, if there were both such a substantial decline in value of the shares of Common Stock and five or fewer individuals were treated as owning more than 50% of BPLP, the Company could fail to qualify as a REIT.


     If the Company fails to maintain its qualification as a REIT, or is found not to have qualified as a REIT for any prior year, the Company would not be entitled to deduct dividends paid to its stockholders and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce amounts available for investment or distribution to stockholders because of the additional tax liability to the Company for the year or years involved. In addition, the Company would no longer be required by the Code to make any distributions. As a result, disqualification of the Company as a REIT could have a material adverse effect on the Company and its ability to make distributions to stockholders. To the extent that distributions to stockholders have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. See "Federal Income Tax Considerations."

     Effect of Distribution Requirements

     To maintain its status as a REIT, the Company is required each year to distribute to its stockholders at least 95% of its taxable income (excluding net capital gains). In addition, the Company is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income and 95% of its capital gain net income for the calendar year plus any amount of such income not distributed in prior years. See "Federal Income Tax Considerations." Although the Company anticipates that cash flow from operations will be sufficient to enable it to pay its operating expenses and meet the distribution requirements discussed above, there can be no assurance that this will be the case and it may be necessary for the Company to incur borrowings or otherwise obtain funds to satisfy the distribution requirements associated with maintaining its qualification as a REIT. In addition, differences in timing between the receipt of income and the payment of expenses in arriving at taxable income of the Company could require the Company to incur borrowings or otherwise obtain funds to meet the distribution requirements that are necessary to maintain its qualification as a REIT. There can be no assurance that the Company will be able to borrow funds or otherwise obtain funds if and when necessary to satisfy such requirements.

TRANSFER AND OWNERSHIP LIMITATIONS


     For the purpose of preserving the Company's REIT qualification, the Company's Charter provides that no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than 5% (in value) of the aggregate outstanding shares of all classes of stock of the Company or more than 5% (in number or value, whichever is more restrictive) of the outstanding shares of Common Stock, with certain exceptions. In addition, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's stock if such ownership would cause more than 50% in value of the Company's outstanding stock to be owned by five or fewer individuals or would result in the Company's stock being beneficially owned by less than 100 persons (determined without reference to any rule of attribution). Acquisition or ownership (actual or constructive) of the Company's stock in violation of these restrictions results in automatic transfer of such stock to a trust for the benefit of a charitable beneficiary or, under certain specified circumstances, the violative transfer may be deemed void ab initio or the Company may choose to redeem the violative shares. Mr. Bedford and BPLP are subject to higher ownership limitations than the other stockholders. Specifically, Mr. Bedford is not permitted to own more than 15% of the lesser of the number or value of the outstanding shares of Common Stock, as adjusted to take into account the conversion of the 8,333,334 shares of Convertible Preferred Stock. BPLP is permitted to own 100% of the outstanding shares of Convertible Preferred Stock, but not more than 58% of the lesser of the number or value of the outstanding shares of Common Stock, as adjusted to take into account the conversion of the 8,333,334 shares of Convertible Preferred Stock. See "Description of Capital Stock of the
Company -- Restrictions on Transfer and Ownership of Capital Stock."



     The constructive ownership rules are complex and may cause Common Stock or Convertible Preferred Stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 5% of the number or value of outstanding Common Stock or of less than 5% of the value of outstanding Convertible Preferred Stock (or the acquisition of an interest in an entity which owns Common Stock or Convertible Preferred Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own Common Stock or Convertible Preferred Stock in excess of the limits described above, and thus subject such stock to the ownership restrictions in the Charter. See "Description of Capital Stock of the Company -- Restrictions on Transfer and Ownership of Capital Stock."


DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent on the efforts of its senior officers, and in particular Peter B. Bedford, its Chairman and Chief Executive Officer. While the Company believes that it could find replacements for these key personnel, the loss of their services could have a material adverse effect on the Company. In addition, the Credit Facility provides that it is an event of default thereunder if Mr. Bedford ceases for any reason to be the Chairman or Chief Executive Officer of the Company and a replacement reasonably satisfactory to the lenders thereunder has not been appointed by the Board of Directors within six months thereafter. Additionally, if Mr. Bedford were to cease serving substantially full-time as Chief Executive Officer of the Company, the holders of the Convertible Preferred Stock would be entitled to elect the smallest number of directors constituting a majority of the Board of Directors of the Company which could result in significant changes in the business objectives, strategies and other policies of the Company. In addition, the Convertible Preferred Stock must be redeemed 180 days after such election. However, a majority of directors who are not elected by the holders of the Convertible Preferred Stock may rescind such automatic redemption prior to the end of the 180-day period at their discretion. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Redemption." Mr. Bedford and the Company have entered into an amended employment agreement pursuant to which Mr. Bedford has agreed to serve as Chairman of the Board and Chief Executive Officer on a substantially full-time basis until the agreement's expiration on September 18, 2000. This agreement will be automatically renewed for additional consecutive one-year terms unless either party gives the other notice of non-renewal. See "Certain Relationships and Related Transactions -- Employment Agreement."

COMPETITION

     Numerous industrial and suburban office properties compete with the Company's Properties in attracting tenants. Some of these competing properties are newer, better located or better capitalized than the Company's Properties. Many of the Company's investments, particularly the Suburban Office Properties, are located in markets which have a significant supply of available space, resulting in intense competition for tenants and lower rents. The number of competitive properties in a particular area could have a material adverse effect on the Company's ability to lease space in the Properties or at newly acquired or developed properties. In addition, numerous real estate companies (including other REITs) compete with the Company in making bids to acquire new properties. Many of these companies are larger and have substantially greater financial resources than the Company. The activities of these competitors could cause the Company to pay a higher purchase price for a new property than it otherwise would have paid, or may prevent the Company from purchasing a desired property at all.

REGULATORY COMPLIANCE

     Environmental Matters

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances released on, above, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of such removal or remediation could be substantial. Additionally, the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to borrow using such real estate as collateral. All of the Properties have had Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) by independent environmental consultants and have been inspected for hazardous materials as part of the Company's acquisition inspections. None of the Phase I assessments has revealed any environmental conditions requiring material expenditures for remediation. The Phase I assessment for Milpitas Town Center indicates that the groundwater under that Property either has been, or may in the future be, impacted by the migration of contaminants originating off-site. According to information available to the Company, the responsible party for this off-site source has been identified and has begun remediation pursuant to a cleanup program mandated by a California environmental authority and the cleanup program is backed by an insurance policy from CIGNA up to $10 million. The Company does not believe that this environmental matter will impair the future value of Milpitas Town Center in any significant respect, or that the Company will be required to fund any portion of the cost of remediation, although there can be no assurance in this regard. No assurance can be given that these Phase I assessments or the Company's inspections have revealed all environmental liabilities and problems relating to its Properties.

     Certain environmental laws impose liability on a previous owner of property to the extent that hazardous or toxic substances were present during the prior ownership period. A transfer of the property does not relieve an owner of such liability. Thus, the Company may be liable in respect of properties and joint venture interests previously sold or otherwise divested.

     The Company believes that it is in compliance in all material respects with all federal, state and local laws regarding hazardous or toxic substances. To date, compliance with federal, state and local environmental protection regulations has not had a material effect upon the Company. However, there can be no assurance that costs of investigating and remediating environmental matters with respect to properties currently or previously owned by the Company or properties which the Company may acquire in the future, or other expenditures or liabilities (including claims by private parties) resulting from hazardous substances present in, on, under or above such properties or resulting from circumstances or other actions or claims relating to environmental matters, will not have a material adverse effect on the Company and its ability to make distributions to stockholders.

    Americans with Disabilities Act Compliance; Government Regulation; Risk of Increased Regulatory Compliance Costs

     Under the Americans with Disabilities Act (the "ADA"), effective in 1992, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requires removal of access barriers, and noncompliance may result in imposition of fines by the U.S. government or an award of damages to private litigants. Although the Company believes that the Properties are substantially in compliance with these requirements, the Company may in the future incur costs to comply with the ADA with respect to both existing Properties and properties which may be acquired in the future, which could have an adverse effect on the Company and its ability to make distributions to stockholders.

     The Properties are, and properties which the Company may acquire in the future will be, subject to various other federal, state and local regulatory requirements such as local building codes and other similar regulations. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in substantial compliance with all applicable regulatory requirements, although expenditures at properties owned by the Company may be required to comply with changes in these laws. No material expenditures are contemplated at this time in order to comply with any such laws or regulations; however, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed that would require significant unanticipated expenditures by the Company, which could have an adverse effect on the Company and its ability to make distributions to stockholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on the Properties may result in significant unanticipated expenditures, which could adversely affect the Company and its ability to make distributions to stockholders.

RISKS OF DEBT FINANCING


     Dependence on Credit Facility and Mortgage Financing



     The Credit Facility currently permits the Company to borrow and issue letters of credit thereunder in an aggregate principal amount of up to $60 million at any time outstanding, subject to certain limitations. Borrowings under the Credit Facility bear interest at a floating rate and the Company may from time to time incur or assume other indebtedness which bears interest at a floating rate. In the event of interest rate increases, the Company's results of operations may be adversely affected. In that regard, the Company's results of operations for the last several years have benefitted from historically low levels of interest rates and could be adversely affected by the recent rise in interest rates. The Credit Facility is secured by mortgages on 23 Properties (which Properties collectively accounted for approximately 81% of the Company's Annualized Base Rent as of December 31, 1995), along with the rental proceeds from such Properties. As of December 31, 1995, these 23 Properties comprised approximately 76% of the Company's total assets. The Company anticipates that it will pledge properties acquired after the completion of this Offering as collateral under the Credit Facility. In addition, in March 1996, the Company obtained mortgage loans in the aggregate principal amount of $20.2 million (the "1996 Mortgage Loans"), which bear interest at a rate of 7.02% per annum and mature in 2003. The 1996 Mortgage Loans are secured by mortgages on three Properties (two of which previously were pledged as collateral under the Credit Facility) accounting collectively for 24% of the Company's Annualized Base Rent as of December 31, 1995 and comprising 21% of the Company's total assets as of that date. The Company also has a loan commitment for an additional $4.8 million mortgage loan to be funded in April or May 1996. This mortgage loan is subject to the lender's due diligence and as a result, there can be no assurance that the loan will be made. If the Company fails to meet its obligations under the Credit Facility, the 1996 Mortgage Loans, or any other debt instruments it may enter into from time to time, including failure to comply with financial covenants, the holders of such indebtedness generally would be entitled to demand immediate repayment of the principal thereof and to foreclose upon any collateral securing such indebtedness.



     The Credit Facility currently expires on September 1, 1998, when the principal amount of all outstanding borrowings must be paid. Since the term of the Credit Facility is limited, the Company's ability to continue to fund acquisitions and provide funds for working capital and other cash needs following the expiration or utilization of the Credit Facility will depend primarily on its ability to obtain additional private or public equity or debt financing. The Company and the lender under the Credit Facility have agreed, in principle, to amend the Credit Facility, subject to the final approval of the lender and negotiation of definitive documentation, to increase the commitment from $60 million to $100 million, extend the term and reduce the interest rates thereunder. The Company expects that the amended Credit Facility will be secured by mortgages on some or all of its currently unencumbered Properties and some or all of its future property acquisitions. The foregoing amendment to the Credit Facility will be conditioned upon, among other things, the receipt by the Company of net proceeds of at least $45 million from the Offering. There can be no assurance that the Company will enter into this amendment to the Credit Facility on these terms, or at all, or that additional private or public equity or debt financing will be available. See "Business and Properties -- The Credit Facility" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow from operations will be insufficient to meet required payments of principal and interest, the risk that the Company will not be able to refinance existing indebtedness or that the terms of any such refinancing will not be as favorable as the terms of such indebtedness, and the risk that the Company may be unable to finance future acquisitions or capital expenditures on favorable terms, or at all. In addition, the Company is subject to the risk that its failure to maintain its REIT status may constitute an event of default under the Credit Facility. In addition, the Credit Facility provides that it is an event of default thereunder if Mr. Bedford ceases for any reason to be Chairman or Chief Executive Officer of the Company and a replacement reasonably satisfactory to the lender under the Credit Facility has not been appointed by the Board of Directors within six months thereafter. In addition, default under or acceleration of any debt instrument could, pursuant to cross-default clauses, cause or permit the acceleration of other indebtedness and trigger the right of the holders of the Convertible Preferred Stock, subject to applicable laws regarding distributions, to cause the Company to redeem all of the then outstanding shares of Convertible Preferred Stock at a price of $6.00 per share plus all accrued dividends payable thereon. Any such default or acceleration could have a material adverse effect on the Company and its ability to make distributions to stockholders and to maintain its qualification as a REIT under the Code and could threaten the continued viability of the Company. See "-- Dependence on Key Personnel," "Description of Capital Stock of the Company -- Convertible Preferred
Stock -- Redemption" and "Business and Properties -- The Credit Facility."

     Policies on Indebtedness Subject to Change


     The Company currently has a policy of limiting its total consolidated indebtedness to 50% of its Total Market Capitalization, but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness the Company may incur. Accordingly, the Board of Directors could alter its policy of limiting the extent of its borrowing. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company and its ability to make distributions to stockholders and in increased risk of default on its obligations. Moreover, although the Company will consider factors other than Total Market Capitalization in making decisions regarding the incurrence of debt (such as the purchase price of properties to be acquired with debt financing, the estimated market value of properties upon refinancing, and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service), there can be no assurance that the ratio of total consolidated indebtedness to Total Market Capitalization (or to any other measure of asset value) will be such that the Company, after meeting debt service obligations thereon, would be able to make stockholder distributions at the level currently expected.


REDEMPTION OF THE CONVERTIBLE PREFERRED STOCK

     After September 18, 1996, the Company will be required, at the option of the holders of the Convertible Preferred Stock, to redeem the Convertible Preferred Stock on demand of the holders thereof on the occurrence of any one or more of the following: (i) the failure to pay dividends on the Convertible Preferred Stock for two consecutive quarters, (ii) a default in the payment on certain institutional debt, (iii) the failure of the Company to obtain any required consent of the holders of the Convertible Preferred Stock or (iv) the failure to reach certain financial performance levels. The Company could experience substantial difficulty in financing any such redemption and may be required to liquidate a substantial portion of its properties. In addition, it is likely that the resultant financial strain on the Company's capital resources would adversely affect the market price of the Common Stock. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Redemption."

REGISTRATION RIGHTS


     After September 18, 1997, BPLP and certain of its transferees have the right to cause the Company to register the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock for sale to the public. In addition, pursuant to a registration rights agreement, Mr. Bedford has the right to require the Company to register up to 250,000 shares under the Securities Act for offer and sale to the public (including by way of an underwritten public offering) and to cause such shares to be included in any registration statement filed by the Company. The right of BPLP and certain of its transferees and Mr. Bedford to register shares of Common Stock (in the case of BPLP, issuable upon conversion of the Convertible Preferred Stock) and sell them in the public market could have a material adverse effect on both the market price for the Common Stock and the Company's ability to raise additional equity capital in the future. See
"-- Shares Available for Future Sale," "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Registration Rights" and "Shares Available for Future Sale."


RISK OF SUBSTANTIAL DILUTION


     At any time after September 18, 1997, the shares of Convertible Preferred Stock will be convertible, at the option of the holders, into such number of shares of Common Stock as is determined by dividing $6.00 by the conversion price then in effect. The current conversion price is $12.00 per share and, therefore, each share of Convertible Preferred Stock is currently convertible into one-half of one share of Common Stock. See "-- Shares Available For Future Sale" and "Shares Available For Future Sale." The conversion price is subject to adjustment to provide certain antidilution protection to the Convertible Preferred Stock. Holders of Common Stock could experience substantial dilution in the event that the Company issues a substantial number of additional shares of the Common Stock and/or Preferred Stock, either upon conversion of the Convertible Preferred Stock, in connection with future acquisitions or otherwise, which issuance could adversely affect the market price of Common Stock. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Conversion Rights."


EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

     One of the factors that will influence the market price of the shares of Common Stock in public markets will be the annual yield on the price paid for shares of Common Stock from distributions by the Company. An increase in market interest rates may lead prospective purchasers of the Common Stock to seek a higher annual yield from their investments. Such circumstances may adversely affect the market price of the Common Stock.

CONCENTRATION OF VOTING POWER AND RIGHT TO CONSENT OF THE HOLDERS OF THE CONVERTIBLE PREFERRED STOCK


     The holders of the Convertible Preferred Stock have and will continue to have significant direct and indirect influence over the Company's affairs. Subject to certain limitations, the consent of BPLP or of any transferee holding 50% or more of the outstanding Convertible Preferred Stock will be required for the Company to make substantial investments, to issue substantial amounts of debt, modify executive compensation or employment contracts, or change the Company's business plan. See "Description of the Capital Stock of the Company -- Convertible Preferred Stock -- Protective Provisions." In addition, the budget applicable to the overhead component of the Company's acquisitions and financing expenditures made through Bedford Acquisitions, Inc., a corporation wholly-owned by Mr. Bedford, is subject to the approval of BPLP. See "Certain Relationships and Related Transactions -- Funding of Acquisition and Financing Costs." As a result, although the Board of Directors and the Company's management will continue to manage the ordinary business affairs of the Company, BPLP will have the ability to exercise a controlling influence over most substantial transactions.



     In addition, the holders of the Convertible Preferred Stock as a class currently have the right to elect two directors. Under certain circumstances, the holders of the Convertible Preferred Stock will be entitled to elect a number of directors constituting a majority of the Board of Directors. Such circumstances include the Company's failure to pay quarterly dividends on the Convertible Preferred Stock in two consecutive quarters or redeem the Convertible Preferred Stock pursuant to a valid demand for redemption, and Mr. Bedford's cessation to serve substantially full-time as Chief Executive Officer of the Company. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Redemption." Moreover, the Company may not authorize or create any class or series of stock that ranks equal or senior to the Convertible Preferred Stock with respect to the payments of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of a majority of the outstanding shares of Convertible Preferred Stock, voting together as a single class. Although the Board of Directors generally owes a fiduciary duty to the Company, there can be no assurance that the interests of BPLP, and indirectly the directors elected by the holders of the

Convertible Preferred Stock, will not differ from or conflict with the interests of the holders of Common Stock.

     In addition, upon conversion of the Convertible Preferred Stock into shares of Common Stock, the holders of the Convertible Preferred Stock would have considerable influence with respect to the election of directors and the approval or disapproval of significant corporate actions, since they would hold approximately 40% of all outstanding shares, assuming such conversion took place at the completion of the Offering.


     As of December 31, 1995, BPLP, an affiliate of Aldrich Eastman Waltch, was the sole holder of all outstanding shares of the Convertible Preferred Stock. In view of the substantial influence of the holders of the Convertible Preferred Stock over the Company's affairs, it should be noted that BPLP's interests do not necessarily coincide with those of the holders of the Common Stock and therefore its actions with respect to the Company will not necessarily be in the best interests of the holders of Common Stock. In addition, BPLP's affiliation with Aldrich Eastman Waltch, a national real estate investment adviser whose clients primarily include institutional investors and other affiliates engaged in businesses competitive with the Company, may give rise to a conflict of interest.



     In addition, as of December 31, 1995, Mr. Bedford's beneficial ownership of 909,662 shares of Common Stock of the Company (including then-exercisable options to purchase 47,500 shares and options exercisable within sixty days of such date to purchase 6,250 shares) represented approximately 30% of the outstanding shares of Common Stock at that date. Mr. Bedford will be the beneficial owner of the same number of shares at the completion of the Offering, representing approximately 14% of the outstanding shares of Common Stock at the completion of the Offering. While Mr. Bedford does not and, upon completion of the Offering, will not have majority control of the Company, he currently has, and likely will continue to have, significant influence with respect to the election of directors and approval or disapproval of significant corporate actions.


EXEMPTION FROM THE MARYLAND BUSINESS COMBINATION LAW


     Under the MGCL, certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any Interested Stockholder or an affiliate thereof are prohibited for five years after the date on which the Interested Stockholder becomes an Interested Stockholder unless approved by two super majority votes of the stockholders. Under the MGCL, an Interested Stockholder includes any individual or entity which is the beneficial owner of 10% or more of a corporation's outstanding stock which is entitled to vote generally in the election of directors ("Voting Stock"). However, as permitted by the statute, the Board of Directors has elected to exempt the Company from the "business combination" provision of the MGCL. Consequently, unless such exemption is amended or repealed by the Board of Directors, the five-year prohibition and the super majority vote requirements described above will not apply to any business combination between any Interested Stockholder and the Company. As a result, the Company may in the future enter into business combinations with Mr. Bedford, BPLP or other Interested Stockholders, without compliance by the Company with the super majority vote requirements and other provisions of the statute. See "Certain Relationships and Related Transactions," "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws -- Maryland Business Combination Law."


ANTI-TAKEOVER EFFECT OF THE CHARTER, THE BYLAWS, THE CONVERTIBLE PREFERRED STOCK AND CERTAIN PROVISIONS OF MARYLAND LAW


     The Company's Charter authorizes the Board of Directors to cause the Company to issue additional shares of Common Stock or Preferred Stock and to set the preferences, rights and other terms of such Preferred Stock without the approval of the holders of the Common Stock, provided that the Company must obtain the consent of BPLP or the transferee of BPLP holding more than 50% of the outstanding shares of Convertible Preferred Stock in order to issue certain equity securities and may not authorize or create any class or series of stock that ranks equal or senior to the Convertible Preferred Stock. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Protective Provisions" and "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Ranking." Although the Board of Directors has no intention to issue any shares of Preferred Stock at the present time, it may establish one or more series of Preferred Stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interests of the holders of Common Stock, or that could have dividend, voting or other rights that could adversely affect the interests of holders of Common Stock.


     The Charter of the Company also contains other provisions that may delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the stock or otherwise be in the best interests of the stockholders or that could otherwise adversely affect the interests of the stockholders, and the Bylaws may be amended by the Board of Directors (subject to the consent of BPLP) to include provisions that would have a similar effect, although the Board presently has no such intention. The Charter provides that the Company must seek the consent of BPLP or the transferee of BPLP holding more than 50% of the outstanding shares of Convertible Preferred Stock before it may merge or consolidate or sell assets with a purchase price of more than $10 million. Additionally, the Charter contains provisions limiting the transferability and ownership of shares of the capital stock of the Company, which may have the effect of delaying, deferring or preventing a transaction or a change in control of the Company. For example, these ownership provisions preclude any potential acquiror from purchasing more than 5% percent in value of the Company's stock, discouraging any tender offer which may be attractive to the holders of the Common Stock and limiting the opportunity for stockholders to receive a premium for their Common Stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 5% in number or value of the Company's stock, or to otherwise effect a change in control of the Company. See "Description of Capital Stock of the Company -- Restrictions on Transfer and Ownership of Capital Stock." In addition, the Charter provides that the holders of the shares of Convertible Preferred Stock are entitled to receive $6.30 per share of Convertible Preferred Stock plus accrued and unpaid dividends on the Convertible Preferred Stock (the "Liquidation Preference") in the event of (i) any transaction, including a consolidation or merger or corporate reorganization of the Company, if, immediately after such transaction, the stockholders of the Company (determined prior to such event) hold fifty percent or less in interest of the outstanding voting securities of the surviving corporation, or (ii) a sale of all or substantially all of the assets of the Company or the acquisition of a majority of the outstanding shares of Common Stock of the Company by any person (other than certain specified persons, including Mr. Bedford and affiliates of BPLP). Until the holders of the Convertible Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Common Stock upon the liquidation, dissolution or winding up of the Company. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Liquidation Preference."



     Although, as described above in "-- Exemption from the Maryland Business Combination Law," the Board of Directors has elected to exempt the Company from the "business combination" provisions of the MGCL, such exemption may be amended or repealed by the Board of Directors at any time, except that the Charter provides that the Company must seek the consent of specified holders of the Convertible Preferred Stock before amending or repealing such resolution with respect to BPLP or with respect to the exercise of any redemption right of the Convertible Preferred Stock which may constitute a business combination. Such action by the Board of Directors would impose the "business combination" restrictions of the MGCL on the Company, which could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interests of the stockholders or that could otherwise adversely affect the interests of the stockholders.



     In addition, the MGCL restricts the voting rights of shares deemed to be "control shares." Under the MGCL, "control shares" are those which, when aggregated with any other shares held by the acquiror, entitle the acquiror to exercise voting power within specified ranges. Although the Bylaws provide that the control share provisions of the MGCL shall not apply to the Company, such provision of the Bylaws may be amended or eliminated by the Board of Directors at any time in the future, provided that it obtains the required consent from BPLP and other specified holders of the Convertible Preferred Stock. Moreover, any such amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the MGCL not only to control shares which may be acquired in the future, but also to control shares previously acquired. The control share provisions of the MGCL could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interests of the stockholders or that could otherwise adversely affect the interests of the stockholders. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws."

SHARES AVAILABLE FOR FUTURE SALE


     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Stock. See "Shares Available for Future Sale."


CHANGES IN POLICIES


     The major policies of the Company, including its policies with respect to maintaining its qualification as a REIT and with respect to dividends, acquisitions, debt and investments, are established by the Board of Directors. Although it has no present intention to do so, the Board of Directors may amend or revise these and other policies from time to time without a vote of or notice to the stockholders of the Company (subject to the rights of the holders of the Convertible Preferred Stock). Accordingly, holders of the shares of Common Stock will have no control over changes in policies of the Company, including any policies relating to the payment of dividends or to maintaining qualification as a REIT.

                               RECENT ACTIVITIES



INCREASED FUNDS FROM OPERATIONS AND INCREASED DISTRIBUTIONS



     The Company's strong operating performance has generated increased earnings and dividends. For the year ended December 31, 1995, the Company's Funds From Operations increased to approximately $5.0 million, an increase of approximately 38.6% from approximately $3.6 million for the year ended December 31, 1994. On March 15, 1996, the Company announced a 14% increase in its quarterly dividend, increasing the quarterly dividend on its Common Stock from $.21 per share to $.24 per share. The higher dividend with respect to the first quarter of 1996 will be paid on April 30, 1996 to shareholders of record as of March 29, 1996. Purchasers of Common Stock in the Offering will not receive this dividend in respect of the shares of Common Stock offered hereby.



RECENTLY COMPLETED AND PENDING ACQUISITIONS



     The Company has an active acquisition program through which it is continually engaged in identifying, negotiating and consummating acquisitions of industrial and suburban office properties and portfolios of such properties. On March 27, 1996 the Company completed the acquisition of a suburban office building located in Laguna Hills, California, comprising approximately 51,062 rentable square feet for a purchase price of $6.0 million. The Company has contracted to purchase a five-building industrial property located in Phoenix, Arizona, comprising approximately 143,950 rentable square feet for a purchase price of $7.9 million which is scheduled to close in April 1996. The Company has also reached understandings with respect to the purchase price and certain other material terms with the sellers of a suburban office property and an industrial property comprising an aggregate of approximately 147,000 rentable square feet for an aggregate purchase price of approximately $13 million. These pending acquisitions are subject to completion of due diligence and a number of other contingencies and, as a result, no assurance can be given that these, or any other, acquisitions will be completed.



COMMITMENT TO AMEND THE CREDIT FACILITY



     The Company and the lender under the Credit Facility have agreed, in principle, to amend the Credit Facility to increase the commitment from $60 million to $100 million, extend the term and reduce the interest rates. The foregoing amendment to the Credit Facility will be conditioned upon, among other things, the receipt by the Company of net proceeds of at least $45 million from the Offering. There can be no assurance that the Company will enter into this amendment to the Credit Facility on these terms, or at all.



EQUITY PRIVATE PLACEMENT



     On September 18, 1995 the Company sold 8,333,334 shares of Convertible Preferred Stock for $50 million in gross proceeds. Holders of shares of Convertible Preferred Stock are entitled to receive quarterly cumulative dividends in cash in an amount equal to the greater of (i) $.135 per share or
(ii) the dividends payable with respect to such quarter on the Common Stock into which the Convertible Preferred Stock is convertible, plus, in both cases, the accumulated but unpaid dividends on the Convertible Preferred Stock. Each share of Convertible Preferred Stock is convertible at the option of the holder at any time after September 18, 1997, into one-half share of Common Stock, subject to adjustment under certain circumstances.

MORTGAGE FINANCINGS



     In March 1996, the Company obtained mortgage loans (the "1996 Mortgage Loans") in the aggregate principal amount of $20.2 million which bear interest at a rate of 7.02% per annum and mature in 2003. The proceeds from the 1996 Mortgage Loans were used to pay down a portion of the outstanding balance under the Credit Facility. As adjusted to reflect the Offering, the acquisition of the property in Laguna Hills, California and the 1996 Mortgage Loans as if such transactions had been consummated on February 29, 1996, the Company's total consolidated indebtedness as of that date equaled approximately 14.0% of the Company's Total Market Capitalization. In addition, the Company has a loan commitment for an additional $4.8 million mortgage loan to be funded in April or May 1996. This mortgage loan is subject to completion of the lender's due diligence and as a result, there can be no assurance that the loan will be made.



ADOPTION OF NEW FUNDS FROM OPERATIONS INTERPRETATION



     Industry analysts generally consider Funds From Operations an appropriate measure of the operating performance of real estate investment trusts. In March 1995, NAREIT published a "White Paper" setting forth new guidelines that clarify its definition of Funds From Operations and requested that REITs adopt this new definition beginning in 1996. The new interpretation provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income to calculate Funds From Operations. In March 1995, the Company implemented the new NAREIT interpretation for calculating Funds From Operations. The Company also restated Funds From Operations for periods prior to 1995 in accordance with the 1995 NAREIT White Paper interpretation.



     Funds From Operations does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds From Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds From Operations also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Further, Funds From Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds From Operations.

                                  THE COMPANY

GENERAL


     Bedford Property Investors, Inc. is a self-administered equity REIT with investments primarily in industrial and suburban office properties concentrated in the Western United States. The Company currently owns and operates, either directly or through one of its wholly-owned subsidiaries, 30 properties aggregating approximately 2.6 million rentable square feet and comprised of 24 Industrial Properties, five Suburban Office Properties and one Retail Property. As of December 31, 1995, the Properties were approximately 95% occupied by over 300 tenants. The Company's Properties are located in markets proximate to metropolitan areas in Northern and Southern California, Colorado, Oregon, Utah, Kansas and Minnesota.



     The Company's strategy is to operate in suburban markets which are experiencing, or are expected by the Company to experience, economic growth and, if possible, are subject to limitations on the development of similar properties. The Company believes that employment growth is a reliable indicator of future demand for both industrial and suburban office space. In addition, the Company believes that certain supply-side constraints, such as limited availability of undeveloped land in a market and of financing for speculative real estate construction, increase a market's potential for higher average rents over time. The Company is currently targeting selected markets proximate to metropolitan areas in Northern and Southern California, Colorado, Oregon, Utah, Kansas, Arizona and Washington. The Company believes that due to recent economic improvements in these markets, and related improvements in the commercial property markets, an investment in industrial and suburban office properties in these target markets, and in particular in California, provides the potential for attractive returns through increased occupancy levels, rents and real estate values, although there can be no assurance that this will occur. The Company seeks to grow its asset base through the acquisition of individual industrial and suburban office properties and portfolios of such properties, as well as through the development of new industrial and suburban office properties.



     The Company is led by an experienced management team who have on average over 17 years of experience in the ownership, management, acquisition and development of industrial and suburban office properties in the Western United States. Peter B. Bedford, the Company's Chairman and Chief Executive Officer, has been engaged in commercial real estate business, primarily in the Western United States, for over 30 years and has been responsible for the ownership, management acquisition and development of an aggregate of approximately 18 million square feet of industrial, office and retail properties, as well as land in 14 states, primarily as founder and President of Bedford Property Holdings Limited (BPHL), a privately-held diversified real estate holding company. See "Management" and "Risk Factors -- Dependence on Key Personnel." Since his election as the Company's Chairman and Chief Executive Officer in 1992, Mr. Bedford has been instrumental in assembling the Company's Board of Directors, in the design and implementation of the Company's business plan, in the Company's conversion to a self-administered REIT and in the selection of the Company's experienced management team, many of the members of which had previously worked with Mr. Bedford at BPHL.



     The Company was formerly a Delaware corporation, incorporated in November 1984 under the name of ICM Property Investors Incorporated. On July 1, 1993, the Company was reincorporated in the state of Maryland under a new name, Bedford Property Investors, Inc. The Company's principal executive offices are located at 270 Lafayette Circle, Lafayette, CA 94549. Its telephone number at that location is (510) 283-8910. The Company also has regional offices in Tustin, California, and, effective April 1, 1996, in Lenexa, Kansas.


HISTORY OF THE COMPANY

     1984-1990. Bedford Property Investors is the successor entity to ICM, a Delaware corporation which was incorporated in November 1984 and headquartered in New York. ICM completed an initial public offering in 1985 and subsequently was operated as an advised REIT with no salaried employees. ICM's initial business objective was to invest in office properties and mortgages on office properties throughout the United States, both directly and through joint ventures. A large number of ICM's investments were made between

1985 and 1987, when property acquisition prices and property rents were at historic highs. In 1989, Mr. Bedford began accumulating shares in ICM and by December 1990, Mr. Bedford owned approximately 29% of ICM's outstanding common stock as well as 100% of the outstanding common stock of ICM's advisor, Investors Central Management Corporation (later known as Kingswood Realty Advisors, Inc.)

     1991-1992. As a result of Mr. Bedford's ownership interest in ICM, Mr. Bedford was placed on its Board of Directors in February 1991. Commencing with the first quarter of 1991, ICM suspended its quarterly common stock dividend, and, in the spring of 1991, Mr. Bedford moved ICM's headquarters to Lafayette, California and put a new management team into place, a number of the members of which had previously worked with Mr. Bedford at BPHL. In May 1992, Mr. Bedford was appointed Chairman of the Board and the Company's stockholders subsequently elected four of the current independent Company Board members, namely Claude M. Ballard, a Limited Partner of the Goldman Sachs Group, L.P., Anthony Downs, a Senior Fellow at the Brookings Institution, Anthony M. Frank, former Postmaster General of the United States and Martin I. Zankel, Senior Partner of the law firm of Bartko, Zankel, Tarrant & Miller. In July 1992, the Company terminated its advisory arrangement with Kingswood Realty, became a self-administered REIT and began hiring salaried employees. In November 1992, Mr. Bedford became the Company's Chief Executive Officer. During this period, as a part of the process of strategically repositioning the Company, certain joint ventures were divested. This process involved properties being transferred to mortgage holders when mortgage indebtedness was believed by the Company to exceed the property's then current market value, and in one instance, the general partner of a partnership in which the Company was a limited partner filing a voluntary petition for federal bankruptcy protection.


     1993-Present. In February 1993, the Board of Directors approved the Company's new business strategy and announced that the Company would seek to (i) regionalize its investments primarily in the Western United States, (ii) grow the asset base of the Company by acquiring industrial and suburban office properties on a wholly-owned basis, and (iii) develop these property types on a substantially pre-leased basis. On July 1, 1993, the Company reincorporated in Maryland and changed its name to Bedford Property Investors, Inc. Since 1993, the Company's current management team has strategically repositioned the Company by (i) purchasing 20 of the Industrial Properties, all five of the Suburban Office Properties and the Retail Property for approximately $119 million, (ii) developing a research and development facility in Milpitas, California, (iii) increasing Funds From Operations from approximately $2.0 million for the year ended December 31, 1993 to approximately $5.0 million for the year ended December 31, 1995, (iv) obtaining the existing $60 million Credit Facility, and a commitment to increase such facility to $100 million, (v) selling 8,333,334 shares of the Company's Convertible Preferred Stock for $50 million in gross proceeds to BPLP, (vi) repaying $11.1 million in mortgage loans and notes payable bearing interest at rates in excess of those in effect under the Credit Facility, and (vii) selling five real estate assets targeted for sale (generating approximately $38.9 million in gross proceeds) and selling the Edison Square Partnerships (in exchange for a $300,000 note maturing in May
1998).


                      BUSINESS OBJECTIVES AND GROWTH PLANS


     The Company's business objectives are to increase funds available for distribution to stockholders and to increase stockholders' long-term total return through the appreciation in value of the Common Stock. To achieve these objectives, the Company seeks to (i) increase cash flow from its existing Properties, (ii) acquire quality industrial and suburban office properties and/or portfolios of such properties and (iii) develop new industrial and suburban office properties.



INTERNAL GROWTH



     The Company seeks to increase cash flow from existing Properties through
(i) the lease-up of vacant space, (ii) the reduction of costs associated with tenant turnover through the retention of existing tenants, (iii) the negotiation of increases in rental rates and of contractual periodic rent increases when market conditions allow it to do so and (iv) the strict containment of operating expenses and capital expenditures.

ACQUISITIONS

     General


     The Company seeks to acquire quality industrial and suburban office properties and/or portfolios of such properties. The Company believes that (i) the experience of its management team, (ii) its conservative capital structure and its existing $60 million Credit Facility, which may be increased to $100 million pursuant to a commitment obtained by the Company, (iii) its relationships with private and institutional real estate owners, (iv) its strong relationships with real estate brokers and (v) its integrated asset management program enable it to effectively identify and capitalize on acquisition opportunities. Each acquisition opportunity is reviewed to evaluate whether it meets the following criteria: (i) potential for higher occupancy levels and/or rents as well as for lower turnover and/or operating expenses, (ii) ability to generate returns in excess of the Company's weighted average cost of capital, taking into account the estimated costs associated with tenant turnover (i.e., tenant improvements, leasing commissions and the loss of income due to vacancy) and (iii) availability for purchase at a price at or below estimated replacement cost. The Company has, however, acquired and may in the future acquire properties which do not meet one or more of these criteria. This may be particularly true with the acquisition of a portfolio of properties, which may include properties that do not meet one or more of the foregoing criteria.


     Following completion of an initial review, the Company may make a purchase offer, subject to satisfactory completion of its due diligence process. The due diligence process enables the Company to refine its original estimate of a property's potential performance and typically includes a complete review and analysis of the property's physical structure, systems, environmental status and projected financial performance, as well as an evaluation of the local market and competitive properties and of relevant economic and demographic information. Mr. Bedford and at least one other member of the Board of Directors typically visit each proposed acquisition property before the purchase is closed. The Company's activities relating to the acquisition of new properties, including the due diligence process, are conducted by Bedford Acquisitions, Inc., a California corporation wholly-owned by Mr. Bedford. See "Certain Relationships and Related Transactions -- Funding of Acquisition and Financing Costs."

     The Company acquired a total of 24 Properties in 1994 and 1995.

     Acquisitions in 1994


     From January 1994 through August 1994, the Company acquired four properties consisting of approximately 676,000 square feet and comprised of two industrial properties and two suburban office properties. The total cost of these Properties, including capital expenditures and due diligence costs, was $25.5 million. At acquisition, it was estimated that these Properties would provide an initial weighted average unleveraged return on cost (computed as annualized property NOI from the date of acquisition divided by total acquisition cost) of 10.6%, assuming no further lease-up. In 1995, the Company achieved a weighted average unleveraged return on cost of 12.9% on these Properties. The following is a brief description of the Properties acquired in 1994.



     In January 1994, the Company acquired Mariner Court, a three-story suburban office building consisting of approximately 105,436 rentable square feet, in Torrance, California, which is located in the South Bay market of Los Angeles approximately 25 miles southwest of downtown Los Angeles. The Company paid $7.5 million, or approximately $71 per rentable square foot, for Mariner Court. In 1995, the Company achieved a weighted average unleveraged return on cost of 16.1% on this Property.



     In May 1994, the Company acquired Dupont Industrial Center, a three-building bulk warehouse distribution facility consisting of approximately 451,192 rentable square feet, in Ontario, California, which is located in the Inland Empire West submarket of Los Angeles approximately 80 miles southeast of downtown Los Angeles. The Company paid $9.75 million, or approximately $22 per rentable square foot, for Dupont Industrial Center. In 1995, the Company achieved a weighted average unleveraged return on cost of 10.6% on this Property.

     In July 1994, the Company acquired Village Green, a three-building suburban office property consisting of approximately 16,895 rentable square feet, in Lafayette, California, which is located in the Lafayette/ Orinda/Moraga submarket of Contra Costa County market approximately 15 miles east of downtown San Francisco. The Company paid $1.79 million, or approximately $106 per rentable square foot, for Village Green. The Company's headquarters are located at this property. In 1995, the Company achieved a weighted average unleveraged return on cost of 8.9% on this Property.



     In August 1994, the Company acquired Milpitas Town Center, a two-building industrial property consisting of approximately 102,620 rentable square feet, in Milpitas, California, which is located in Silicon Valley submarket of San Francisco approximately 45 miles south of downtown San Francisco. The Company paid $6.32 million, or approximately $62 per rentable square foot, for Milpitas Town Center. The Property includes a 3.1 acre parcel of land on which the Company is developing a 45,090 square foot research and development facility. In 1995, the Company achieved a weighted average unleveraged return on cost of 13.0% on this Property.


     Acquisitions in 1995


     From September 1995 through December 1995, the Company acquired 20 properties consisting of approximately 1,546,000 square feet and comprised of 18 industrial properties, one suburban office property and one retail property. The total cost of these Properties, including estimated capital expenditures and due diligence costs, was $84.1 million. At acquisition, it was estimated that these Properties would provide an initial weighted average unleveraged return on cost (computed as annualized property NOI from the date of acquisition divided by total acquisition cost) of 10.5%, assuming no further lease-up. The following is a brief description of the Properties acquired in 1995.



     In September 1995, the Company acquired 350 East Plumeria Drive, a research and development building consisting of approximately 142,700 rentable square feet, in San Jose, California, which is located in the South Bay market of San Francisco approximately 37 miles south of downtown San Francisco. The Company paid $8.33 million, or approximately $58 per rentable square foot, for 350 East Plumeria Drive. At acquisition, it was estimated that this Property would provide an initial weighted average unleveraged return on cost of 11.7%, assuming no further lease-up.



     In September 1995, the Company acquired Lackman Business Center, a two-building industrial property consisting of approximately 45,956 rentable square feet, in Lenexa, Kansas, which is located approximately eight miles southeast of Kansas City. The Company paid $2.25 million, or approximately $49 per rentable square foot, for Lackman Business Center. At acquisition, it was estimated that this Property would provide an initial weighted average unleveraged return on cost of 12.1%, assuming no further lease-up.



     In September 1995, the Company acquired Ninety-Ninth Street #1, a single-story industrial building consisting of approximately 35,516 rentable square feet, in Lenexa, Kansas, which is located approximately eight miles southeast of Kansas City. The Company paid $1.95 million, or approximately $55 per rentable square foot, for Ninety-Ninth Street #1. At acquisition, it was estimated that this Property would provide an initial weighted average unleveraged return on cost of 11.8%, assuming no further lease-up.



     In September 1995, the Company acquired Ninety-Ninth Street #2, a single-story industrial building consisting of approximately 12,974 rentable square feet, in Lenexa, Kansas, which is located approximately eight miles southeast of Kansas City. The Company paid $735,000, or approximately $57 per rentable square foot, for Ninety-Ninth Street #2. At acquisition, it was estimated that this Property would provide an initial weighted average unleveraged return on cost of 11.3%, assuming no further lease-up.



     In October 1995, the Company acquired 6600 College Boulevard, a single-story suburban office building consisting of approximately 79,316 rentable square feet, in Overland Park, Kansas, which is located approximately ten miles southeast of Kansas City. The Company paid $6.36 million, or approximately $80 per rentable square foot, for 6600 College Boulevard. At acquisition, it was estimated that this Property would provide an initial weighted average unleveraged return on cost of 11.4%, assuming no further lease-up. See "Certain Relationships and Related Transactions."

     In December 1995, the Company acquired the Landsing Pacific Portfolio, which comprised substantially all of the real estate assets of the Landsing Pacific Fund, Inc., a publicly-traded REIT based in San Mateo, California. The Landsing Pacific Portfolio consists of thirteen industrial properties and one retail property aggregating approximately 1.0 million rentable square feet located in Northern California, Colorado, Minnesota and Oregon. The Company paid $49.7 million, or approximately $50 per rentable square foot, for the Landsing Pacific Portfolio. At acquisition, it was estimated that the properties in the Landsing Pacific Portfolio would provide an initial weighted average unleveraged return on cost of 10.0%, assuming no further lease-up. See "Certain Relationships and Related Transactions."



     In December 1995, the Company acquired 3002 Dow Business Center, a five-building industrial property consisting of approximately 192,215 rentable square feet, in Tustin, California, which is located in Orange County approximately 37 miles south of downtown Los Angeles. The Company paid $11.5 million, or approximately $60 per rentable square foot, for 3002 Dow Business Center. At acquisition, it was estimated that this Property would provide an initial weighted average unleveraged return on cost of 10.2%, assuming no further lease-up.



     Acquisition in 1996



     On March 27, 1996, the Company completed the acquisition of a suburban office building, consisting of approximately 51,062 rentable square feet, in Laguna Hills, California, which is located in Orange County approximately 60 miles south of downtown Los Angeles. The Company paid $6.0 million, or approximately $118 per rentable square foot, for this property. At acquisition, it was estimated that this Property would provide an initial weighted average unleveraged return on cost (computed as annualized property NOI from the date of acquisition divided by total acquisition cost) of 11.7%, assuming no further lease-up.



PENDING ACQUISITIONS



     The Company has an active acquisition program through which it is continually engaged in identifying, negotiating and consummating acquisitions of industrial and suburban office properties and portfolios of such properties. The Company has contracted to purchase a five-building industrial property located in Phoenix, Arizona comprising approximately 143,950 rentable square feet. The Company has also reached understandings with respect to the purchase price and certain other material terms with the sellers of a suburban office property and an industrial property comprising an aggregate of approximately 147,000 rentable square feet for an aggregate purchase price of approximately $13 million. These pending acquisitions are subject to completion of due diligence and a number of other contingencies and, as a result, no assurance can be given that these, or any other, acquisitions will be completed. If these properties are purchased, the Company expects to pay all or a portion of the purchase price with a portion of the proceeds of this Offering. See "Use of Proceeds."


DEVELOPMENT


     The Company's management team has experience in all phases of the development process, including market analysis, site selection, zoning, design, pre-development leasing, construction and permanent financing and construction management. The Company believes that a general decrease in competition in development activity as well as lower vacancy rates in most of the Company's markets will lead to additional attractive development opportunities. During 1995, the Company commenced the development of a 3.1-acre parcel located on the Company's Milpitas Town Center property in Milpitas, California. The property, which was developed on an unleased ("speculative") basis, consists of a single-story research and development facility with approximately 45,090 rentable square feet. Fujitsu PC Corporation recently signed a five-year lease commencing on May 1, 1996 to occupy 100% of the facility's rentable square feet, which will serve as U.S. headquarters for Fujitsu Ltd.'s laptop computer company. Upon completion of construction, the Company expects the unleveraged annual return on total project costs of approximately $3.4 million to be 12.6% (computed as annualized property NOI from the date the lease was signed divided by total project costs). When appropriate and subject to the limitations in the Credit Facility, the Company will consider the development of new industrial and suburban office properties. See "Business and Properties -- The Credit Facility."


DISPOSITIONS


     In September 1995, the Company sold Cody Street Park, an industrial property located in Overland Park, Kansas, consisting of approximately 37,856 rentable square feet, to The Realty Associates Fund III, L.P. for $1.5 million. The proceeds from the sale of Cody Street Park were applied toward the purchase of Ninety-Ninth Street #1 and Ninety-Ninth Street #2, which were purchased from The Realty Associates Fund III, L.P. and closed concurrently with the sale of Cody Street Park. In October 1995, the Company sold the IBM Building, a suburban office building located in Jackson, Mississippi, consisting of approximately 88,000 rentable square feet, to The Parkway Company for $6.5 million. The sale of the IBM Building completed the Company's asset repositioning that was commenced in late 1992.


                              CORPORATE STRATEGIES

     In pursuing its business objectives and growth plans, the Company intends to:


     - PURSUE A MARKET DRIVEN STRATEGY.



     The Company's strategy is to operate in suburban markets which are experiencing, or are expected by the Company to experience, economic growth, and which are, ideally, subject to supply-side constraints. The Company believes that certain metropolitan areas (e.g., the San Francisco Bay Area, the Los Angeles Basin, Denver, Portland, Salt Lake City, Kansas City, Phoenix and Seattle) have multiple suburban "cores" and that the potential for growth in these metropolitan areas is generally greatest in and around these suburban cores. The Company believes that such suburban cores emerge as jobs move to the suburbs and typically offer a well-trained and well-educated work force, high quality of life and, in many cases, a diversified economic base. The Company focuses on owning, managing, acquiring and developing properties in these suburban cores. Additionally, the Company seeks out real estate markets that are subject to supply-side constraints such as limited availability of undeveloped land and/or geographic, topographic, regulatory and/or infrastructure restrictions. The Company believes that such restrictions serve as barriers of entry to new construction, thereby limiting the supply of new commercial space. The Company believes that these supply-side constraints, when combined with a growing employment and population base, enhance the long-term investment potential of a real estate asset. As a result, the Company searches for real estate acquisition and development opportunities in real estate markets that demonstrate some or all of the foregoing characteristics.


     - FOCUS ITS EFFORTS IN THE WESTERN UNITED STATES.


     In February 1993, the Board of Directors of the Company approved a new business strategy which, among other things, regionalized the Company's investment focus primarily in the Western United States. In connection with this regional investment focus, the Company has repositioned its portfolio of properties over the last several years. The Company's target markets for future acquisitions and development include selected suburban markets in Northern and Southern California, Colorado, Oregon, Utah, Kansas, Arizona and Washington. The Company believes that this geographic focus, combined with management's market experience, contributes to a more thorough understanding of these industrial and suburban office property markets and allows the Company to anticipate trends and therefore to better identify investment opportunities.



     - CAPITALIZE ON ITS EXPERIENCED MANAGEMENT TEAM.



     The Company's management team has direct experience in all aspects of managing a large real estate portfolio. The Company's management team has on average over 17 years of experience in the ownership, management, acquisition and development of industrial and suburban office properties in the Western United States. The Company believes that the experience of its management team makes it strategically well-positioned for growth.

     - PLAN FOR FUTURE ANTICIPATED EXPENSES ASSOCIATED WITH TENANT TURNOVER.


     The cash flow of a real estate asset can vary significantly from year to year depending on tenant turnover. When a lease expires and a tenant renews or vacates its space, costs associated with tenant improvements, lease commissions and lost income due to vacancy or construction down-time can significantly reduce property cash flow. Due to the capital intensive nature of suburban office properties and, to a lesser degree, industrial properties, the Company believes that planning and budgeting for future costs associated with tenant turnover is a prudent component of managing the cash flow of the Properties. For its existing portfolio, the Company estimates the future costs for tenant improvements, lease commissions and lost income due to vacancy and construction down-time on a property by property basis. Although these future costs are not accrued for financial reporting purposes, the Company incorporates these estimates in its annual budgets and longer-term forecasts and seeks to maintain cash and/or availability under the Credit Facility adequate to cover these budgeted expenditures. The Company believes that its ability to commit capital to fund tenant improvements and pay lease commissions helps to retain and attract tenants. To the extent that a vacancy in one of the Properties does occur, the Company believes that its policy of budgeting ahead for anticipated tenant improvement costs and leasing commissions enables it to compete effectively for new tenants.


     - CONCENTRATE ON ACQUIRING GENERAL PURPOSE, FLEXIBLE PROPERTIES.

     The Company concentrates on acquiring general purpose, flexible industrial and suburban office properties that are suitable for a diverse range of tenants ranging from small firms to large corporations engaged in various businesses, rather than acquiring highly-improved properties that cater to a limited number of tenants based on use and size. The Properties are divisible into units ranging from approximately 500 square feet to 180,000 square feet in order to accommodate tenants of various sizes and needs. The Company believes that the general purpose, flexible nature of its Properties is an important factor in maintaining an overall high average occupancy rate.

     - UTILIZE IN-HOUSE ASSET AND PROPERTY MANAGEMENT.


     The Company believes that the long-term value of its Properties is enhanced through in-house asset management. The Company's asset management team develops and monitors a comprehensive asset management plan for each Property in an effort to ensure its efficient operation. The Company's Vice President of Property/Asset Management works directly with (i) each property manager to identify and implement opportunities to improve cash flow from each Property and to maximize each Property's long-term investment value and (ii) the Company's internal finance and accounting staff to develop and monitor detailed budgets and financial reports for each Property.



     In February 1993, as a part of the current business plan, the Company made a strategic decision to internalize the property management of its Properties. All of the Properties, other than those located in Minnesota, Colorado and Oregon, are currently managed by the Company's in-house property management team. The Company's objective is to expand its portfolio of properties in each of its target markets, as economically and strategically appropriate, to a level sufficient to support a local in-house property manager. The Company conducts its Southern California property management activities out of its regional office in Tustin, California and, effective April 1, 1996, the Company's Kansas City property management activities will be conducted out of its new regional office in Lenexa, Kansas. The Company's property management staff is generally responsible for leasing activities, ordinary maintenance and repairs, keeping financial records on income and expenses, rent collection, payment of operating expenses and property operations. The Company's property management philosophy is based on the belief that the long-term value of the Properties is enhanced by attention to detail and hands-on service provided by professional in-house property managers. The Company believes that a successful leasing program starts by servicing existing tenants first. Costs associated with tenant turnover (i.e., tenant improvements, leasing commissions and the loss of income due to vacancy) can be significant and, by addressing and attending to existing tenants' needs, the Company believes that it can increase its retention of existing tenants and simultaneously make its properties more attractive to tenants.

     - COOPERATE WITH LOCAL REAL ESTATE BROKERS.

     The Company seeks to develop strong relationships with local real estate brokers, who can provide access to tenants as well as general market intelligence and research. The Company believes that these relationships have enhanced the Company's ability to attract and retain tenants.


     - MAINTAIN ITS CONSERVATIVE FINANCIAL LEVERAGE.



     As adjusted to reflect the Offering, the 1996 Mortgage Loans and the acquisition of the property in Laguna Hills, California as if such transactions had been consummated on February 29, 1996, the Company's total consolidated indebtedness as of that date equaled approximately 14.0% of the Company's Total Market Capitalization. The Company currently intends to limit its total consolidated indebtedness to no more than 50% of its Total Market Capitalization. The Board of Directors intends, however, to retain the ability to raise additional capital, including additional debt and equity, in order to pursue acquisition and development opportunities that meet the Company's investment criteria. See "Policies with Respect to Certain
Activities -- Financing Policies."



                          REAL ESTATE MARKET OVERVIEW



     The Company is currently targeting selected suburban markets in Northern and Southern California, Colorado, Oregon, Utah, Kansas, Arizona and Washington. The Company believes that due to recent economic improvements in these markets, and related improvements in the commercial property markets, an investment in industrial and suburban office properties in these markets, and in particular in California, provides the potential for attractive returns through increased occupancy levels, rents and real estate values. In the 1996 edition of Emerging Trends, a publication of Equitable Real Estate Management, more than 100 real estate professionals ranked San Francisco, Seattle, Denver and Phoenix among the top seven markets in the country for general real estate investment in 1996.

     The following charts outline changes in levels of employment and the relationship between building permits issued and occupancy levels for the years 1989 through 1995 in the markets where the Company operates or intends to operate.



                     EMPLOYMENT IN THE COMPANY'S MARKETS(1)


      MEASUREMENT PERIOD            EMPLOYMENT
    (FISCAL YEAR COVERED)       (JOBS IN MILLIONS)
1989                                    13.588
1990                                   13.7713
1991                                   13.6993
1992                                   13.5485
1993                                   13.6069
1994                                   13.8604
1995                                   14.2573


                       BUILDING PERMITS AND OCCUPANCY FOR


               INDUSTRIAL PROPERTIES IN THE COMPANY'S MARKETS(1)


      MEASUREMENT PERIOD         BUILDING PERMITS      OCCUPANCY
    (FISCAL YEAR COVERED)       (VALUE IN MILLIONS)    (PERCENT)
1989                                    1486             88.2
1990                                    1381             87.8
1991                                     831             86.1
1992                                     626             86.8
1993                                     509             86.9
1994                                     687               89
1995                                     969             89.8

                       BUILDING PERMITS AND OCCUPANCY FOR


                 OFFICE PROPERTIES IN THE COMPANY'S MARKETS(1)


      MEASUREMENT PERIOD         BUILDING PERMITS      OCCUPANCY
    (FISCAL YEAR COVERED)       (VALUE IN MILLIONS)    (PERCENT)
1989                                     2631            81.4
1990                                     1815            80.6
1991                                     1197            80.3
1992                                      814            81.4
1993                                      657            82.8
1994                                      861            84.7
1995                                      904            85.6

- ---------------

(1) Source: U.S. Census Bureau; The Rosen Group. For 1995: employment statistics are for the full year; value of building permits is for the first 11 months annualized; and occupancy percentages are as of the end of the third quarter.



                        THE CALIFORNIA ECONOMIC RECOVERY



     Since 1993, the California economy has been recovering from the recession it experienced from 1990 to 1993. Key forces underlying the state's recovery include: earlier recovery of the national economy; improvements in the state's business climate; increase in exports; and growth of high-tech industries. By late 1995, job growth in California had passed that of the nation, and, as shown below, California's expected non-farm employment growth rate for 1996 is approximately 2.2%, exceeding the expected national growth rate of 1.4% for the same period. The industries contributing to this growth include foreign trade, professional services, high technology, and tourism and entertainment. Based on Fortune magazine's annual survey as published in its April 17, 1995 edition, the state of California increased its share of the nation's 100 fastest-growing companies from 20% in 1993 to 27% in 1995. The majority of these businesses are in the high-tech sector and are located in the San Francisco, Los Angeles or San Diego regions. The expected population growth rate in California in 1996 is approximately 1.3%, exceeding the expected national growth rate of .71% for the same period. In addition, personal income in the state is expected to grow at a rate of 6.0% in 1996, compared to 4.3% growth for the nation as a whole over the same period. As of December 31, 1995, approximately 62% of the Company's total Annualized Base Rent was generated by its Properties located in California.

                            EXPECTED GROWTH RATES(1)


                                   (IN 1996)



      POPULATION GROWTH                NON-FARM EMPLOYMENT                 PERSONAL INCOME
U.S.                                       0.7
CALIFORNIA                                 1.3


U.S.                                       1.4
CALIFORNIA                                 2.2
U.S.                                       4.3
CALIFORNIA                                 6.0

         -----------------------------------------------------------------------

(1) Source: UCLA Business Forecast for the Nation and California, December 1995. U.S. population data provided for age group 16+ years. California population data provided for all age groups.



                      DESCRIPTION OF THE COMPANY'S MARKETS



SAN FRANCISCO BAY AREA, CALIFORNIA



     Based on 1992 population of approximately 6.4 million, the San Francisco Bay Area is the fourth largest metropolitan area of the United States, and includes the cities of San Francisco, San Jose and Oakland. From 1980 to mid-year 1992, the San Francisco Bay Area population grew at an average rate of 1.6% per annum, compared with a national average growth rate of approximately 1.1% per annum over a comparable period. The San Francisco Bay Area benefits from a highly educated work force and wealthy population, as well as from strong links to the growing economies of the Pacific Rim. In October 1995, the unemployment rates in the San Francisco Bay Area averaged 5.3%, with unemployment rates in San Francisco, San Jose and Oakland of 6.0%, 5.6% and 9.2%, respectively, compared with a seasonally adjusted rate of 5.5% for the nation as a whole on the same date. The San Francisco Bay Area encompasses a broad spectrum of industries, including the electronics and biotechnology industries in the Silicon Valley and San Mateo and Alameda Counties, and the financial services industries in San Francisco, San Mateo, Marin and Contra Costa Counties.



     The San Francisco Bay Area commercial real estate market is one of the largest in the country. The area is often described in terms of five principal markets: San Francisco proper, where the Company owns no properties; the Northern Bay area, principally the counties of Marin, Sonoma and Napa, where the Company owns no properties; the County of San Mateo, frequently described as the Peninsula, where the Company owns five Industrial Properties comprising approximately 305,000 square feet; the counties of Alameda, Contra Costa and Southern Solano, frequently described as the East Bay, where the Company owns five Industrial Properties and one Suburban Office Property comprising approximately 175,000 and 17,000 square feet, respectively; and Santa Clara County, commonly known as the Silicon Valley, where the Company owns two Industrial Properties comprising approximately 245,000 square feet.



     Silicon Valley, located at the southern end of the San Francisco Bay Area, is a leading center for technology-oriented industries. Economic conditions in Silicon Valley have strengthened over the last several years due to a recovery in the computer industry, growth in the bioscience industry and trade with the Pacific Rim. The office vacancy rate in the area declined from 13% at year-end 1994 to 8.2% at year-end 1995 on an inventory base of approximately 41 million square feet. The industrial research and development and warehouse vacancy rate in the Silicon Valley fell from 9.2% at year-end 1994 to 5.1% at year-end 1995 on an inventory base of more than 206 million square feet.

     The East Bay suburban office market is located on the eastern side of the San Francisco Bay Area. The office vacancy rate in the Contra Costa County submarket, which comprised 33 million square feet of suburban office space at year-end 1995, declined from 9.2% at year-end 1994 to 7.7% at year-end 1995. The industrial vacancy rate in the submarket known as the East Bay submarket, which comprised more than 169 million square feet at year-end 1995, declined from 11.1% at year-end 1994 to 9.1% at year-end 1995.


GREATER LOS ANGELES AREA, CALIFORNIA


     The five-county Southern California region, which comprises more than 15 million people, includes the counties of Ventura, Los Angeles, Riverside, San Bernardino and Orange. The Company owns one Suburban Office Property in Ventura County comprising approximately 108,000 square feet; one Suburban Office Property in Los Angeles County comprising approximately 105,000 square feet; one Industrial Property in the Riverside-San Bernardino metropolitan area comprising approximately 451,000 square feet; and one Industrial Property in Orange County comprising approximately 192,000 square feet.


     Ventura County is the northernmost county in the five-county Southern California region and is located approximately 70 miles northwest of downtown Los Angeles. From 1988 through 1992, the Ventura County population grew at an average rate of approximately 1.8% per annum, compared to the national average rate of 1.0% per annum over the same period. The office vacancy rate in Ventura County, which consisted of approximately six million square feet at year-end 1995, declined from approximately 28% at year-end 1990 to approximately 14.4% at year-end 1995. The decrease in construction of new office space in Ventura County in conjunction with positive net absorption of office space over the same period contributed to this decline.

     The Riverside-San Bernardino metropolitan area is located approximately 60 miles east of downtown Los Angeles and consists of Riverside and San Bernardino Counties. From 1988 to 1992, the metropolitan area population increased at an average rate of approximately 5.0% per annum, compared to a population increase of 1.0% per annum for the nation as a whole for that period. Due to convenient access to Ontario International Airport as well as several major freeways, the metropolitan area is a strategic location for ground transportation throughout the Southwestern United States. Industrial sector vacancy in the Riverside -- San Bernardino metropolitan area fell from 12.1% at the end of the third quarter of 1994 to 9.1% at the end of the third quarter of 1995 on an inventory of approximately 150 million square feet.

     Orange County is the southwestern county in the five-county Southern California region and is located approximately 35 miles south of Los Angeles. From 1990 through 1994, the Orange County population increased at an average rate of approximately 1.9% per annum, compared to a population increase of 1.0% per annum for the nation as a whole for that period. The vacancy rate in the Orange County industrial market, which comprises approximately 186 million square feet, declined from 14.7% at the end of the third quarter of 1994 to 12.9% at the end of the third quarter of 1995.

     In general, the five-county Southern California region has been adversely impacted by defense spending cutbacks. The unemployment rates in Orange County, Riverside County, San Bernardino County and Ventura County were approximately 5.2%, 9.7%, 7.7% and 7.4%, respectively, in October 1995, compared with a seasonally adjusted rate of 5.5% for the nation as a whole on the same date.

KANSAS CITY METROPOLITAN AREA, MISSOURI


     At year-end 1992, the population in the Kansas City metropolitan area was approximately 1.6 million, having grown at an average rate of 1.0% per annum from 1988 to 1992, the same as the average population growth rate per annum for the nation as a whole during the same period. Kansas City serves as the transportation, distribution and financial services hub for the farm belt and also has a large fiber-optic and telecommunications presence. The unemployment rate in the Kansas City metropolitan area was 3.2% in October 1995, compared with a seasonally adjusted rate of 5.5% for the nation as a whole on the same date. The Company owns one Suburban Office Property and four Industrial Properties in the Kansas City metropolitan area comprising approximately 79,000 square feet and 144,000 square feet, respectively. The suburban office vacancy in the Kansas City metropolitan area fell from 10.9% at year-end 1993 to 8.2% at the end of the second quarter of 1995. The industrial property vacancy rate in the Kansas City metropolitan area declined from 12.7% as of June 1994 to 12.4% as of June 1995 on an inventory base of approximately 123 million square feet.

PHOENIX, ARIZONA


     The Phoenix metropolitan area population was approximately 2.6 million in 1995, having grown at an average rate of 3.9% per annum from 1981 to 1995, compared with a rate of approximately 1.1% for the nation as a whole during the same period. From 1991 through 1995, employment growth in the Phoenix metropolitan market averaged 4.1% per annum, compared to the national average of 1.5% per annum for the same period. The unemployment rate in the Phoenix metropolitan area was 4.9% in 1994, compared with a rate of 5.4% for the nation as a whole for the same year. Phoenix has a large high technology, aerospace and telecommunications presence, and also serves as a distribution and financial services hub for the southwestern United States.



     Although the Company does not currently own any properties in the Phoenix metropolitan area, it has contracted to purchase a five-building industrial property comprising approximately 143,950 rentable square feet. The Phoenix industrial market, which consists of nearly 46 million square feet, had a 10.5% vacancy rate in 1994, its lowest level in 14 years. In 1992, the Phoenix suburban office market, which consists of more than 38 million square feet, experienced positive net absorption of more than 1.1 million square feet and no new suburban office construction. As a result, the suburban office vacancy rate in this market fell from 25.1% in 1991 to 22.1% in 1992. In 1994, the suburban office vacancy rate dropped even further to 13.7%, the lowest vacancy rate since 1980.


DENVER METROPOLITAN AREA, COLORADO


     The Denver metropolitan area's population at mid-year 1994 was estimated to be 1.7 million, having grown at an average rate of 1.4% per annum from 1990 to mid-year 1994, compared with a national average of approximately 0.24% per annum over a comparable period. The unemployment rate in the Denver metropolitan area was 3.2% in October 1995, compared with a seasonally adjusted rate of 5.5% for the nation as a whole on the same date. The Denver metropolitan area has diversified away from its traditional oil and gas emphasis, with job growth now generated by the technological, transportation and telecommunication industries. Growth in the Denver economy has created stronger demand for suburban office and industrial properties. The Company owns two Industrial Properties in the Denver metropolitan area comprising approximately 211,000 square feet. The vacancy rate in the Denver industrial market, which consisted of over 182 million square feet at the end of 1995, declined from 5.7% at year-end 1993 to 2.6% at year-end 1995.


PORTLAND METROPOLITAN AREA, OREGON


     Based on 1994 population of approximately 1.7 million, Portland is the largest city in Oregon and the second largest city in the Pacific Northwest. From 1988 through 1992, the Portland metropolitan area population grew at an average rate of approximately 2.7% per annum, well above the national average of approximately 1.0% per annum for the same period. Non-agricultural employment in the Portland metropolitan area has grown an average of approximately 2.9% per annum during the five-year period ended December 31, 1993, exceeding the national average of approximately 1.4% per annum for the same period. The unemployment rate in the Portland metropolitan area was 3.5% in October 1995, compared with a seasonally adjusted rate of 5.5% for the nation as a whole on the same date. Portland has a diverse economic base, ranging from forest products to electronics, software and health care companies, and a well-educated work force. The Company owns two Industrial Properties in the Portland metropolitan area comprising approximately 159,000 square feet. The industrial vacancy rate in Portland declined from approximately 18.7% at year-end 1988 to approximately 2.7% at year-end 1995. The current improvement in the industrial vacancy rate has been driven primarily by positive net absorption of industrial space and limited new industrial construction. The suburban office vacancy rate declined from 21.6% at year-end 1988 to 7.4% at year-end 1995. The current strength of the market, which at year-end 1995 comprised approximately 10 million square feet, is primarily the result of continued employment growth, positive net absorption of suburban office space and limited new suburban construction.

GREATER SEATTLE AREA, WASHINGTON



     Based on 1994 population of approximately 2.2 million, Seattle is the largest city in the Pacific Northwest. From 1989 through 1993, non-agricultural employment growth in the Seattle metropolitan area averaged 2.7% per annum, compared to the national average of approximately 1.4% per annum for the same period. The unemployment rate in the greater Seattle area was 5.4% in October 1995, compared with a seasonally adjusted rate of 5.5% for the nation as a whole on the same date. The greater Seattle area has developed a diversified job base in which the traditional manufacturing and natural resources sectors have been joined by an increasing number of biotechnology, software, and health care companies.


     Although the Company does not currently own any properties in the Seattle metropolitan area, it considers the area to be a target market. The two primary suburban office submarkets in the Seattle metropolitan area are the Eastside and South markets. The Eastside suburban office submarket (which includes the cities of Bellevue, Kirkland and Redmond) comprises approximately 15 million square feet, and with no new suburban office construction and positive net absorption of more than 297,000 square feet in 1995, the suburban office vacancy rate in this submarket fell from 9.7% at year-end 1994 to 7.2% at year-end 1995, the lowest vacancy rate of all submarkets in the Seattle office market. The smaller
5.8 million square foot South suburban office submarket has been adversely affected by the recent consolidation at Boeing, with negative net absorption driving up the office vacancy rate from 9.4% at year-end 1989 to 10.6% at year-end 1995. The South suburban office submarket is expected to be oversupplied for some time to come. From 1988 through 1994, industrial vacancy rates in the industrial market fluctuated between 9.2% and 5.0%, and at year-end 1995, the industrial vacancy rate was 5.6%.


SALT LAKE CITY METROPOLITAN AREA, UTAH



     The Salt Lake City metropolitan area population, which exceeded 1.1 million in 1992, grew at an average rate of approximately 1.8% per annum from 1988 through 1992 compared with an average rate of 1.0% per annum for the nation as a whole over that period. Non-agricultural employment in the Salt Lake City metropolitan area grew at an average rate of approximately 3.7% per annum from 1989 through 1993, well above the national average of 1.4% per annum for the same period. The unemployment rate in the Salt Lake City metropolitan area was 2.9% in October 1995, compared with a seasonally adjusted rate of 5.5% for the nation as a whole on the same date. Salt Lake City's economy is diversified, with substantial employment in the service, construction, and financial, insurance and real estate sectors. The Company owns one Suburban Office Property in this area comprising approximately 114,000 square feet. The suburban office vacancy rate in the Salt Lake City metropolitan area declined from 26.7% at year-end 1989 to 6.7% at year-end 1995 on an inventory of over 15 million square feet. This decline reflects, among other things, a significant decrease in the construction of new suburban office space, positive net absorption, and strength in the service and financial, insurance and real estate sectors of the local economy. The industrial vacancy rate in Salt Lake City declined from 8.3% at year-end 1991 to 2.1% at year-end 1995.

                                USE OF PROCEEDS


     The net cash proceeds to the Company from the Offering are estimated to be approximately $46.9 million or approximately $57.3 million if the Underwriters' over-allotment option is exercised in full. The Company will use the net cash proceeds of the Offering to repay the outstanding principal balance under the Credit Facility (which amounted to approximately $30.4 million as of March 29, 1996). The Company intends to use the remaining net proceeds to purchase additional properties, including all or a portion of the three properties identified in "Business Objectives and Growth Plans -- Pending Acquisitions," if such properties are purchased by the Company, and for general corporate purposes, including working capital. The Company is continuously engaged, in the ordinary course of its business, in the evaluation of properties for acquisition. Pending application of any remaining net proceeds, the Company will invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to qualify for taxation as a REIT. Such investments may include, for example, government and governmental agency securities, certificates of deposit and interest-bearing bank deposits.


              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY


     The Common Stock of the Company trades on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "BED." The following table sets forth, for the periods indicated, the quarterly high and low sale prices per share reported on the New York Stock Exchange and the dividends declared per share by the Company on the Common Stock during each quarterly period since the first quarter of 1994. All of the following quotations have been adjusted to reflect the one-for-two reverse stock split of the Common Stock effected on March 29, 1996.



                                                                      SALE PRICE
                                                                    --------------    DIVIDENDS
                                                                    HIGH      LOW     DECLARED
                                                                    -----    -----    ---------
1994
First Quarter.....................................................  $14 1/2  $  10      $ .16
Second Quarter....................................................  $  14    $11 1/2    $ .18
Third Quarter.....................................................  $  14    $11 1/2    $ .18
Fourth Quarter....................................................  $12 1/4  $9 3/4     $ .19
1995
First Quarter.....................................................  $12 3/4  $10 3/4    $ .19
Second Quarter....................................................  $11 3/4  $10 1/4    $ .21
Third Quarter.....................................................  $13 1/2  $11 1/4    $ .21
Fourth Quarter....................................................  $15 1/4  $12 3/4    $ .21
1996
First Quarter (through March 28, 1996)............................  $  15    $  14      $ .24



     As of March 15, 1996 the Company had approximately 462 record holders of Common Stock. On March 28, 1996, the last reported sale price of the Common Stock on the NYSE was $7 3/8 per share. This price does not reflect the one-for-two reverse stock split of the Common Stock effected March 29, 1996. As adjusted for the reverse stock split, the last reported sale price of the Common Stock on March 28, 1996 was $14 3/4 per share.


     The Company has an automatic dividend reinvestment plan which allows stockholders to acquire additional shares of Common Stock through the automatic reinvestment of cash dividends. The Company pays all brokerage commissions incurred in connection with the purchase of its stock under this plan, up to a maximum commission of 5%. See "Description of Capital Stock of the Company -- Common Stock."

                              DISTRIBUTION POLICY


     The Company has made regular quarterly distributions to the holders of the Common Stock in each quarter since the second quarter of 1993, having increased the dividend six times since that time from $.10 per share in the second quarter of 1993 to $.21 per share in each of the second, third and fourth quarters of 1995. On March 15, 1996, the Company declared a dividend distribution to its stockholders of record on March 29, 1996 of $.24 per share of Common Stock for the first quarter of 1996, payable April 30, 1996. Purchasers of Common Stock in the Offering will not receive this dividend in respect of the shares of Common Stock offered hereby. Distributions on the Common Stock by the Company are at the discretion of the Board of Directors and will depend on the Board of Directors' evaluation of relevant factors including those enumerated below. See "Risk Factors -- Substantial Increase in Dividend Requirements; Possible Inability to Sustain Dividends."



     On September 18, 1995, the Company sold 8,333,334 shares of Convertible Preferred Stock for $50 million in gross proceeds to BPLP. The Company paid dividends to BPLP in an amount of approximately $.02 per share of Convertible Preferred Stock for the partial dividend period commencing September 18, 1995 and ended September 30, 1995 and in an amount of $.135 per share of Convertible Preferred Stock for the fourth quarter of 1995. On March 15, 1996, the Company declared a dividend distribution in an amount of $.135 per share of Convertible Preferred Stock for the first quarter of 1996, payable May 15, 1996. Dividends may be authorized, declared and paid on shares of Common Stock in any fiscal quarter only if full cumulative dividends have been paid on, or authorized and set apart on, all shares of Convertible Preferred Stock for all prior dividend periods through and including the end of such quarter. Holders of shares of Convertible Preferred Stock are entitled to receive in each calendar quarter, when and as authorized and declared by the Board of Directors, cumulative dividends in cash in an amount equal to the greater of (i) an amount per share of $.135 or (ii) the dividends payable with respect to such quarter on the Common Stock into which the Convertible Preferred Stock is convertible, plus, in both cases, the accumulated but unpaid dividends on the Convertible Preferred Stock. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Dividends."


     Distributions on the Common Stock by the Company to the extent of its current and accumulated earnings and profits for federal income tax purposes generally will be taxable to stockholders as ordinary income. Distributions in excess of such earnings and profits generally will be treated as a non-taxable reduction in the stockholder's basis in its stock to the extent of such basis, and thereafter as gain from the sale of such stock. For purposes of determining whether distributions are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Convertible Preferred Stock, and then allocated to the Common Stock. All dividend distributions made in the years 1993, 1994 and 1995 were classified as a return of capital stock for federal income tax purposes. It is likely, however, that a substantial portion of the Company's dividend distributions in 1996 will be taxable as ordinary income. For a discussion of the tax treatment of distributions to holders of shares of the Company's stock, see "Federal Income Tax Considerations."


     The Company currently intends to continue paying regular quarterly dividends and to distribute amounts sufficient to maintain its status as a REIT (see "Federal Income Tax Considerations -- Requirements for Qualification"). Dividends on the Common Stock by the Company are made at the discretion of the Board of Directors and depend on the Board of Directors' evaluation of the Company's results of operations, financial condition and capital requirements, restrictions under the Convertible Preferred Stock, the Credit Facility, any other debt instruments and the MGCL, the annual distribution requirements under the REIT provisions of the Code (see "Federal Income Tax
Considerations -- Requirements for Qualification"), required repayments of borrowings and such other factors as the Board of Directors deems relevant. See "Risk Factors -- Substantial Increase in Dividend Requirements; Possible Inability to Sustain Dividends." In particular, dividends may be authorized, paid and declared on the shares of Common Stock only if full cumulative cash dividends plus any accumulated but unpaid dividends have been paid on, or authorized and set apart on, all shares of Convertible Preferred Stock for all dividend periods through and including the end of such quarter. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Dividends." In addition, in order to maintain its qualification as a REIT under the Code, the Company is required to distribute 95% of its taxable income currently. See "Federal Income Tax Considerations -- Requirements for Qualification." In addition, the Company will be required, upon maturity of the Credit Facility (which will occur in 1998), to repay all outstanding borrowings thereunder. The Board of Directors intends to evaluate the amount of the per share dividend on the Common Stock from time to time and may adjust such dividend in light of these and other factors.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1995, as adjusted for (i) the origination of the 1996 Mortgage Loans and the application of the net proceeds therefrom to repay indebtedness under the Credit Facility and (ii) the issuance of the 3,350,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom (assuming a public offering price of $15 per share and after deducting the estimated underwriting discount and offering expenses) to repay indebtedness under the Credit Facility. The information set forth below should be read in conjunction with the consolidated historical financial statements and notes thereto, the unaudited pro forma financial information and notes thereto and the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included elsewhere in this Prospectus.



                                                                                 AS OF
                                                                           DECEMBER 31, 1995
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Debt:
  The Credit Facility.................................................  $ 43,250      $      --
  1996 Mortgage Loan..................................................        --         20,200
                                                                         -------       --------
          Total Debt..................................................    43,250         20,200
                                                                         -------       --------
Redeemable Preferred Shares:
  Series A Convertible Preferred Stock: $.01 par value; 10,000,000
     authorized; 8,333,334 issued and outstanding.....................    50,000         50,000
                                                                         -------       --------
Common Stock and Other Stockholders' Equity:
  Preferred Stock: $.01 par value; 10,000,000 authorized; none issued
     and outstanding..................................................        --             --
  Common Stock: $.02 par value; 15,000,000 authorized; 3,045,325
     issued and outstanding; 6,395,325 as adjusted....................        61            128
  Additional paid-in capital..........................................   107,214        154,047
  Accumulated losses and distributions in excess of net income........   (74,840)       (74,840)
                                                                         -------       --------
          Total Common Stock and Other Stockholders' Equity...........    32,435         79,335
                                                                         -------       --------
          Total Capitalization........................................  $125,685      $ 149,535
                                                                         =======       ========

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


     The following table sets forth selected consolidated financial and operating data for the Company and its subsidiaries on a historical basis as of and for the years ended December 31, 1991 through 1995. The following table also sets forth selected consolidated operating data for the Company and its subsidiaries on a pro forma basis for the year ended December 31, 1995.



     The financial and operating data as of and for the years ended December 31, 1991 through 1995 have been derived from the Company's audited financial statements. The following data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



     The unaudited pro forma operating data for the year ended December 31, 1995 are presented as if (i) property acquisitions and property sales occurring after December 31, 1994, including the acquisition of the suburban office property in Laguna Hills, California on March 27, 1996, (ii) the pending acquisition of the industrial property in Phoenix, Arizona, which is under contract and scheduled to close in April 1996, (iii) the 1996 Mortgage Loans in the amount of $20.2 million and (iv) the Offering had occurred on January 1, 1995. The unaudited pro forma balance sheet data as of December 31, 1995 are presented as if (i) the acquisition of the suburban office property in Laguna Hills, California on March 27, 1996, (ii) the pending acquisition of the industrial property in Phoenix, Arizona, (iii) the 1996 Mortgage Loans in the amount of $20.2 million and (iv) the Offering had occurred as of that date. The acquisition of the industrial property in Phoenix, Arizona, which is under contract and scheduled to close in April 1996, is subject to the completion of due diligence and a number of other contingencies and, as a result, no assurance can be given that the acquisition will be completed. See "Business Objectives and Growth
Plans -- Acquisitions -- Acquisitions and Pending Acquisitions."


     The pro forma data are based upon certain assumptions in addition to those specified above that are included in the notes to the pro forma financial statements included elsewhere in this Prospectus. The pro forma financial data are not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor do they purport to represent the Company's future financial position and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business Objectives and Growth Plans -- Acquisitions," and the financial statements included elsewhere in this Prospectus.

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------
                                  PRO FORMA    ACTUAL      ACTUAL      ACTUAL      ACTUAL      ACTUAL
                                    1995        1995        1995        1993        1992        1991
                                  ---------   ---------   ---------   ---------   ---------   ---------
                                   (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE, PROPERTY AND OCCUPANCY
                                                                  DATA)
OPERATING DATA:
  Rental income.................    $23,840     $11,695      $9,154      $7,207      $9,056      $8,675
  Income from property
     operations.................     14,589       6,362       4,624       1,597       1,434       1,514
  General and administrative
     expenses...................      1,457       1,457       1,309       1,303       2,568       2,068
  Interest income...............        226         226          56         136           5         602
  Interest expense..............      1,934       1,594         955         716       1,191       2,281
  Income (loss) before
     extraordinary item.........     10,557       2,895       3,609       3,147     (21,943)     (5,454)
  Net income (loss).............     10,557       2,895       3,609       3,147     (18,125)     (5,454)
  Income (loss) applicable to
     common stockholders........      6,077       1,607       3,609       3,147     (18,125)     (5,454)
  Income (loss) before
     extraordinary item per
     common share...............      $0.94       $0.52       $1.18       $1.06      $(7.34)     $(1.82)
  Net income (loss) per common
     share......................      $0.94       $0.52       $1.18       $1.06      $(6.06)     $(1.82)
  Weighted average number or
     common and common
     equivalent shares
     outstanding................  6,439,549   3,089,549   3,073,832   2,987,950   2,987,950   2,987,950
CASH FLOW INFORMATION:
  Net cash provided by operating
     activities.................         --      $4,898      $2,716      $1,220        $198      $1,765
  Net cash provided (used) by
     investing activities.......         --     (73,259)    (19,720)     10,085      (1,750)     (1,190)
  Net cash provided (used) by
     financing activities.......         --      64,655      16,807      (6,550)      1,400        (609)
OTHER DATA:
  Funds from operations.........         --      $5,021      $3,622      $1,964        $879        $836
  Dividends declared per share
     of Common Stock............         --       $0.82       $0.71       $0.36          --       $0.24
  Number of Properties..........         32          30          12           9          12          14
  Rentable square feet (in
     thousands).................      2,771       2,576       1,157         632         908       1,180
  Percent occupied..............         95%         95%         95%         88%         90%         88%



                                    AS OF DECEMBER 31, 1995
                                    -----------------------
                                    PRO FORMA       ACTUAL
                                    ----------     --------
BALANCE SHEET DATA:
  Real estate investments before
     accumulated depreciation.....   $145,361      $131,183
  Total assets....................    157,328       133,478
  Mortgage loans payable..........     20,200            --
  Bank loan payable...............         --        43,250
  Common stock and other
     stockholders' equity.........     79,335        32,435

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Selected Consolidated Financial and Operating Data set forth above and the Consolidated Financial Statements and Notes thereto contained elsewhere in this Prospectus.


     When used in the following discussion, the words "believes", "anticipates" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected, including, but not limited to, those set forth in "Risk Factors" and in "-- Potential Factors Affecting Future Operating Results." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



RESULTS OF OPERATIONS -- 1995 COMPARED TO 1994


     Income from Property Operations


     Income from property operations (defined as rental income less rental expenses) increased $1,738,000, or 38%, in 1995 compared with 1994. This is due primarily to an increase in rental income of $2,541,000 offset by an increase in rental expenses (which include operating expenses, real estate taxes, and depreciation and amortization) of $803,000.



     The increase in rental income and expenses is primarily attributable to an increase in real estate investments. The Company acquired the Landsing Pacific Portfolio and 3002 Dow Business Center in December 1995; 6600 College Boulevard in October 1995; 350 East Plumeria Drive, Lackman Business Center, Ninety-Ninth Street #1 and Ninety-Ninth Street #2 in September 1995; Village Green and Milpitas Town Center in the middle of the third quarter of 1994; and Dupont Industrial Center in May 1994. These acquisitions increased rental income and rental expenses by $2,832,000 and $938,000, respectively. Additionally, 1000 Town Center Drive (acquired December 30, 1993) had an increase in rental income and rental expenses of $553,000 and $304,000, respectively, resulting from a 49% increase in occupancy from August 1994 to December 1995.



     The effect of these acquisitions was partially offset by the sales of the IBM Building and Cody Street Park, and vacancies at Buildings #3 and #8 at Contra Costa Diablo Industrial Park, generating a reduction in 1995 rental income and rental expenses of approximately $683,000 and $204,000, respectively.


     Expenses


     Interest expense, which includes amortization of loan fees, increased $639,000, or 67%, in 1995 compared with 1994. The increase is attributable to the Company's higher level of borrowing on its credit facility to finance the acquisition of properties in 1994 and the Landsing Pacific Portfolio in December 1995. The loan fee amortization expense for 1995 and 1994 was $277,000 and $231,000, respectively. General and administrative expenses remained relatively unchanged in 1995 compared with 1994. In 1995, the increase of $363,000 in personnel costs associated with a larger real estate portfolio was offset by the reversal of a $245,000 income tax liability assessed in 1993 by the state of New Jersey and the decrease of $62,000 in directors and officers (D & O) insurance expense. D & O insurance was renewed at a lower premium due to the Company's improved operating performance in the recent years.


     Gain (Loss) on Sale


     On January 14, 1994, the Company sold its investment in Texas Bank North for $8,500,000 and recorded a gain of $1,193,000. The gain on the sale of Texas Bank North primarily resulted from an improvement in the local real estate economy subsequent to a 1992 write-down of this asset by $3,631,000.

     On September 20, 1995, the Company sold its investment in Cody Street Park for $1,500,000, resulting in a loss of $12,000. On October 2, 1995, the Company sold its investment in the IBM Building for $6,500,000, resulting in a loss of $630,000. In anticipation of such sale, the Company recorded a provision for possible loss of $630,000 in the third quarter of 1995.



     Dividends



     Dividends declared on the Common Stock for the four quarters of 1995 totaled $0.82 per share of Common Stock. Consistent with the Company's policy, the dividend declared for the last quarter of 1995 was paid in 1996; as a result, the Company's statement of cash flows for the year ended December 31, 1995 reflects dividends declared for the fourth quarter of 1994 and the first three quarters of 1995. The dividends declared for the fourth quarter of 1995 and 1994 were $0.21 and $0.19 per share, respectively. Dividends of $163,000 and $1,125,000 were declared on the $50,000,000 Convertible Preferred Stock for the third quarter and fourth quarters of 1995, respectively. The declared dividends on the Convertible Preferred Stock were paid 45 days after each quarter ended.



     Government Regulations



     The Properties are subject to various federal, state and local regulatory requirements such as local building codes and other similar regulations. The Company believes that the Properties are currently in substantial compliance with all applicable regulatory requirements, although expenditures at the Properties may be required to comply with changes in these laws. No material expenditures are contemplated at this time in order to comply with any such laws or regulations.



     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances released on, above, under, or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of such removal or remediation could be substantial. Additionally, the presence of such substances or the failure to properly remediate such substances may adversely affect the owner's ability to borrow using such real estate as collateral. All of the Properties have had Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) by independent environmental consultants and have been inspected for hazardous materials as part of the Company's acquisition inspections. None of these Phase I assessments has revealed any environmental conditions requiring material expenditures for remediation. The Phase I assessment for Milpitas Town Center indicates that the ground water under the property either has been or may in the future be impacted by the migration of contaminants originating off-site. According to information available to the Company, the responsible party for this off-site source has been identified and has begun remediation pursuant to a clean-up program mandated by a California environmental authority and the clean-up program is backed by an insurance policy from CIGNA up to $10 million. The Company does not believe that this environmental matter will impair the future value of Milpitas Town Center in any significant respect.



     The Company believes that it is in compliance in all material respects with all federal, state and local laws regarding hazardous or toxic substances, and the Company has not been notified by any governmental authority of any non-compliance or other claim in connection with any of its present or former properties. The Company does not anticipate that compliance with federal, state and local environmental protection regulations will have any material adverse impact on the financial position, results of operations, or liquidity of the Company.



RESULTS OF OPERATIONS -- 1994 COMPARED TO 1993


     Income from Property Operations


     Income from property operations increased $3,027,000, or 190%, in 1994 compared with 1993. This was due to an increase of rental income of $1,947,000 combined with a decrease in rental expenses of $1,080,000. The increase in rental income is primarily attributable to acquisitions of real estate investments. The major acquisitions occurring in late 1993 and in 1994 were Woodlands II, 1000 Town Center Drive, Dupont Industrial Center, Mariner Court and Milpitas Town Center. These acquisitions increased 1994 rental income by approximately $4,000,000. This increase was partially offset by the sales of Point West Place and University Tower in 1993, generating a reduction in 1994 rental income of approximately $2,500,000.



     The decrease in rental expenses is primarily attributable to the decrease in the amortization of leasing commissions and tenant improvements. The newly acquired buildings have not yet incurred significant leasing commissions and tenant improvement costs.



     Since leasing commissions and tenant improvement costs are amortized over the life of the lease (generally three to five years), the impact of having the portfolio consisting primarily of newly acquired buildings has been a significant reduction in amortization expense.


     Expenses


     Interest expense, which includes amortization of loan fees, increased $239,000, or 33%, in 1994 compared with 1993. The increase is attributable to the Company's higher level of borrowing on the Credit Facility combined with the increase in interest rates and amortization expense of loan fees. The higher level of borrowing was attributable to the acquisition of real estate in late 1993 and 1994. General and administrative expenses remained relatively unchanged in 1994 compared with 1993.


     Gains on Sales


     In 1992, management and the Board of Directors decided to revise the investment strategy and geographic focus of investments from a continental-wide basis to a Western United States focus. This was done because of the value growth advantage perceived in the Western United States, new management's knowledge and experience in real estate in the Western United States and, in part, because greater management effectiveness and cost efficiencies can be achieved by operating in a smaller geographic region.


     Certain properties in the real estate portfolio were identified for disposition. Those properties were individually evaluated and written down to management's best estimate of net realizable value. Such properties continued to be depreciated during the holding period prior to disposition.

     In writing down the properties, the Company relied on studies performed by outside appraisers and consultants. The three methods used, discounted cash flows, NOI capitalization and comparable sales, indicated that current market values of these properties were below their book value.


     On May 1, 1993, the Company sold its interest in the Edison Square partnerships, which were unconsolidated joint ventures, and recorded a gain of $2,686,000; this gain was due primarily to the book value of those partnerships having been reduced to negative $2,686,000 as the result of partnership losses. In August 1993, the Company sold its investment in University Tower for $15,200,000 and recorded a gain of $407,000. In October 1993, the Company sold its investment in Point West Place for $7,180,000 and recorded a gain of $493,000. On January 14, 1994, the Company sold its investment in Texas Bank North for $8,500,000 and recorded a gain of $1,193,000.


     The gains on the sales of University Tower and Point West Place related primarily to the depreciation of those properties during the holding period. The gain from the sale of Texas Bank North was due to improvements in 1993 in the local real estate market.


     The significant number of property sales occurring in 1993 and 1994 were attributable to management's decision to refocus the real estate portfolio on suburban office and industrial buildings located in the Western United States. The Company does not expect this level of property sales to occur in the future.


     Dividends


     Dividends declared on the Common Stock for the four quarters of 1994 totaled $0.71 per share of Common Stock. Consistent with the Company's policy, the dividend declared for the last quarter of 1994 was paid in 1995; as a result, the Company's statement of cash flows for the year ended December 31, 1994 reflects dividends declared for the fourth quarter of 1993 and the first three quarters of 1994. The dividends declared on the Common Stock for the fourth quarter of 1994 and 1993 were $0.19 and $0.14 per share of Common Stock, respectively.


FINANCIAL CONDITION


     Total assets of the Company at December 31, 1995 increased by $71,184,000 compared with December 31, 1994, primarily as a result of an increase in real estate investments (net of depreciation) of $73,911,000. During 1995, the Company acquired 20 properties and sold 2 properties. Total liabilities at December 31, 1995 increased by $25,681,000 compared with December 31, 1994, primarily as a result of increased borrowings under the Credit Facility in order to finance the purchase of the Landsing Pacific Portfolio.


LIQUIDITY AND CAPITAL RESOURCES


     During the year ended December 31, 1995, the Company's operating activities provided net cash flow of $4,898,000. Its investing activities provided cash flow of $7,914,000 from the sale of the IBM Building and Cody Street Park, and utilized $81,173,000 of cash to acquire real estate investments. The financing activities provided cash flow of $64,655,000, primarily from the Convertible Preferred Stock sale of $50,000,000 less issuance costs of $3,631,000, and bank borrowings of $47,100,000, offset by repayment of bank loans of $26,250,000 and payment of dividends of $2,568,000.



     On September 18, 1995, the Company completed the sale of $50,000,000 of Convertible Preferred Stock to an entity beneficially owned by an investment fund managed by Aldrich Eastman Waltch. The Convertible Preferred Stock contains financial covenants and conditions that if the Company fails to maintain or achieve, its holders have the right to cause the Company to redeem all of the outstanding shares of Convertible Preferred Stock at a redemption price of $6.00 per share plus all accrued dividends payable. In that case, the Company could experience substantial difficulty in financing such redemption and may be required to liquidate a substantial portion of its properties.



     A portion of net cash proceeds from the Convertible Preferred Stock sale was used to pay off outstanding borrowings under the Company's $23 million credit facility. The facility, obtained in December 1993 for $20 million and increased to $23 million in August 1994, was restated and amended to $60 million on September 18, 1995. The amended facility, which matures on September 1, 1998, bears interest at a floating rate equal to either the lender's published "reference rate" plus 0.50% or its "offshore rate" (similar to LIBOR) plus 2.25%. The Credit Facility contains various restrictive covenants including, among other things, a covenant limiting quarterly dividends to 90% of average Funds From Operations for the immediately preceding two fiscal quarters.



     The facility was used, in part, to finance the acquisitions of Mariner Court, Dupont Industrial Center, Village Green, and Milpitas Town Center in 1994 and the Landsing Pacific Portfolio in 1995. As of December 31, 1995, the Company was in compliance with the covenants and requirements of the Credit Facility.



     The Company and the lender under the Credit Facility have agreed, in principle, to amend the Credit Facility, subject to the final approval of the lender and negotiation of definitive documentation. There can be no assurance, however, that an agreement between the lender and the Company will actually be finalized. If finalized, the Company believes that the amendment will increase the commitment from $60 million to $100 million and reduce the interest rates. The amendment of the Credit Facility will be conditioned upon the Company's receipt of net proceeds from the Offering of not less than $45 million.



     In March 1996, the Company obtained the 1996 Mortgage Loans in the aggregate principal amount of $20.2 million which bear interest at a rate of 7.02% per annum and mature in 2003. The Company also has a loan commitment for an additional $4.8 million mortgage loan to be funded in April or May 1996, subject to completion of the lender's due diligence. The making of this mortgage loan is subject to the mortgage lender's due diligence and as a result, there can be no assurance that the loan will be made.



     The Company anticipates that the cash flow generated by its real estate investments will be sufficient to meet its short-term liquidity requirements. The Company expects to fund the cost of acquisitions, capital expenditures, costs associated with lease renewals and reletting of space, repayment of indebtedness, and development of properties from (i) cash flow from operations, (ii) borrowings under the Credit Facility and, if available, other indebtedness (which may include indebtedness assumed in acquisitions), (iii) the sale of real estate investments and (iv) the sale of equity securities and, possibly, the issuance of equity securities in connection with acquisitions.



     The ability to obtain mortgage loans on income-producing property is dependent upon the ability to attract and retain tenants and the economics of the various markets in which the properties are located, as well as the willingness of mortgage-lending institutions to make loans secured by real property. The ability to sell real estate investments is partially dependent upon the ability of purchasers to obtain financing at commercially reasonable rates.



POTENTIAL FACTORS AFFECTING FUTURE OPERATING RESULTS



     For the years ended December 31, 1993 and 1994, net income has been positively affected by gains on sales of real estate investments and joint venture partnerships. The Company does not anticipate that its 1996 net income will be materially impacted by such gains on sales.



     At the present time, borrowings under the Company's Credit Facility bear interest at a floating rate. The Company anticipates that its results from operations in 1996 may be negatively impacted by future increases in interest rates and substantial borrowings to finance property acquisitions.



     While the Company has historically been successful in renewing and releasing space, the Company will be subject to the risk that certain leases expiring in 1996 may not be renewed or the terms of renewal may be less favorable than current lease terms. However, the Company expects to release the vacant spaces without any material adverse impact on 1996 operations. In addition, the Company expects to incur costs in making improvements or repairs to its portfolio of properties required by new or renewing tenants and expenses associated with brokerage commissions payable in connection with the reletting of space.



     Many other factors affect the Company's actual financial performance and may cause the Company's future results to be markedly outside of the Company's current expectations. See "Risk Factors."



ACCOUNTING DEVELOPMENTS



     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121) and Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123).



     The Company has adopted FAS 121 effective January 1, 1996 and believes that adoption will not have a material impact on the Company's 1996 financial statements. The Company will adopt the disclosure requirements of FAS 123 in 1996 but continue to account for its stock option plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees as permitted under FAS 123.


INFLATION

     Most of the leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. Inflation, however, could result in increases in the Company's borrowing costs.

                            BUSINESS AND PROPERTIES


     As of December 31, 1995, the Company owned and operated 30 Properties, aggregating approximately 2.6 million rentable square feet and comprised of 24 Industrial Properties totalling approximately 2.1 million rentable square feet, five Suburban Office Properties totalling approximately 424,000 rentable square feet and one Retail Property totalling approximately 84,000 rentable square feet. Based on rentable square feet, as of

December 31, 1995, the Suburban Office Properties and the Industrial Properties were approximately 96% and 95% occupied, respectively, by a total of 291 tenants, of which 71 were Suburban Office Property tenants and 220 were Industrial Property tenants. As of December 31, 1995, the Retail Property was 99% occupied by 15 tenants. The Company holds a fee simple interest in all of the Properties.



     The following table summarizes certain information as of December 31, 1995 with respect to the Properties. The table does not include information related to the Company's pending acquisitions.

                              TABLE OF PROPERTIES



                       YEAR        TOTAL                                 PERCENT OFFICE/             NET
                     ACQUIRED/    RENTABLE                    TOTAL       RESEARCH AND    NUMBER  EFFECTIVE
PROPERTY NAME AND      YEAR        SQUARE       PERCENT     ANNUALIZED     DEVELOPMENT      OF      RENT/
     LOCATION       CONSTRUCTED     FEET      OCCUPIED(1)  BASE RENT(2)      FINISH       TENANTS SQ. FT.(3)   LARGEST TENANT(4)
- ------------------ ------------- ----------   -----------  ------------  ---------------  ------  ----------  --------------------
INDUSTRIAL PROPERTIES
GREATER SAN FRANCISCO BAY AREA, CALIFORNIA
Building #3 at
  Contra Costa
  Diablo
  Industrial Park,
  Concord......... 1990/1983....     21,840       100%     $   108,108          50%           1     $ 4.95           Phase Metrics
Building #8 at
  Contra Costa
  Diablo
  Industrial Park,
  Concord......... 1990/1981....     31,800       100%     $   190,800          18%           1     $ 6.00        Apria Healthcare
Building #18 at
  Mason Industrial
  Park Concord....   1990/1984       28,850        83%     $   159,408          17%           7     $ 6.63           Rust Scaffold
Milpitas Town
  Center,
  Milpitas(5).....   1994/1983      102,620       100%     $   753,936          60%           4     $ 7.35         Solectron Corp.
Auburn Court,
  Fremont.........   1995/1983       68,030       100%     $   444,660          50%           6                  Bond Technologies
Westinghouse
  Drive,
  Fremont.........   1995/1982       24,030       100%     $   132,648          25%           1     $ 5.52           SMT Unlimited
350 East Plumeria
  Drive, San
  Jose............   1995/1983      142,700       100%     $ 1,113,060          52%           1     $ 7.80        Compression Labs
301 East Grand,
  South San
  Francisco.......   1995/1974       57,846        71%     $   240,636          21%           2     $ 5.92       Radix Group Int'l
342 Allerton,
  South San
  Francisco.......   1995/1969       69,312       100%     $   476,832          15%           4     $ 6.88            Danzas Corp.
400 Grandview,
  South San
  Francisco.......   1995/1976      107,004       100%     $   801,816          37%           5     $ 7.49          Kuehne & Nagel
410 Allerton,
  South San
  Francisco.......   1995/1970       46,050       100%     $   237,612          12%           1     $ 5.16           See's Candies
417 Eccles, South
  San Francisco...   1995/1964       24,624       100%     $   140,580           8%           2     $ 5.71          Haitai America
                                 ----------      -----     ------------       -----       ------  ----------
 Subtotal/Weighted
    Average.......                  724,706        97%     $ 4,800,096          37%          35     $ 6.83
                                 ----------      -----     ------------       -----       ------  ----------
GREATER LOS ANGELES AREA, CALIFORNIA
Dupont Industrial
  Center,                                                                                                      Ben Franklin Retail
  Ontario.........   1994/1989      451,192       100%     $ 1,431,036           5%          17     $ 3.17                  Stores
3002 Dow Business
  Center,
  Tustin.......... 1995/1987-89     192,125        83%     $ 1,434,348          50%          54     $ 8.88                Caltrans
                                 ----------      -----     ------------       -----       ------  ----------
 Subtotal/Weighted
    Average.......                  643,317        95%     $ 2,865,384          18%          71     $ 4.69
                                 ----------      -----     ------------       -----       ------  ----------
DENVER, COLORADO
Bryant Street                                                                                                       Denver General
  Annex, Denver...   1995/1968       55,000       100%     $   221,112          25%           2     $ 4.02                Hospital
Bryant Street
  Quad, Denver.... 1995/1971-73     155,536        97%     $   460,116          20%          16     $ 3.09            King Soopers
                                 ----------      -----     ------------       -----       ------  ----------
 Subtotal/Weighted
    Average.......                  210,536        98%     $   681,228          21%          18     $ 3.31
                                 ----------      -----     ------------       -----       ------  ----------
MINNEAPOLIS/ST. PAUL, MINNESOTA
St. Paul Business
  Center East,
  Maplewood.......   1995/1984       77,000        90%     $   484,656          70%          12     $ 7.01          Eye Technology
St. Paul Business
  Center West,                                                                                                      Braun Intertec
  Maplewood.......   1995/1981      108,750        81%     $   476,184          52%          26     $ 5.41             Engineering
                                 ----------      -----     ------------       -----       ------  ----------
 Subtotal/Weighted
    Average.......                  185,750        85%     $   960,840          59%          38     $ 6.11
                                 ----------      -----     ------------       -----       ------  ----------
GREATER PORTLAND AREA, OREGON
Twin Oaks                                                                                                        General Telephone
  Technology                                                                                                             Co. of NW
  Center,
  Beaverton.......   1995/1984       94,177        81%     $   552,744          70%          16     $ 7.27
Twin Oaks Business                                                                                            U. S. Postal Service
  Park,
  Beaverton.......   1995/1984       65,238        94%     $   471,144         100%          14     $ 7.75
                                 ----------      -----     ------------       -----       ------  ----------
 Subtotal/Weighted
    Average.......                  159,415        86%     $ 1,023,888          82%          30     $ 7.48
                                 ----------      -----     ------------       -----       ------  ----------

                       YEAR        TOTAL                                 PERCENT OFFICE/             NET
                     ACQUIRED/    RENTABLE                    TOTAL       RESEARCH AND    NUMBER  EFFECTIVE
PROPERTY NAME AND      YEAR        SQUARE       PERCENT     ANNUALIZED     DEVELOPMENT      OF      RENT/
     LOCATION       CONSTRUCTED     FEET      OCCUPIED(1)  BASE RENT(2)      FINISH       TENANTS SQ. FT.(3)   LARGEST TENANT(4)
- ------------------ ------------- ----------   -----------  ------------  ---------------  ------  ----------  --------------------
KANSAS CITY,
  KANSAS
Ninety-Ninth                                                                                                     Yellow Technology
  Street #3,                                                                                                              Services
  Lenexa..........   1990/1990       50,000       100%     $   293,016          18%           2     $ 5.86
Ninety-Ninth
  Street #1,
  Lenexa..........   1995/1988       35,516       100%     $   282,708          70%           3     $ 7.96           Snap-on-Tools
Ninety-Ninth
  Street #2,
  Lenexa..........   1995/1988       12,974       100%     $    98,088          95%           1     $ 7.56          Health Midwest
Lackman Business
  Center,
  Lenexa..........   1995/1985       45,956        98%     $   377,808          75%          22     $ 8.36                Entertel
                                 ----------      -----     ------------       -----       ------  ----------
 Subtotal/Weighted
    Average.......                  144,446        99%     $ 1,051,620          56%          28     $ 7.32
                                 ----------      -----     ------------       -----       ------  ----------
TOTAL/WEIGHTED
  AVERAGE ALL
  INDUSTRIAL
  PROPERTIES......                2,068,170        95%     $11,383,056          36%         220     $ 5.81
                                 ----------      -----     ------------       -----       ------
SUBURBAN OFFICE PROPERTIES
GREATER LOS ANGELES AREA, CALIFORNIA(6)
1000 Town Center
  Drive, Oxnard...   1994/1989      107,653        93%     $ 1,769,076         100%          10     $17.66        Nordman, Cormany
Mariner Court,                                                                                                     Dodge, Warren &
  Torrance........   1993/1990      105,436        97%     $ 1,790,412         100%          35     $17.67                  Peters
                                 ----------      -----     ------------       -----       ------  ----------
 Subtotal/Weighted
    Average.......                  213,089        95%     $ 3,559,488         100%          45     $17.66
                                 ----------      -----     ------------       -----       ------  ----------
SALT LAKE CITY,
  UTAH
Woodlands II, Salt
  Lake City(7)....   1993/1990      114,352        95%     $ 1,542,984         100%          11     $14.25          Comphealth CHS
KANSAS CITY,
  KANSAS
6600 College
  Boulevard,
  Overland Park... 1995/1982-83      79,316       100%     $   952,884          95%           6     $12.01                  Sprint
GREATER SAN FRANCISCO BAY AREA, CALIFORNIA
Village Green,                                                                                                          Vocational
  Lafayette(8)....   1994/1983       16,895       100%     $   306,240         100%           9     $18.23    Instruction Software
                                 ----------      -----     ------------       -----       ------  ----------
TOTAL/WEIGHTED
  AVERAGE ALL
  SUBURBAN OFFICE
  PROPERTIES......                  423,652        96%     $ 6,361,596          99%          71     $15.62
                                 ----------      -----     ------------       -----       ------  ----------
RETAIL PROPERTY
Academy Place
  Shopping Center,
  Colorado
  Springs......... 1995/1980-82      84,347        99%     $   836,748          N/A          15     $10.08             Ross Stores
                                 ----------      -----     ------------       -----       ------  ----------
TOTAL/WEIGHTED
  AVERAGE ALL
  PROPERTIES......                2,576,169        95%     $18,581,400          47%         306     $ 7.59
                                   ========   ============= ============== =============== ======== ==========


- ---------------
(1) Rentable square feet occupied divided by total rentable square feet.


(2) Annualized Base Rent is computed upon the basis of the monthly base rent in effect under each lease as of December 31, 1995, or, if such monthly base rent has been reduced by a temporary rent concession, the monthly base rent that would have been in effect at such date in the absence of such concession. Annualized Base Rent does not reflect increases or decreases in monthly rental rates or any lease expirations which are scheduled to occur or which may occur after December 31, 1995 or the cost of any leasing commissions or tenant improvements.



(3) Net effective rent per square foot is computed on the basis of (i) Annualized Base Rent as of December 31, 1995 divided by (ii) total square feet occupied as of December 31, 1995.



(4) Based upon Annualized Base Rent as of December 31, 1995.



(5) The Company is currently developing a 45,090 foot building on 3.1 acres of adjoining land. The Company has signed a five-year lease with Fujitsu PC Corporation, which is scheduled to occupy the entire facility beginning May 1, 1996. See "Business and Properties -- Development."

(6) On March 27, 1996 the Company completed the acquisition of a suburban office building located in Laguna Hills, California, comprising approximately 51,062 rentable square feet for a purchase price of $6.0 million. See "Business Objectives and Growth Plans -- Acquisitions -- Acquisitions in 1996."



(7) Rentable square feet includes an 8,268 square foot single-story retail building which was 100% occupied as of December 31, 1995.



(8) The Company's headquarters are located at Village Green.


LOCATION AND TYPE OF THE COMPANY'S PROPERTIES

     As of December 31, 1995, the location and type of Properties by rentable square feet were as follows:

     RENTABLE SQUARE FOOTAGE OF PROPERTIES BY LOCATION AND TYPE OF PROPERTY


                                         SUBURBAN    SUBURBAN                        PERCENT    NUMBER OF
           METROPOLITAN AREA             INDUSTRIAL   OFFICE    RETAIL     TOTAL     OF TOTAL   PROPERTIES
- ---------------------------------------  ---------   --------   ------   ---------   --------   ---------
Greater Los Angeles Area, CA...........    643,317   213,089        --     856,406       33%         4
San Francisco Bay Area, CA.............    724,706    16,895        --     741,601       29         13
Greater Kansas City Area, KS...........    144,446    79,316        --     223,762        9          5
Denver, CO.............................    210,536        --        --     210,536        8          2
Greater Minneapolis/ St. Paul Area,
  MN...................................    185,750        --        --     185,750        7          2
Greater Portland Area, OR..............    159,415        --        --     159,415        6          2
Salt Lake City, UT.....................         --   114,352        --     114,352        5          1
Colorado Springs, CO...................         --        --    84,347      84,347        3          1
                                                                                                    --
                                         ---------   -------    ------   ---------      ---
          Total........................  2,068,170   423,652    84,347   2,576,169      100%        30
                                         =========   =======    ======   =========      ===         ==
          Percent of Total.............         80%       17 %       3%        100%
          Number of Properties.........         24         5         1          30

TENANTS


     The Company's tenants include local, regional, national and international companies engaged in a wide variety of businesses. The following table sets forth, as of December 31, 1995, information concerning the Company's ten largest tenants (ranked by Annualized Base Rent as of that date). All of these tenants occupy the space that they lease from the Company.



                          ANNUALIZED BASE
                             RENT UNDER        ACTUAL AMOUNT OF
                         EXPIRING LEASES(1)     SCHEDULED BASE    TOTAL RENTABLE AREA
                       ----------------------    RENT DUE FROM    -------------------
                                   PERCENT OF  JANUARY 1, 1996-    SQUARE  PERCENT OF   SCHEDULED LEASE
          TENANT         AMOUNT     TOTAL(2)   DECEMBER 31, 1996    FEET    TOTAL(3)    EXPIRATION DATE
     ----------------- ----------- ----------  -----------------  -------- ----------  -----------------
  1. Compression
     Labs............. $ 1,113,060      6%        $ 1,113,060      142,700     5%        December 2001
  2. Nordman,
     Cormany..........     707,495      4             724,002       29,837      1          May 2000
  3. Sprint
     Communications...     736,800      4             736,800       62,441      2        December 1999
  4. Kinko's Service
     Corporation......     697,089      4             704,655       45,119      2      September 1999 &
                                                                                        August 2001(4)
  5. CompHealth.......     601,443      3             602,847       42,590      2        February 1997
  6. Ben Franklin
     Retail Stores....     483,600      3             483,600      183,244      7         March 1997
  7. Principal Mutual
     Life Ins. Co. ...     338,985      2             338,985       22,599      1        January 1998
  8. Dodge, Warren &
     Peters...........     334,929      2             336,154       13,615      1        December 2002
  9. Ross Stores......     309,624      1             309,624       38,703      1        January 2000
 10. See's Candies....     237,618      1             237,618       46,050      2         April 1998
                                       --                                      --
                         ---------                  ---------      -------
     Total............ $ 5,560,643     30%        $ 5,587,345      626,898    24%
                         =========     ==           =========      =======     ==


- ---------------

(1) Annualized Base Rent is computed upon the basis of the monthly base rent in effect under each lease as of December 31, 1995 or, if such monthly base rent has been reduced by a temporary rent concession, the monthly base rent that would have been in effect at such date in the absence of such concession. Annualized Base Rent does not reflect any increases or decreases in monthly rental rates or any lease expirations which are scheduled to occur or which may occur after December 31, 1995 or the cost of any leasing commissions or tenant improvements.



(2) Calculated based on a total Annualized Base Rent of $18,581,400 as of December 31, 1995.



(3) Calculated based on a total of 2,576,169 rentable square feet as of December 31, 1995.


(4) Of Kinko's Service Corporation's 45,119 rentable square feet, the lease with respect to 7,277 square feet expires in September 1999, while a separate lease with respect to 37,842 square feet expires in August 2001.


     As of December 31, 1995, the Company's ten largest tenants (based on Annualized Base Rent) in the aggregate accounted for approximately 30% of the Company's total Annualized Base Rent at that date. See "Risk Factors -- Risks Inherent in Real Estate Investments -- Dependence on Certain Tenants."

LEASE EXPIRATIONS FOR THE PROPERTIES


     The following table sets forth as of December 31, 1995 a schedule of lease expirations for the Properties beginning January 1, 1996, assuming that none of the tenants exercise renewal options or termination rights.



                                                      PERCENTAGE AND
                                                                                                 PERCENTAGE AND
                                                   CUMULATIVE PERCENTAGE
                                                  OF TOTAL LEASED SQUARE                      CUMULATIVE PERCENTAGE
                                                      FEET SUBJECT TO         ANNUALIZED     OF ANNUALIZED BASE RENT
                                   RENTABLE           EXPIRING LEASES         BASE RENT       UNDER EXPIRING LEASES
                    NUMBER OF     SQUARE FEET     -----------------------   UNDER EXPIRING   -----------------------
   YEAR OF LEASE     LEASES       SUBJECT TO                   CUMULATIVE       LEASES                    CUMULATIVE
    EXPIRATION      EXPIRING    EXPIRING LEASES   PERCENTAGE   PERCENTAGE   (IN THOUSANDS)   PERCENTAGE   PERCENTAGE
- ------------------- ---------   ---------------   ----------   ----------   --------------   ----------   ----------
1996...............     84           378,738           15%          15%        $  2,529           14%          14%
1997...............     85           722,837           30           45            4,772           26           40
1998...............     71           538,713           22           67            3,990           21           61
1999...............     34           328,374           13           80            2,358           13           74
2000...............     33           240,803           10           90            2,287           12           86
2001...............      6           201,782            8           98            1,974           11           97
2002...............      2            17,540            1           99              391            2           99
2003...............      2            10,279            1          100              158            1          100
2004...............      1             2,770            0          100               27            0          100
2005 and
  thereafter.......      2             6,191            0          100%              95            0          100%
                                                                   ===                                        ===
                       ---         ---------          ---                       -------          ---
Total..............    320         2,448,027          100%                     $ 18,581          100%
                       ===         =========          ===                       =======          ===



     As set forth in the foregoing table, as of December 31, 1995, leases representing 14%, 26%, 21%, 13% and 12%, respectively, of the Company's total Annualized Base Rent were scheduled to expire during 1996, 1997, 1998, 1999, and 2000, respectively. The Company will be subject to the risk that, upon expiration, certain of these or other leases will not be renewed, the space may not be relet, or the terms of renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. See "Risk Factors -- Risks Inherent in Real Estate Investments -- Lease Expirations; Renewal of Leases and Reletting of Unleased Space."


THE INDUSTRIAL PROPERTIES


     As of December 31, 1995, the Company owned 24 Industrial Properties aggregating approximately 2.1 million rentable square feet. All of the Industrial Properties are located in industrial business parks which have convenient access to major freeways and/or rail and air transportation and have grade-level loading for lighter vehicles and vans and/or dock-high facilities for larger trucks. Most of the Industrial Properties consist of concrete tilt-up buildings. They are typically designed to be divisible for leasing to multiple tenants, although six of the Industrial Properties had a single tenant as of December 31, 1995. As of the same date, the Industrial Properties were approximately 95% occupied and the average Industrial Property lease was for approximately 8,587 rentable square feet. All of the Industrial Properties are well-maintained and professionally managed.



     The Company's largest Industrial Property, Dupont Industrial Center, is a 451,192 square foot, three-building warehouse and distribution complex located in Ontario, California, with approximately 5% office space buildout and internal clearance heights ranging from 20 to 26 feet. The Property is designed for the bulk storage of materials and manufactured goods. The Company's remaining 23 Industrial Properties are light industrial properties used for research and development, design, assembly, packaging and distribution of goods and/or the provision of services. The light Industrial Properties have office space and research and development build out ranging from 8% to 100% and internal clearance heights between 14 and 24 feet. Light industrial properties are generally characterized by less building depth and clearance height and a greater office buildout than bulk warehouse properties. Dupont Industrial Center was constructed in 1989, while the Company's other Industrial Properties have an average age of approximately 13 years.

     Leases for the Industrial Properties typically have terms ranging from one to five years and do not contain purchase options. Some leases also require periodic rental increases that are either fixed or based on changes in the Consumer Price Index ("CPI"). Most of the Company's Industrial Property leases contain tenant expense contribution clauses whereby the tenant pays its pro rata share of either all property operating expenses or any increase over predetermined base amounts in operating expenses (e.g., real estate taxes, insurance, utilities and maintenance). The Company may occasionally enter into "gross" tenant leases whereby the tenant's estimated expense contribution payments are calculated and scheduled prior to lease commencement and subsequently paid in the form of higher base rents.

     LEASE EXPIRATIONS FOR THE INDUSTRIAL PROPERTIES


     The following table sets forth as of December 31, 1995 the scheduled lease expirations at the Industrial Properties beginning January 1, 1996, assuming that none of the tenants exercise renewal options or termination rights.



                                                      PERCENTAGE AND
                                                                                                 PERCENTAGE AND
                                                   CUMULATIVE PERCENTAGE
                                                  OF TOTAL LEASED SQUARE                      CUMULATIVE PERCENTAGE
                                                      FEET SUBJECT TO         ANNUALIZED     OF ANNUALIZED BASE RENT
                                   RENTABLE           EXPIRING LEASES         BASE RENT       UNDER EXPIRING LEASES
                    NUMBER OF     SQUARE FEET     -----------------------   UNDER EXPIRING   -----------------------
   YEAR OF LEASE     LEASES       SUBJECT TO                   CUMULATIVE       LEASES                    CUMULATIVE
    EXPIRATION      EXPIRING    EXPIRING LEASES   PERCENTAGE   PERCENTAGE   (IN THOUSANDS)   PERCENTAGE   PERCENTAGE
- ------------------- ---------   ---------------   ----------   ----------   --------------   ----------   ----------
1996...............     65           347,142           18%          18%        $  2,005           18%          18%
1997...............     67           622,163           32           50            3,320           29           47
1998...............     50           452,856           23           73            2,738           24           71
1999...............     25           240,513           12           85            1,254           11           82
2000...............     18           147,241            8           93              875            8           90
2001...............      2           145,036            7          100            1,148           10          100
2002...............      0                 0            0          100                0            0          100
2003...............      1             2,889            0          100               43            0          100
2004...............      0                 0            0          100                0            0          100
2005 and
  thereafter.......      0                 0            0          100%               0            0          100%
                                                                   ===                                        ===
                       ---         ---------          ---                       -------          ---
Total..............    228         1,957,840          100%                     $ 11,383          100%
                       ===         =========          ===                       =======          ===



    HISTORICAL NON-INCREMENTAL REVENUE-GENERATING CAPITAL EXPENDITURES,

     TENANT IMPROVEMENTS AND LEASING COMMISSIONS FOR THE INDUSTRIAL PROPERTIES


     The following table summarizes the Company's tenant improvement and leasing commission expenditures incurred in the renewal or releasing of space in its then-owned industrial properties for each of the last four years.



                                                               YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------
                                                       1995        1994        1993        1992
                                                     --------     -------     -------     -------
Renewed or released space in square feet(1)........   122,861      18,282      36,828      13,028
Total expenditures.................................  $351,587     $37,403     $84,048     $86,297
Average cost per square foot.......................     $2.86       $2.05       $2.28       $6.62


- ---------------
(1) Includes only square footage with respect to which leasing commissions were paid or improvements were made in connection with the renewal or the releasing of space.


     The Company evaluated each Industrial Property and estimated the total amount of non-incremental revenue-generating capital expenditures to be incurred during the year ended December 31, 1996 at approximately $100,000. This amount represents approximately $0.05 per square foot, based on the existing Industrial Property square footage of approximately 2.1 million square feet.

     The Company plans to spend $1.6 million on capital expenditures in 1996 in connection with improvements to the eighteen Industrial Properties acquired in the period from September 1995 to December 1995. These expenditures will be capitalized as part of the purchase price. The Company does not expect to incur any further substantial capital expenditures in connection with the Industrial Properties.


     DESCRIPTION OF MAJOR INDUSTRIAL PROPERTIES

     3002 Dow Business Center and Dupont Industrial Center, two of the Company's major Industrial Properties, are described below.

     3002 Dow Business Center (Tustin, California)


     The Company acquired 3002 Dow Business Center in December 1995 for $11.5 million, or approximately $60 per rentable square foot. 3002 Dow Business Center is a five-building Industrial Property in Tustin, California, which is located in Orange County approximately 37 miles south of downtown Los Angeles. The Property is part of a 315-acre master-planned business park commonly known as the Irvine Industrial Complex -- Tustin, which is located in the southwestern section of Tustin at the border of the City of Irvine and lies one-half mile south of Interstate 5 and four miles north of Interstate 405, the two major north/south freeways in Southern California. Additionally, the Eastern Transportation Corridor, a 24-mile toll road that has secured its funding and is expected to be completed by late 1999, is planned to connect with Jamboree Boulevard at a location approximately one-quarter mile from the Property. The five buildings, constructed in two phases in 1987 and 1989, are painted concrete tilt-up structures containing approximately 192,215 rentable square feet. Two of the buildings comprise 20,960 rentable square feet each and the remaining buildings comprise 30,168, 33,361 and 86,676 rentable square feet, respectively. Approximately 50% of the rentable area has been built out as office space. There are 72 suites among the five buildings ranging in size from 1,560 rentable square feet to approximately 6,000 rentable square feet, accommodating small industrial and research and development tenants. Except for the ten suites that are fully-improved as office or research and development suites, each of the suites at the Property has roll-up doors and a main door servicing the industrial portion of each suite. The 12.48-acre site provides parking for 640 vehicles, or approximately 3.3 spaces per 1,000 rentable square feet.



     As of December 31, 1995, the Property was 83% occupied by 54 tenants with an average lease size of approximately 2,672 rentable square feet. Leases range from 466 to 8,464 rentable square feet and expire from 1996 to 2001. Annualized Base Rents as of December 31, 1995 range from $1,728 to $71,088. The average net effective rent per square foot at the end of 1995 was $8.88. The majority of the leases at this Property are triple net leases requiring the tenants to reimburse the Company for all normal operating expenses, real estate taxes and insurance costs. As of December 31, 1995, 53% of the leases also provide for periodic rent increases based on either a fixed percentage or dollar amount or an index such as the CPI.



     As of December 31, 1995, the largest tenant of 3002 Dow Business Center was Caltrans, which occupied approximately 8,536 rentable square feet, or 4% of the rentable square feet of the Property. As of December 31, 1995, this tenant had two leases, one expiring March 1996 and the other expiring November 1996. The tenant is currently holding over with respect to the lease which expired in March 1996, and the Company currently is actively marketing the space.

     The following table sets forth as of December 31, 1995 a schedule of lease expirations for 3002 Dow Business Center beginning January 1, 1996, assuming that none of the tenants exercise renewal options or termination rights.


                               LEASE EXPIRATIONS
                            3002 DOW BUSINESS CENTER


                                                      PERCENTAGE AND
                                                                                                 PERCENTAGE AND
                                                   CUMULATIVE PERCENTAGE
                                                  OF TOTAL LEASED SQUARE                      CUMULATIVE PERCENTAGE
                                                      FEET SUBJECT TO         ANNUALIZED     OF ANNUALIZED BASE RENT
                                   RENTABLE           EXPIRING LEASES         BASE RENT       UNDER EXPIRING LEASES
                    NUMBER OF     SQUARE FEET     -----------------------   UNDER EXPIRING   -----------------------
  YEAR OF LEASE      LEASES       SUBJECT TO                   CUMULATIVE       LEASES                    CUMULATIVE
    EXPIRATION      EXPIRING    EXPIRING LEASES   PERCENTAGE   PERCENTAGE   (IN THOUSANDS)   PERCENTAGE   PERCENTAGE
- ------------------  ---------   ---------------   ----------   ----------   --------------   ----------   ----------
1996..............      21           54,275            34%          34%         $  476            33%          33%
1997..............      21           50,101            31           65             457            32           65
1998..............       8           25,534            16           81             227            16           81
1999..............       3            7,372             5           86              64             4           85
2000..............       6           20,677            13           99             175            12           97
2001..............       1            2,336             1          100              35             3          100
2002..............       0                0             0          100               0             0          100
2003..............       0                0             0          100               0             0          100
2004..............       0                0             0          100               0             0          100
2005 and
  thereafter......       0                0             0          100%              0             0          100%
                        --                                         ===                                        ===
                                     ------           ---                       ------           ---
Total.............      60          160,295           100%                      $1,434           100%
                        ==           ======           ===                       ======           ===



     The current annual realty tax rate for 3002 Dow Business Center is approximately $1.02 per $100 of assessed value. The total annual tax on the current assessed value of $13,925,184 at this rate for 1995 is $205,352. Included in this amount are direct assessments of approximately $6,638 and annual Mello-Roos bond assessments of approximately $56,677.


     Dupont Industrial Center (Ontario, California).


     The Company acquired Dupont Industrial Center in May 1994 for $9.75 million, or approximately $22 per rentable square foot. Dupont Industrial Center is located in Ontario, California within the California Commerce Center, an industrial development near the Interstate 10 and Interstate 15 interchange in the Inland Empire West submarket of Los Angeles approximately 80 miles southeast of downtown Los Angeles. This location provides convenient access to nearby Ontario International Airport and is a strategic location for ground transportation into the Los Angeles basin. The Property, which was constructed in 1989, comprises 451,192 rentable square feet and is the largest of the Company's Properties based upon rentable square footage. The Property includes three industrial buildings: Building A, which has 103,491 square feet divisible to 6,960 square feet with 20-foot vertical clearance; Building B, which has 164,457 square feet divisible to 15,696 square feet with 24-foot vertical clearance; and Building C, which has 183,244 square feet divisible to 30,000 square feet with 26-foot vertical clearance. Approximately 5% of the rentable area has been built out as office space. The 19.9-acre site provides ample space for truck staging and parking spaces for 735 cars, or 1.6 parking spaces per 1,000 rentable square feet. Uses at the Property range from light manufacturing to heavy bulk distribution/warehousing. There are 56 dock-high and 25 grade-level loading doors.



     As of December 31, 1995, 100% of the rentable square footage of Dupont Industrial Center was occupied by 17 tenants, with an average lease size of approximately 26,541 rentable square feet and lease terms ranging from one to seven years. The average occupancy rate for the period from the Company's purchase of the Property through the end of 1995 was 96%. The average net effective rents per square foot at the end of 1994 and 1995 for this Property were $3.13 and $3.17, respectively. Most of the leases at the Property require tenants to reimburse the Company for all normal operating expenses, real estate taxes and insurance costs or in some cases a portion of these costs above fixed amounts. However, some of the leases are "gross" leases in which predetermined expense reimbursements have been factored into the base rents. The leases also provide for periodic rent increases based on either a fixed percentage or dollar amount or an index, such as the CPI.


     As of December 31, 1995, the largest tenant of Dupont Industrial Center was Ben Franklin Retail Stores, Inc., which occupied approximately 183,244 square feet or 41% of the rentable square feet of the Property. This tenant's lease expires in March 1997. The Company currently is actively negotiating to renew the lease and marketing the space. No other tenant occupied 10% or more of the rentable square footage of this Property as of December 31, 1995.



     The following table sets forth as of December 31, 1995 a schedule of lease expirations for Dupont Industrial Center beginning January 1, 1996, assuming that none of the tenants exercise renewal options or termination rights.


                               LEASE EXPIRATIONS

                            DUPONT INDUSTRIAL CENTER



                                                             PERCENTAGE AND                              PERCENTAGE AND
                                                               CUMULATIVE                                  CUMULATIVE
                                                              PERCENTAGE OF                               PERCENTAGE OF
                                                              TOTAL LEASED                                 ANNUALIZED
                                                           SQUARE FEET SUBJECT       ANNUALIZED          BASE RENT UNDER
                                          RENTABLE         TO EXPIRING LEASES      BASE RENT UNDER       EXPIRING LEASES
                           NUMBER OF     SQUARE FEET     -----------------------      EXPIRING       -----------------------
      YEAR OF LEASE         LEASES       SUBJECT TO                   CUMULATIVE       LEASES                     CUMULATIVE
       EXPIRATION          EXPIRING    EXPIRING LEASES   PERCENTAGE   PERCENTAGE   (IN THOUSANDS)    PERCENTAGE   PERCENTAGE
- -------------------------  ---------   ---------------   ----------   ----------   ---------------   ----------   ----------
1996.....................       6          101,137            22%          22%         $   370            26%          26%
1997.....................       4          232,916            52           74              670            47           73
1998.....................       4           49,171            11           85              185            13           86
1999.....................       2           47,088            10           95              143            10           96
2000.....................       1           20,880             5          100               63             4          100
2001.....................       0                0             0          100                0             0          100
2002.....................       0                0             0          100                0             0          100
2003.....................       0                0             0          100                0             0          100
2004.....................       0                0             0          100                0             0          100
2005 and thereafter......       0                0             0          100%               0             0          100%
                               --                                         ===                                         ===
                                           -------           ---                        ------           ---
Total....................      17          451,192           100%                      $ 1,431           100%
                               ==          =======           ===                        ======           ===



     The current annual realty tax rate for Dupont Industrial Center is approximately $1.01 per $100 of assessed value. The total annual tax on the current assessed value of $9,866,025 at this rate for 1995 is $212,254. Included in this amount are direct assessments of $112,607.


THE SUBURBAN OFFICE PROPERTIES


     The Company's five Suburban Office Properties aggregate approximately 424,000 rentable square feet. The Suburban Office Properties are mid-rise buildings that have relatively narrow bay depths for easy divisibility enabling the Company to serve a wide array of tenants and to accommodate their expansion, contraction and/or space re-engineering needs. As of December 31, 1995, the Suburban Office Properties were approximately 96% occupied and the average lease in the Suburban Office Properties was for approximately 5,357 rentable square feet. All of the Suburban Office Properties have adequate on-site parking. Two of the five Suburban Office Properties have been constructed during the last five years. The Village Green office complex where the Company's headquarters are located is twelve years old.



     Leases for the Suburban Office Properties have lease terms ranging from one to ten years and do not contain purchase options. Office tenants occupying 25% or more of a building typically have leases with initial terms of five years or more. The office leases generally require tenants to reimburse the Company for all normal operating expenses, real estate taxes and insurance costs above fixed or tenant base year amounts. Some of the office leases also provide for periodic rent increases that are either a fixed percentage or dollar amount or based on an index, such as the CPI. Renewal provisions typically provide for renewal rents to be at or near market rates; in some cases, the renewal rent may be less than the most recent rent in effect under the lease.

     LEASE EXPIRATIONS FOR THE SUBURBAN OFFICE PROPERTIES


     The following table sets forth as of December 31, 1995 the scheduled lease expirations of all leases for the Suburban Office Properties beginning January 1, 1996, assuming that none of the tenants exercise renewal options or termination rights.



                                                             PERCENTAGE AND                              PERCENTAGE AND
                                                               CUMULATIVE                                  CUMULATIVE
                                                              PERCENTAGE OF                               PERCENTAGE OF
                                                              TOTAL LEASED                                 ANNUALIZED
                                                           SQUARE FEET SUBJECT       ANNUALIZED          BASE RENT UNDER
                                          RENTABLE         TO EXPIRING LEASES      BASE RENT UNDER       EXPIRING LEASES
                           NUMBER OF     SQUARE FEET     -----------------------      EXPIRING       -----------------------
      YEAR OF LEASE         LEASES       SUBJECT TO                   CUMULATIVE       LEASES                     CUMULATIVE
       EXPIRATION          EXPIRING    EXPIRING LEASES   PERCENTAGE   PERCENTAGE   (IN THOUSANDS)    PERCENTAGE   PERCENTAGE
- -------------------------  ---------   ---------------   ----------   ----------   ---------------   ----------   ----------
1996.....................      18           29,836             8%           8%         $   505             8%           8%
1997.....................      16           91,011            22           30            1,361            21           29
1998.....................      16           73,361            18           48            1,106            17           46
1999.....................       7           82,698            20           68            1,058            17           63
2000.....................      11           50,429            12           80            1,048            16           79
2001.....................       3           45,920            11           91              656            10           89
2002.....................       2           17,540             4           95              391             6           95
2003.....................       1            7,390             2           97              115             2           97
2004.....................       1            2,770             1           98               27             1           98
2005 and thereafter......       2            6,191             2          100%              95             2          100%
                               --                                         ===                                         ===
                                           -------           ---                        ------           ---
Total....................      77          407,146           100%                      $ 6,362           100%
                               ==          =======           ===                        ======           ===



    HISTORICAL NON-INCREMENTAL REVENUE-GENERATING CAPITAL EXPENDITURES,

     TENANT IMPROVEMENTS AND LEASING COMMISSIONS FOR THE SUBURBAN OFFICE PROPERTIES


     The following table summarizes the Company's tenant improvement and leasing commission expenditures incurred in the renewal or releasing of space in its then-owned suburban office properties for each of the last four years. None of the currently owned Suburban Office Properties was owned prior to August 1993.



                                                             YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------
                                                  1995         1994         1993          1992
                                                --------     --------     --------     ----------
Renewed or released space in square feet(1)...    34,488       42,975      151,854        229,020
Total expenditures............................  $234,105     $156,321     $907,410     $1,079,048
Average cost per square foot..................     $6.79        $3.64        $5.98          $4.71


- ---------------
(1) Includes only square footage with respect to which leasing commissions were paid or improvements were made in connection with the renewal or the releasing of space.


     The Company evaluated each Suburban Office Property and estimated the total amount of non-incremental revenue-generating capital expenditures to be incurred during the year ended December 31, 1996 at approximately $150,000. This amount represents approximately $0.35 per square foot, based on the existing Suburban Office Property square footage of approximately 424,000 square feet.


     The Company plans to spend $100,000 on capital expenditures in 1996 in connection with improvements to 6600 College Boulevard, the Suburban Office Property acquired in October 1995. These expenditures will be capitalized as part of the purchase price. The Company does not expect to incur any further substantial capital expenditures in connection with the Suburban Office Properties.

     DESCRIPTION OF MAJOR SUBURBAN OFFICE PROPERTIES

     Mariner Court, 1000 Town Center Drive and Woodlands II, three of the Company's major Suburban Office Properties, are described below.

     Mariner Court (Torrance, California)

     Mariner Court is located in the Torrance Business Park at the northwest corner of Del Amo Boulevard and Mariner Avenue in Torrance, California, approximately 26 miles southwest of downtown Los Angeles. The Property, which was constructed in 1989, consists of a three-story, approximately 105,436 square foot office building situated on a 4.7-acre parcel and provides parking spaces for 368 cars, or approximately 3.5 spaces per 1,000 rentable square feet. The Property accommodates small office users who reside in nearby residential beach and coastal communities, such as Palos Verdes, Rolling Hills and Redondo Beach, and users requiring convenient freeway access to Los Angeles International Airport as well as the Port of Long Beach.


     As of December 31, 1995, 98% of the rentable square footage in Mariner Court was occupied by 35 tenants, and the average lease size at the Property was approximately 2,700 rentable square feet. Leases at Mariner Court have terms ranging from one to ten years and do not contain purchase options. The leases generally require tenants to reimburse the Company for all normal operating expenses, real estate taxes and insurance costs above fixed or tenant base year amounts. The leases also generally provide for periodic rent increases based on either a fixed percentage or dollar amount or an index, such as the CPI. The average net effective rents per square foot at the end of 1994 and 1995 for this Property were $19.32 and $17.67, respectively.



     The largest tenant of Mariner Court as of December 31, 1995 was Dodge, Warren & Peters, an insurance firm, which occupied approximately 13,615 square feet or 13% of the rentable square feet of the Property. The lease with respect to this tenant expires in December 2002. No other tenant occupied 10% or more of the rentable square footage of this Property as of December 31, 1995.



     The following table sets forth as of December 31, 1995 a schedule of lease expirations for Mariner Court beginning January 1, 1996, assuming that none of the tenants exercise renewal options or termination rights.


                               LEASE EXPIRATIONS
                                 MARINER COURT


                                                      PERCENTAGE AND
                                                                                                 PERCENTAGE AND
                                                   CUMULATIVE PERCENTAGE
                                                  OF TOTAL LEASED SQUARE                      CUMULATIVE PERCENTAGE
                                                      FEET SUBJECT TO         ANNUALIZED     OF ANNUALIZED BASE RENT
                                   RENTABLE           EXPIRING LEASES         BASE RENT       UNDER EXPIRING LEASES
                    NUMBER OF     SQUARE FEET     -----------------------   UNDER EXPIRING   -----------------------
  YEAR OF LEASE      LEASES       SUBJECT TO                   CUMULATIVE       LEASES                    CUMULATIVE
    EXPIRATION      EXPIRING    EXPIRING LEASES   PERCENTAGE   PERCENTAGE   (IN THOUSANDS)   PERCENTAGE   PERCENTAGE
- ------------------  ---------   ---------------   ----------   ----------   --------------   ----------   ----------
1996..............       9           15,030            15%          15%         $  259            14%          14%
1997..............       8           19,890            19           34             378            21           35
1998..............      11           33,752            33           67             524            29           64
1999..............       3            4,458             4           71              71             4           68
2000..............       5           12,114            12           83             192            11           79
2001..............       1            3,734             4           87              31             2           81
2002..............       1           13,615            13          100             335            19          100
2003..............       0                0             0          100               0             0          100
2004..............       0                0             0          100               0             0          100
2005 and
  thereafter......       0                0             0          100%              0             0          100%
                        --                                         ===                                        ===
                                     ------           ---                       ------           ---
Total.............      38          102,593           100%                      $1,790           100%
                        ==           ======           ===                       ======           ===

     The current annual realty tax rate including direct assessments for Mariner Court is $1.00 per $100 of assessed value. The total annual tax on the current assessed value of $7,680,321 at this rate for 1995 is $87,834. Included in this amount are direct assessments of $11,031.


     1000 Town Center Drive (Oxnard, California)


     This Property is located adjacent to the intersection of the Pacific Coast Highway (California Highway 1) and the Ventura Freeway (California Highway 101) in Oxnard, California, approximately 70 miles northwest of downtown Los Angeles. Constructed in 1990, the Property consists of a six-story office building with approximately 107,698 rentable square feet. The Company believes that the building's modern design and visibility from the highway are distinct marketing advantages. The 5.5-acre site provides parking spaces for 432 cars, or 4 spaces per 1,000 rentable square feet.



     As of December 31, 1995, approximately 93% of the rentable square footage of 1000 Town Center Drive was occupied by 10 tenants and the average lease size at the Property was approximately 9,106 rentable square feet. The average occupancy rates for 1994 and 1995 were 98% and 97%, respectively. Leases at 1000 Town Center Drive have terms ranging from three to ten years. The leases require tenants to reimburse the Company for all normal operating expenses, real estate taxes and insurance costs above fixed or tenant base year amounts. The leases also generally provide for periodic rent increases based on either a fixed percentage or dollar amount or an index, such as the CPI. The average net effective rents per square foot at the end of 1994 and 1995 for this Property were $17.11 and $17.66, respectively.



     The largest tenant of 1000 Town Center Drive as of December 31, 1995 was Kinko's Service Corporation, which occupied approximately 45,119 square feet or 42% of the rentable square feet of the Property. Kinko's Service Corporation provides photocopying and printing services. As of December 31, 1995, Nordman, Cormany, Hair & Compton, a law firm, occupied approximately 29,837 square feet or 28% of the rentable square feet of the Property. No other tenant occupied 10% or more of the rentable square footage of this Property as of December 31, 1995.



     The following table sets forth as of December 31, 1995 a schedule of lease expirations for 1000 Town Center Drive beginning January 1, 1996, assuming that none of the tenants exercise renewal options or termination rights.


                               LEASE EXPIRATIONS
                             1000 TOWN CENTER DRIVE


                                                      PERCENTAGE AND
                                                                                                 PERCENTAGE AND
                                                   CUMULATIVE PERCENTAGE
                                                  OF TOTAL LEASED SQUARE                      CUMULATIVE PERCENTAGE
                                                      FEET SUBJECT TO         ANNUALIZED     OF ANNUALIZED BASE RENT
                                   RENTABLE           EXPIRING LEASES         BASE RENT       UNDER EXPIRING LEASES
                    NUMBER OF     SQUARE FEET     -----------------------   UNDER EXPIRING   -----------------------
  YEAR OF LEASE      LEASES       SUBJECT TO                   CUMULATIVE       LEASES                    CUMULATIVE
    EXPIRATION      EXPIRING    EXPIRING LEASES   PERCENTAGE   PERCENTAGE   (IN THOUSANDS)   PERCENTAGE   PERCENTAGE
- ------------------  ---------   ---------------   ----------   ----------   --------------   ----------   ----------
1996..............       0                0             0%           0%         $    0             0%           0%
1997..............       1            2,637             3            3              46             3            3
1998..............       0                0             0            3               0             0            3
1999..............       2           10,174            10           13             158             9           12
2000..............       4           35,012            35           48             798            45           57
2001..............       2           42,186            42           90             625            35           92
2002..............       0                0             0           90               0             0           92
2003..............       1            7,390             7           97             115             6           98
2004..............       1            2,770             3          100              27             2          100
2005 and
  thereafter......       0                0             0          100%              0             0          100%
                        --                                         ===                                        ===
                                     ------           ---                       ------           ---
Total.............      11          100,169           100%                      $1,769           100%
                        ==           ======           ===                       ======           ===

     The current annual realty tax rate for 1000 Town Center Drive is $1.045 per $100 of assessed value. The total annual tax on the current assessed value of $5,946,260 at this rate for 1995 is $170,058. Included in this amount are direct assessments of $107,916.


     Woodlands II (Salt Lake City, Utah)


     This Property is situated at the intersection of 4000 South and 700 East, a major north-south thoroughfare, approximately seven miles southwest of downtown Salt Lake City, Utah. The Property consists of a six-story, approximately 106,084 rentable square foot office building and an adjacent 8,268 square foot single-story retail building, both of which were constructed in 1990. Woodlands II is the second phase of the 15-acre Woodlands Business Park planned office/retail development, which currently has a total of 267,000 square feet of office/retail space and 1,273 parking spaces, or approximately 4.8 spaces per 1,000 rentable square feet in the business park.



     As of December 31, 1995, approximately 95% of the rentable square footage in Woodlands II was occupied by 11 tenants, and the average lease size at the Property was approximately 9,843 rentable square feet. The average occupancy rates for 1994 and 1995 were 97% and 98%, respectively. Leases at the Property have terms ranging from three to seven years. The office leases generally require tenants to reimburse the Company for all normal operating expenses, real estate taxes and insurance costs above fixed or tenant base year amounts. The retail leases generally require tenants to reimburse the Company for all normal operating expenses, real estate taxes and insurance costs. The leases also generally provide for periodic rent increases based on either a fixed percentage or dollar amount or an index, such as the CPI. The average net effective rents per square foot at the end of 1994 and 1995 for this Property were $14.47 and $14.25, respectively.



     As of December 31, 1995, the two largest tenants at the Property were CompHealth CHS, Inc., a health care consulting company, and Principal Mutual Life Insurance, which occupied approximately 37% and 20%, respectively, of the Property's rentable square feet. The leases with respect to these two tenants expire in February 1997 and January 1998, respectively. No other tenant occupied 10% or more of the rentable square footage of this Property as of December 31, 1995.



     The following table sets forth as of December 31, 1995 a schedule of lease expirations for Woodlands II beginning January 1, 1996, assuming that none of the tenants exercise renewal options or termination rights.


                               LEASE EXPIRATIONS
                                  WOODLANDS II


                                                     PERCENTAGE AND                              PERCENTAGE AND
                                                       CUMULATIVE                                  CUMULATIVE
                                                      PERCENTAGE OF                               PERCENTAGE OF
                                                      TOTAL LEASED                                 ANNUALIZED
                                                   SQUARE FEET SUBJECT       ANNUALIZED          BASE RENT UNDER
                                  RENTABLE         TO EXPIRING LEASES      BASE RENT UNDER       EXPIRING LEASES
                   NUMBER OF     SQUARE FEET     -----------------------      EXPIRING       -----------------------
  YEAR OF LEASE     LEASES       SUBJECT TO                   CUMULATIVE       LEASES                     CUMULATIVE
   EXPIRATION      EXPIRING    EXPIRING LEASES   PERCENTAGE   PERCENTAGE   (IN THOUSANDS)    PERCENTAGE   PERCENTAGE
- -----------------  ---------   ---------------   ----------   ----------   ---------------   ----------   ----------
1996.............       1            3,641             3%           3%         $    51             3%           3%
1997.............       4           57,110            53           56              788            51           54
1998.............       3           35,311            33           89              511            33           87
1999.............       1            5,625             5           94               93             6           93
2000.............       1            2,661             2           96               44             3           96
2001.............       0                0             0           96                0             0           96
2002.............       1            3,925             4          100               56             4          100
2003.............       0                0             0          100                0             0          100
2004.............       0                0             0          100                0             0          100
2005 and
  thereafter.....       0                0             0          100%               0             0          100%
                       --                                         ===                                         ===
                                   -------           ---                        ------           ---
     Total.......      11          108,273           100%                      $ 1,543           100%
                       ==          =======           ===                        ======           ===

     The current annual realty tax rate, including direct assessments, for the Property is approximately $1.43 per $100 of assessed value. The total annual tax on the current assessed value of $7,832,440 at this rate for 1995 is $111,842. Included in this amount are direct assessments of $81.


DEVELOPMENT


     During 1995, the Company commenced the development of a 3.1-acre parcel located on the Company's Milpitas Town Center property in Milpitas, California. The property, which was developed on an unleased ("speculative") basis, consists of a single-story research and development facility with approximately 45,090 rentable square feet. Fujitsu PC Corporation recently signed a five-year lease commencing on May 1, 1996 to occupy 100% of the facility's rentable square feet, which will serve as the U.S. headquarters for Fujitsu Ltd.'s laptop computer company. Upon completion of construction, the Company expects the unleveraged annual return on total project costs of approximately $3.4 million (computed as annualized property NOI from the date the lease was signed divided by total project costs) to be 12.6%. The Company's management team has experience in all phases of the development process, including market analysis, site selection, zoning, design, pre-development leasing, construction and permanent financing and construction management. When appropriate and subject to the limitations in the Credit Facility, the Company will consider the development of new industrial and suburban office properties.


EMPLOYEES


     As of December 31, 1995, the Company had eighteen full-time employees and one part-time employee. See "Certain Relationships and Related
Transactions -- Funding of Acquisition and Financing Costs." The Company has hired a nineteenth employee, who will commence employment with the Company on April 1, 1996. The Company believes that relations with its employees are good.


INSURANCE


     The Company currently carries general liability coverage with primary limits of $1 million per occurrence and $2 million in the aggregate, as well as a $10 million umbrella liability policy. The Company carries property insurance on a replacement value basis covering both the cost of direct physical damage and the loss of rental income. Separate flood and earthquake insurance is provided with an annual aggregate limit of $10 million, subject to varying deductibles of 7.5% to 25% of total insurable value per building with respect to earthquake coverage. Certain types of losses, however (such as losses due to acts of war, nuclear accidents or pollution), may be either uninsurable or not economically insurable. Likewise, certain losses could exceed the limits of the Company's insurance policies or could cause the Company to bear a substantial portion of those losses due to deductibles under those policies. Should an uninsured loss occur, the Company could lose both its invested capital in, and anticipated cash flow from, the property and would continue to be obligated to repay any outstanding indebtedness incurred to acquire such property. In addition, a majority of the Properties are located in areas that are subject to earthquake activity. Although the Company has obtained earthquake insurance policies for all of its Properties, should one or more Properties sustain damage as a result of an earthquake, the Company may incur substantial losses up to the amount of the deductible under its earthquake policy and, additionally, to the extent that the damage exceeds the policy's maximum coverage. See "Risk
Factors -- Risks Inherent in Real Estate Investments -- Effect of Uninsured Loss." The Company also has obtained owner's title insurance policies for each of the Properties; however, the title insurance may be in an amount less than the current market value of certain of the Properties. If a title defect results in a loss that exceeds insured limits, the Company could lose all or part of its investment in, and anticipated gains (if any) from, such Property. Management believes that each of the Properties is adequately covered by the Company's insurance policies. See "Risk Factors -- Risks Inherent in Real Estate Investments -- Effect of Uninsured Loss."


THE CREDIT FACILITY

     The Credit Facility permits borrowings and letters of credit in an aggregate principal amount of up to $60 million to be outstanding at any one time, subject to limitations as described below. Outstanding loans under the Credit Facility bear interest at a floating rate equal to either the lender's published "reference rate" plus .50% or its "offshore rate" (similar to LIBOR) plus 2.25%. As of March 29, 1996, the Credit Facility had an outstanding principal balance of $30,416,000 and an outstanding letter of credit totalling $3,000,000. See "Use of Proceeds."



     The Company's ability to borrow under the Credit Facility is limited to an amount (the "Borrowing Base") equal to the lesser of (i) a specified percentage of the appraised value of the Properties which have been pledged as collateral under the facility and (ii) an amount calculated quarterly by reference to net operating income (as defined in the Credit Facility) derived from Properties pledged as collateral under the Credit Facility. In addition, the Credit Facility provides that the available credit limit thereunder (currently $60 million) will decrease monthly, pursuant to a specified amortization formula, commencing on September 1, 1997. To the extent that the Borrowing Base falls to a level which is below the amount of debt and letters of credit outstanding under the Credit Facility or borrowings and letters of credit outstanding under the Credit Facility exceed the reduced credit limit, the Company is required to reduce borrowings in the amount of excess debt and deliver cash collateral in the amount of excess letters of credit. See "Risk Factors -- Risks of Debt Financing."



     The Company is required to apply the proceeds from the sale or other disposition of properties pledged as collateral or from any casualty or condemnation of properties pledged as collateral to repay borrowings under the Credit Facility in amounts calculated pursuant to formulas set forth in the Credit Facility. The Company also is required to apply the net proceeds from the incurrence of any indebtedness to repay borrowings outstanding under the Credit Facility.


     Borrowings under the Credit Facility may be used by the Company (i) to finance acquisitions of real property, portfolios of real properties and capital stock of real estate companies, (ii) subject to certain limitations, to pay for tenant improvements, leasing commissions and deferred maintenance expenses with respect to such acquired properties and (iii) subject to certain limitations, to pay expenses of the Company and to pay dividends to the Company's stockholders. If the Company borrows under the Credit Facility to purchase a property and wishes to borrow under the Credit Facility to fund tenant improvements, leasing commissions and deferred maintenance expenses in respect of such property, the Company must deliver a budget of proposed tenant improvements, leasing commissions and deferred maintenance expenses to be paid in connection with such property. Until such improvements, commissions and expenses have been paid, either through borrowings under the Credit Facility or otherwise, the amount of borrowings available under the Credit Facility is reduced by the amount budgeted.


     The Credit Facility is secured by mortgages on 23 Properties (which Properties collectively accounted for approximately 81% of the Company's Annualized Base Rent as of December 31, 1995), together with the rental proceeds from such Properties. As of December 31, 1995, these Properties comprised approximately 76% of the Company's total assets. Before a new property can be pledged as collateral under the Credit Facility and added to the Company's Borrowing Base, potentially increasing its effective credit availability, the Property must be approved by the lender thereunder.



     The Credit Facility contains various restrictive covenants which include, among other things, a minimum ratio of cash flow to debt service, a maximum ratio of debt to tangible net worth and limitations on liens, mortgages, the purchase of undeveloped land, certain indebtedness, partnership and joint venture activities and a restriction on making loans and investments. The Credit Facility limits quarterly dividends to 90% of average Funds From Operations for the immediately preceding two fiscal quarters; however, the lender has agreed to waive this limitation for the second, third and fourth quarters of 1996 to take into account the effect of the Offering. The Credit Facility permits the Company and its subsidiaries to engage in the business of real estate development, but the Company may develop only "build to suit" projects involving at any one-time aggregate construction costs of $10 million or less; however, the lender under the Credit Facility has consented to the Company's development, on an unleased ("speculative") basis, of a 3.1-acre parcel adjacent to the Company's Milpitas Town Center property.


     Amounts outstanding under the Credit Facility must be repaid in full on September 1, 1998 and no letter of credit may have an expiration date later than February 1, 1998. The Company does not anticipate that cash flow from operations will be sufficient to enable it to repay amounts outstanding under the Credit Facility when they become due at maturity. As a result, the Company's ability to make such payment will depend on its ability to refinance or extend the Credit Facility or to raise funds through the sale of equity securities or properties. There can be no assurance that the Company will be able to do so and the failure by the Company to repay borrowings outstanding under the Credit Facility when due would likely have the consequences described above under "Risk Factors -- Risks of Debt Financing."



     The Company and the lender under the Credit Facility have agreed, in principle, to amend the Credit Facility, subject to the final approval of the lender and negotiation of definitive documentation, to increase the commitment from $60 million to $100 million, extend the term and reduce the interest rates thereunder. The Company expects that the amended Credit Facility will be secured by mortgages on some or all of its currently unencumbered Properties and some or all of its future property acquisitions. The foregoing amendment to the Credit Facility will be conditioned upon, among other things, the receipt by the Company of net proceeds of at least $45 million from the Offering. There can be no assurance that the Company will enter into this amendment to the Credit Facility on these terms, or at all.



1996 MORTGAGE LOANS



     In March 1996, the Company obtained the 1996 Mortgage Loans in the aggregate principal amount of $20.2 million, which bear interest at a rate of 7.02% per annum and mature in 2003. The 1996 Mortgage Loans are secured by mortgages on three Properties (two of which previously were pledged as collateral under the Credit Facility) accounting collectively for 24% of the Company's Annualized Base Rent as of December 31, 1995 and comprising 21% of the Company's total assets as of that date. The Company also has a loan commitment for an additional $4.8 million mortgage loan to be funded in April or May 1996. This mortgage loan is subject to completion of the lender's due diligence and as a result, there can be no assurance that the loan will be made. See "Risk Factors -- Risks of Debt Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


CERTAIN PROPERTY TAX INFORMATION

     The aggregate real estate property tax obligations paid by the Company (with or without tenant reimbursement) for the calendar year 1995 were approximately $1.0 million. Substantially all leases contain provisions requiring tenants to pay as additional rent their proportionate share of any real estate taxes or increases (in conjunction with other normal operating expenses) over base amounts.

                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

     The following is a discussion of certain investment, financing and other policies of the Company. These policies have been determined by the Company's Board of Directors and may be amended or revised from time to time without a vote of the stockholders and in the discretion of the Board of Directors, except that changes in certain policies with respect to conflicts of interest must be consistent with legal requirements.

INVESTMENT POLICIES

     -  INVESTMENTS IN REAL ESTATE OR INTERESTS IN REAL ESTATE.

     The investment objectives of the Company are to increase cash flow and asset value by actively managing the Properties and by acquiring and developing additional properties that, either as acquired or after improved management and leasing activities, will produce additional cash flow. The Company's policy is to acquire and develop properties primarily to generate current income and long-term appreciation.

     The Company expects to continue its acquisition and development activities primarily in the Western United States. The Company may, however, acquire or develop properties elsewhere at the discretion of the Board of Directors. The Company expects to invest principally in suburban office and industrial properties, although future investments are not limited by property type and the Company has set no limit on the amount or percentage of its assets invested in one property type.

     The Company may develop, purchase or lease income-producing properties, expand and improve the properties owned, or sell such properties, in whole or in part, when circumstances warrant. The Company expects that its development activities will typically be undertaken on a build-to-suit basis for a particular tenant, or when a significant portion of the building is pre-leased before construction commences. The Company may also participate with other entities in property ownership through joint ventures or other types of co-ownership. Equity investments may be subject to existing or future mortgage financing and other indebtedness that will have a priority over the equity interests of the Company.

     - SECURITIES OF, OR INTERESTS IN, ENTITIES PRIMARILY ENGAGED IN REAL ESTATE ACTIVITIES.

     Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, the Company may also invest in securities of other REITS, other entities engaged in real estate activities or securities of other issuers. The Company may also enter into joint ventures or partnerships for the purpose of obtaining an equity interest in a particular property in accordance with the Company's other investment policies. The Company does not currently intend to invest in the securities of other issuers except in connection with acquisitions of indirect interests in properties. Investments in these securities are also subject to the Company's policy not to be treated as an investment company under the Investment Act of 1940, as amended.

     -  INVESTMENTS IN REAL ESTATE MORTGAGES.

     While the Company will emphasize equity real estate investments, the Company may, in its discretion, invest in mortgages and other real estate interests consistent with its qualification as a REIT. The Company does not presently intend to invest to any significant extent in mortgages or deeds of trust, but may invest in participating or convertible mortgages if the Company concludes that it may benefit from the cash flow or any appreciation in the value of the property.

FINANCING POLICIES


     As of February 29, 1996, the Company's ratio of total consolidated indebtedness to Total Market Capitalization, as adjusted to reflect the Offering, the 1996 Mortgage Loans and the acquisition of the property in Laguna Hills, California as if such transactions had been consummated on that date, would have been approximately 14%. The debt-to-Total Market Capitalization ratio, which is based upon both the market value of the outstanding shares of Common Stock on a fully diluted basis and the outstanding balance of the Convertible Preferred Stock, will fluctuate with changes in the price of the Common Stock (and the issuance of additional Common Stock or shares of preferred stock, if any) and differs from the debt-to-book capitalization ratio, which is based upon book values. A company's debt-to-book capitalization ratio may not reflect the current income potential of its assets and operations, and the Company believes that a debt-to-Total Market Capitalization ratio is customary in the REIT industry and provides a more appropriate indication of leverage for a company whose assets are primarily income-producing real estate.


     The Company currently has a policy of limiting its total consolidated indebtedness to no more than 50% of its Total Market Capitalization. The Company's Articles of Incorporation and Bylaws do not, however, limit the amount or percentage of indebtedness that the Company may incur. In addition, the Company may from time to time modify its debt policy in light of current economic conditions, relative costs of debt and equity capital, market values of its properties, general conditions in the market for debt and equity securities, fluctuations in the market price of Common Stock, growth opportunities, REIT qualification requirements and other factors. Accordingly, the Company may increase or decrease its debt-to-Total Market Capitalization ratio beyond the limits described above.


     To the extent that the Board of Directors decides to obtain additional capital, the Company may raise such capital through additional equity offerings, debt financings or retention of Funds From Operations (subject to REIT distribution requirements), or a combination of these methods. Borrowings may be unsecured or may be secured by any or all of the assets of the Company and may have full or limited recourse to all or any portion of the assets of the Company. Indebtedness incurred by the Company or its affiliates may be in the form of bank borrowings, purchase money obligations to sellers of properties, publicly or privately placed debt instruments or financing from institutional investors or other lenders. The proceeds from any borrowings by the Company may be used for working capital, to refinance existing indebtedness or to finance acquisitions, expansions or the development of new properties, and for the payment of distributions. Other than restrictions that may be imposed by lenders from time to time in connection with outstanding indebtedness, the Company has not established limits on the number or amount of mortgages that may be placed on any single property or on its portfolio as a whole.

CONFLICT OF INTEREST POLICIES

     The Company has adopted a policy that, without the approval of a majority of the Company's disinterested directors, it will not (i) acquire from or sell to any director, officer of employee of the Company, or any entity in which a director, officer or employee of the Company beneficially owns more than a 1% interest, or acquire from or sell to any affiliate of any of the foregoing, any of the assets or other property of the Company, (ii) make any loan to or borrow from any of the foregoing persons or (iii) engage in any other transaction with any of the foregoing persons.

     Pursuant to Maryland law, each director will be subject to restrictions on misappropriation of corporate opportunities to himself or his affiliates. In addition, under Maryland law, a contract or other transaction between the Company and a Director or between the Company and any other corporation or other entity in which a Director is a director or has a material financial interest is not void or voidable solely on the grounds of such interest, the presence of such Director at the meeting at which the contract or transaction is approved or such Director's vote in favor thereof if (a) the transaction or contract is approved or ratified, after disclosure of the common directorship or interest, by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, or by a majority of the votes cast by disinterested stockholders, or (b) the transaction or contract is fair and reasonable to the Company.

POLICIES WITH RESPECT TO OTHER ACTIVITIES

     The Company has authority to offer Common Stock, Preferred Stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire its Common Stock or other securities in the open market or otherwise and may engage in such activities in the future. The Company may issue Preferred Stock from time to time, in one or more series, as authorized by the Board of Directors without the need for stockholder approval, except that it may not authorize, create or increase the authorized amount of any class or series of equity securities that ranks equal or senior to the Convertible Preferred Stock with respect to the payments of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of a majority of the outstanding shares of Convertible Preferred Stock, voting together as a single class. At all times, the Company intends to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code (or the Treasury Regulations), the Board of Directors determines that it is no longer in the best interest of the Company to qualify as a REIT. The Company's policies with respect to such activities may be reviewed and modified or amended from time to time by the Company's Board of Directors without a vote of the stockholders.

                                   MANAGEMENT


     The following table sets forth certain information concerning the Company's Directors and senior officers. Officers of the Company serve at the discretion of the Board of Directors, subject, in the case of Mr. Bedford, to the terms of an employment agreement. See "Certain Relationships and Related Transactions -- Employment Agreement." In addition to the Company's senior officers, eighteen full-time employees and one part-time employee assist with the management of the Company's day-to-day operations. The following table also sets forth information concerning Robert E. Pester, Vice President of Acquisitions of Bedford Acquisitions, Inc. See "Certain Relationships and Related
Transactions -- Funding of Acquisition and Financing Costs."



                NAME                   AGE                            POSITION
- -------------------------------------  ---     ------------------------------------------------------
Peter B. Bedford.....................  57      Chairman of the Board and Chief Executive Officer
Donald A. Lorenz.....................  46      Executive Vice President and Chief Financial Officer
James R. Moore.......................  55      Vice President of Property/Asset Management
Robert E. Pester.....................  38      Vice President of Acquisitions (Bedford Acquisitions)
Hanh Kihara..........................  48      Controller
Claude M. Ballard....................  65      Director
Anthony Downs........................  64      Director
Thomas G. Eastman....................  49      Director
Anthony M. Frank.....................  63      Director
Thomas H. Nolan, Jr. ................  38      Director
Martin I. Zankel.....................  61      Director



     Mr. Bedford has been Chairman of the Board since May 1992 and Chief Executive Officer since November 1992. He has served as a Director of the Company since February 1991. Mr. Bedford has been engaged in the commercial real estate business, primarily in the Western United States, for over 30 years and has been responsible for the acquisition, ownership, development and management of an aggregate of approximately 18 million square feet of industrial, office and retail properties, as well as land in 14 states, primarily as founder and President of BPHL, a privately-held diversified real estate holding company. Mr. Bedford is the sole stockholder of BPHL. Mr. Bedford serves on the board of directors of BankAmerica Corporation, Bixby Ranch Company, a real estate investment company, and First American Title Guarantee Co., a title insurance company. Mr. Bedford is the recipient of numerous awards recognizing his contributions to the real estate industry and serves as a trustee of the Urban Land Institute, a governor of the Urban Land Foundation and an overseer of the Hoover Institution. His previous experience also includes serving as Vice Chairman of the National Realty Committee and of the Hoover Institution and as Chairman of the Real Estate Advisory Board of the Wharton School of Business. Mr. Bedford received his B.A. in Economics from Stanford University.


     Mr. Lorenz became Executive Vice President of the Company in September 1994 and Chief Financial Officer in July 1995. Previously, Mr. Lorenz served as CEO of Tri-Ox, a manufacturing company, from 1993 to 1994. He served as Executive Vice President of BPHL from 1989 to 1994, the Managing Partner of Armstrong, Gilmour and Associates, a certified public accounting firm, from 1979 to 1989 and Audit Manager with KPMG Peat Marwick LLP from 1971 to 1978. Mr. Lorenz has been a certified public accountant since 1973. Mr. Lorenz received a B.S. in Business Administration from California State University - Hayward.


     Mr. Moore joined the Company as Vice President of Property/Asset Management in September 1995. From 1983 to 1994, he was Managing Director of Cushman and Wakefield, an international commercial real estate services firm. Mr. Moore was also a branch manager and commercial real estate broker at Cushman and Wakefield. He has served on the Board of Trustees of The Lindsay Museum since 1984. Mr. Moore has studied at the Commercial Investment Real Estate Institute and has lectured at the University of San Francisco and San Francisco State University. He received a B.A. in History from the University of California at Berkeley, an M.B.A. from the University of San Francisco and is currently working toward a Doctor of Business Administration at Golden Gate University.

     Mr. Pester has been Vice President of Acquisitions of Bedford Acquisitions since February 1994. Prior to joining Bedford Acquisitions, he was a real estate investment consultant from 1992 to 1993, President of the Development Division of BPHL from 1989 to 1992 and Vice President of Cushman & Wakefield in Northern California from 1980 to 1989. Mr. Pester received a B.S. in Economics and in Political Science from the University of California at Santa Barbara.


     Ms. Kihara has been the Controller of the Company since May 1993. Prior to joining the Company she was Controller and Assistant Controller of BPHL from 1990 to 1993. From 1986 to 1990, Ms. Kihara was a Manager of Armstrong, Gilmour and Associates, a certified public accounting firm. Ms. Kihara has been a certified public accountant since 1989. Ms. Kihara received a B.S. in Administration and Accounting from California State University -- Hayward.


     Mr. Ballard has been a Director of the Company since May 1992. Mr. Ballard is also a Trustee of The Urban Land Institute, and a Limited Partner of the Goldman Sachs Group, L.P. Mr. Ballard also serves on the Board of Directors of CBL & Associates, a REIT, and Taubman Centers, Inc., a REIT. He is also a Trustee of Mutual Life Insurance Company of New York, the Chairman of Merit Equity Partners, Inc., a property acquisition and management company, and a Director of Horizon Hotels, Inc., a hotel ownership and management company. Mr. Ballard attended Memphis State University and University of Tennessee.


     Mr. Downs has been a Director of the Company since May 1992. Mr. Downs is also a Senior Fellow at the Brookings Institution, a non-profit policy research organization, and is a consultant to Salomon Brothers Inc, Aetna Realty Investors, the real estate investment subsidiary of Aetna Life and Casualty Company, and the Federal National Mortgage Association. Mr. Downs serves on the Board of Directors of each of Pittway Corporation, a holding company with equity interests in publishing and manufacturing entities, General Growth Properties, Inc., a REIT, Massachusetts Mutual Life Insurance Co., the Urban Institute, the NAACP Legal Educational Defense Fund, Inc. and the National Housing Partnership Foundation, a developer of low-income housing. Mr. Downs received a B.A. in International Relations and Political Theory from Carlton College and an M.A. and Ph.D. in Economics from Stanford University.

     Mr. Eastman has been a Director of the Company since September 1995. Mr. Eastman is a founder and co-chairman of Aldrich Eastman Waltch, a national real estate investment adviser. He is a board member and former Chairman of the National Association of Real Estate Investment Managers. He is a Member of the Urban Land Institute and its Finance and Membership Committees. He is a Member of the Executive Committee of the Institutional Real Estate Clearinghouse. Mr. Eastman received a B.A. from Stanford University and an M.B.A. from Harvard University.

     Mr. Frank has been a Director of the Company since May 1992. Mr. Frank served as Postmaster General of the United States from 1988 to 1992 and as Chairman and Chief Executive Officer of First Nationwide Bank from 1971 to 1988. Prior to that time, he was Chairman of the Federal Home Loan Bank of San Francisco, Chairman of the California Housing Finance Agency, Chairman of the Independent Bancorp of Arizona, and the first Chairman of the Federal Home Loan Mortgage Corporation Advisory Board. Currently, he is Chairman of Acrogen, Inc., a biotechnology company, consultant/director of TransAmerica HomeFirst, a residential mortgage company, and serves on the Board of Directors of each of Crescent Real Estate Equities, a REIT, Capital Guaranty, a municipal bond insurer, Irvine Apartment Communities, a REIT, Charles Schwab & Co., a brokerage firm, Temple-Inland, Inc., a forest products company, General American Investors Company, Inc., a publicly-traded closed-end investment fund, Living Centers of America, Inc., a company engaged in the operation of long-term health care centers, and Adia Services, Inc., a temporary services company. Mr. Frank received a B.A. from Dartmouth College and an M.B.A. from the Tuck School of Business at Dartmouth.


     Mr. Nolan has been a Director of the Company since September 1995. Mr. Nolan serves on the Board of Directors of, and directs the management of commingled investment fund portfolios for, Aldrich Eastman Waltch, a national real estate investment adviser. Mr. Nolan joined Aldrich Eastman Waltch in 1984. Mr. Nolan serves on the Board of Directors of Crocker Realty Trust, Inc., a REIT, and the Partnership Committee of the Taubman Realty Group L.P. Mr. Nolan earned a B.B.A. in Business Administration from the University of Massachusetts.

     Mr. Zankel has been a Director of the Company since May 1992. Mr. Zankel is the Senior Partner of the law firm of Bartko, Zankel, Tarrant & Miller, and a Principal of Independent Holdings, Inc., a REIT. Mr. Zankel was Chairman of the Board of Directors, Chief Executive Officer and President of Landsing Pacific Fund, Inc., a REIT. See "Certain Relationships and Related
Transactions -- Acquisitions." Mr. Zankel received a B.S. from the University of Pennsylvania, The Wharton School of Commerce and Finance, and a J.D. from University of California, Hastings College of the Law.



     All Directors are elected annually and serve until the next meeting of the stockholders or until the election and qualification of their successors. There is no family relationship among any of the members of the Board of Directors or senior officers.



COMPENSATION OF NAMED EXECUTIVE OFFICERS



     The following table sets forth information regarding compensation paid by the Company for services rendered during calendar year 1995 for the three most highly compensated executive officers of the Company who were employed by the Company as of December 31, 1995 (collectively, the "Named Executive Officers"). No executive officer other than the Named Executive Officers earned more than $100,000 on an annualized basis in any year. The salary of the Vice
President - Acquisitions was, as of December 31, 1995, paid by Bedford Acquisitions. See "Certain Relationships and Related Transactions -- Funding of Acquisition and Financing Costs."



                           SUMMARY COMPENSATION TABLE



                                                                     LONG-TERM
                                                                   COMPENSATION
                                                                -------------------
                                                                    SECURITIES
                                                                    UNDERLYING
                                        ANNUAL COMPENSATION        OPTIONS/SARS
                                        --------------------    -------------------      ALL OTHER
     NAME AND PRINCIPAL POSITION         SALARY     BONUS(1)    OPTIONS       SARS     COMPENSATION(2)
- -------------------------------------   --------    --------    -------       -----    --------------
Management of Bedford Property
  Investors:
Peter B. Bedford.....................   $150,000    $ 50,000      5,000(3)      -0-        $6,418
Chief Executive Officer                                          20,000(4)
Donald A. Lorenz.....................   $150,000    $ 87,133     25,000(4)      -0-        $2,668
Executive Vice President and Chief
  Financial Officer
James R. Moore(5)....................   $ 50,000         -0-        -0-         -0-        $   --
Vice President Property/Asset
Management
Management of Bedford Acquisitions:
Robert E. Pester.....................   $150,000    $149,933     25,000(4)      -0-        $2,668
Vice President - Acquisitions


- ---------------

(1) Bonus amounts are based upon the 1995 compensation program implemented by the Compensation Committee of the Board. Bonuses are based upon the achievement of certain performance objectives by the Company's executive officers, including (i) increasing the Company's Funds From Operations (after deduction for non-incremental revenue generating capital expenditures, tenant improvements and leasing commissions) and market capitalization and (ii) the acquisition of additional properties.



(2) Includes auto allowance, premiums paid by the Company for term life insurance and 401(k) Plan Contributions.



(3) Represents stock options granted pursuant to the Directors' Stock Option
    Plan.



(4) Represents stock options granted pursuant to the Employee Stock Option Plan.



(5) Mr. Moore commenced employment with the Company September 1, 1995. His annual salary is $150,000.

OPTION GRANTS



     The following table sets forth certain information concerning options/SARs granted during 1995 to the Named Executive Officers.



                             OPTION GRANTS IN 1995



                                   INDIVIDUAL GRANTS                              POTENTIAL REALIZABLE
              -----------------------------------------------------------        VALUE AT ASSUMED ANNUAL
                             PERCENT OF                                           RATES OF SHARE PRICE
                            TOTAL OPTIONS                                        APPRECIATION FOR OPTION
                             GRANTED TO                                                   TERM
              OPTIONS       EMPLOYEES IN        EXERCISE       EXPIRATION       -------------------------
    NAME      GRANTED        FISCAL YEAR         PRICE            DATE             5%              10%
- ------------  -------       -------------       --------       ----------       --------         --------
Peter B.        5,000(1)          N/A           $ 11.816        3/13/2001       $ 16,320         $ 36,070
  Bedford...   20,000(2)           23%          $ 11.50         9/13/2005       $144,600         $366,600
Donald A.            (3)             %            11.50                          180,750          458,250
  Lorenz....   25,000              29           $               9/13/2005       $                $
James R.                                                                               0                0
  Moore.....        0               0             --                   --       $                $
Robert E.            (3)             %            11.50                          180,750          458,250
  Pester....   25,000              29           $               9/13/2005       $                $


- ---------------

(1) Stock Options granted pursuant to Directors' Stock Option Plan, which options vest and become exercisable six months from the date of grant.



(2) Stock Options granted pursuant to Employee Stock Option Plan, which options vest and become exercisable at a rate of 25% per year past the date of grant.



(3) In September 1995, the Company established a Management Stock Acquisition Program. Under the program, options exercised by key members of management within thirty days of the grant date may be exercised either in cash or with a note payable to the Company. Mr. Lorenz and Mr. Pester both exercised their options granted in 1995 pursuant to this program.



AGGREGATE OPTION VALUES AT YEAR-END 1995



     The following table sets forth the number of shares and value realized for options exercised, and the number and aggregate dollar value of Named Executive Officers unexercised options at the end of 1995.



                             AGGREGATED OPTIONS/SAR


                               EXERCISES IN 1995


                        AND YEAR-END OPTIONS/SAR VALUES



                                                                                           VALUE OF SECURITIES
                                                            NUMBER OF SECURITIES         UNDERLYING UNEXERCISED
                                                           UNDERLYING UNEXERCISED             IN-THE-MONEY
                                  SHARES                  OPTIONS/SARS AT YEAR-END         OPTIONS AT YEAR-END
                                ACQUIRED ON    VALUE     ---------------------------   ---------------------------
             NAME                EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ------------------------------  -----------   --------   -----------   -------------   -----------   -------------
Peter B. Bedford..............        -0-          -0-      47,500         37,500       $ 676,875      $ 534,375
Donald A. Lorenz..............     25,000     $ 50,000         -0-            -0-             -0-            -0-
Robert E. Pester..............     25,000          -0-       5,000         10,000       $  71,250      $ 142,500
James R. Moore................        -0-          -0-         -0-            -0-             -0-            -0-



COMPENSATION OF DIRECTORS



     Members of the Board of Directors who are not employees of the Company are currently paid an annual retainer fee of $12,500 and an additional fee of $2,500 for each board meeting attended. Any Director attending in person a duly constituted meeting of a committee of the Board of Directors of which such Director is a member receives, in addition to any other fees to which he or she may be entitled, a separate meeting attendance fee equal to $2,500 for his or her attendance in person at any such committee meeting not held on the same day, the day preceding or the day following a regular or special meeting or the Board of Directors. Any member of the Board of Directors who participates in a regular or special meeting of the Board of Directors by conference telephone or similar communications equipment shall receive $600 for each such meeting. Directors are reimbursed for out-of-pocket expenses in connection with attendance at meetings. If a Director travels to conduct a site inspection of a property to be acquired by the Company, such Director is paid $1,000 per day and reimbursed for related travel expenses. Directors receive no other compensation for their services on behalf of the Company (except under the 1992 Directors' Stock Option Plan).



     Stock Option Plans. See Footnote 6 of the Notes to Consolidated Financial Statements for a description of the Directors Stock Option Plan and the Employee Stock Option Plan.



EMPLOYMENT AGREEMENT



     On February 16, 1993, the Company entered into an employment agreement with Mr. Bedford, Chairman and Chief Executive Officer, and amended the agreement on September 18, 1995. Pursuant to the amended employment agreement, Mr. Bedford has agreed to serve as Chairman and Chief Executive Officer of the Company on a substantially full-time basis until the agreement's expiration on September 18, 2000. After September 18, 2000, the agreement will be automatically renewed for additional one-year terms unless either party gives the other notice of non-renewal. Under the employment agreement, the Company agrees to pay Mr. Bedford a salary of not less than $150,000 per annum, plus an automobile and parking allowance. The amended employment agreement provides for a severance payment to Mr. Bedford equal to one year's salary in the event that the Company terminates his employment without cause or Mr. Bedford resigns under specified circumstances, or due to a change in control of the Company.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FUNDING OF ACQUISITION AND FINANCING COSTS


     Due to the Company's limited financial resources, its activities relating to the acquisition of new properties and debt and equity financings are currently performed by Bedford Acquisitions, a corporation wholly owned by Peter
B. Bedford, the Company's Chairman and Chief Executive Officer, pursuant to a written contract dated January 1, 1995. The contract provides that Bedford Acquisitions is obligated to provide services to the Company with respect to the Company's acquisition and financing activities, and that Bedford Acquisitions is responsible for the payment of its expenses incurred in connection therewith. Such expenses include certain costs incurred by the Company on behalf of Bedford Acquisitions including the cost of officers and directors insurance coverage under the Company's insurance policy. Bedford Acquisitions must submit to the Company a direct cost estimate for the Company's approval relating to each acquisition or financing, setting forth the estimated timing and amount of all projected Bedford Acquisitions costs relating to the acquisition or financing. Pursuant to the contract, Mr. Bedford is obligated to make the payments of Bedford Acquisitions' expenses described above if Bedford Acquisitions fails to make any such payments in a timely fashion, provided that Mr. Bedford is not obligated to pay any such amounts exceeding $1 million or following a termination of Bedford Acquisitions' obligations based on the expiration or termination of the term of the contract. The contract provides that Bedford Acquisitions is to be paid a fee in an amount equal to the lesser of (i) 1 1/2% of the gross amount raised in financings or the aggregate purchase price of property acquisitions, or (ii) an amount equal to (a) the aggregate amount of approved expenses funded by Bedford Acquisitions through the time of such acquisition or financing minus (b) the aggregate amount of fees previously paid to Bedford Acquisitions pursuant to such arrangement. In no event will the aggregate amount of fees paid to Bedford Acquisitions exceed the aggregate amount of costs funded by Bedford Acquisitions. The agreement with Bedford Acquisitions has a term of one year, is renewable at the option of the Company for additional one year terms, and will expire no later than January 1, 1998.


     From February 1993 through December 1994, the Company's activities relating to debt and equity financings and the acquisition of new properties were handled under arrangements similar to the current arrangement with Bedford Acquisitions through BPI Acquisitions, a separate division within the Company.

This division operated under an arrangement with Mr. Bedford whereby he provided acquisitions and financing personnel, allocable overhead costs and the costs of all due diligence conducted prior to an acquisition. Upon the completion of a financing or the acquisition of a property, Mr. Bedford was paid a fee by the Company substantially identical to that described above. In no event could the aggregate amount of fees paid to Mr. Bedford exceed the aggregate amount of costs funded by Mr. Bedford.



     As of December 31, 1995, the Company had paid Mr. Bedford and Bedford Acquisitions an aggregate of $3,046,000 for acquisition and financing activities performed since February 1993 pursuant to the foregoing arrangements which was $375,000 less than 1.5% of the gross amount raised in completed financings and the aggregate purchase price of acquired properties. The Company believes that since the fees charged under the foregoing arrangements (i) have been and continue to be comparable to those charged by other sponsors of real estate investment entities or other third party service providers and (ii) have been and continue to be charged only for services on acquired properties or completed financings, such fees were and continue to be properly includable in direct acquisition costs and capitalized as part of the asset or financing activities. If the Company were to discontinue this arrangement, its acquisition and financing activities would have to be paid by the Company, as incurred, out of cash from operations or borrowings and certain of such costs would be reflected as operating expenses in its statement of operations rather than being capitalized. For example, without the above-described arrangements with Mr. Bedford and Bedford Acquisitions, the Company may have incurred substantial operating expenses relating to acquisition and financing activities; if the Company had employed the same personnel and incurred the same expenses as Bedford Acquisitions, net income and Funds from Operations for the year ended December 31, 1995 each would have been reduced by approximately $600,000 (or $.14 per common and common equivalent share) compared to the corresponding amounts actually reported for that period. The Company intends to discontinue this fee arrangement if and when its operating results permit it to sustain acquisition and financing activities internally. However, the termination of this arrangement prior to that time would likely require the Company to decrease its acquisition and financing efforts, which could have a material adverse effect on the Company's ability to grow.



RECENT ACQUISITIONS WITH AFFILIATES



     In October 1995, the Company completed the acquisition of 6600 College Boulevard, a single-story office building consisting of approximately 79,316 rentable square feet in Overland Park, Kansas. The building was acquired from AEW #25 Trust for $6.4 million. AEW #25 Trust is an affiliate of BPLP, which purchased 8,333,334 shares of the Company's Convertible Preferred Stock for $50 million in September 1995. Thomas G. Eastman and Thomas E. Nolan, Jr., the Directors of the Company who are affiliated with BPLP, had no role on behalf of the Company in this acquisition.


     In December 1995, the Company acquired the Landsing Pacific Portfolio, which comprised substantially all of the real estate assets of the Landsing Pacific Fund, Inc., a publicly-traded REIT based in San Mateo, California. The Company paid approximately $49.7 million for the Landsing Pacific Portfolio. At all times relevant to the transaction, Martin I. Zankel, a Director and stockholder of the Company, was Chairman of the Board of Directors, Chief Executive Officer and President of the Landsing Pacific Fund, Inc. Mr. Zankel had no role on behalf of the Company in this acquisition and was excused from all Board deliberations regarding this matter.


OTHER TRANSACTIONS



     Mr. Bedford had a longstanding business relationship with various affiliates of Kemper Corporation ("Kemper") and Lumbermen's Mutual Casualty Company (together, the "KL Group") which began in the early 1970s and ended in early 1994. The parties embarked upon extensive real estate and other ventures over this period. In 1991, due largely to the decline in real estate values which affected the general property markets in the United States, it became desirable to restructure the debt and equity arrangements between Mr. Bedford and the KL Group. A series of agreements ensued over the next several years to reconstitute the financial arrangements and assign management of the ventures to a Kemper affiliate, and on January 26, 1994, Mr. Bedford terminated his relationship with the KL Group. Mr. Bedford has no further obligations to Kemper, Lumbermen's or their affiliates.

     Martin I. Zankel, a Director of the Company, and his associates provide legal services to the Company for which his firm was paid, in the aggregate, $52,000 in 1995.



                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY


     The following summary of certain terms of the capital stock of the Company and Maryland law does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws and Maryland law.

GENERAL


     The Company's Charter provides that the Company may issue up to 15,000,000 shares of Common Stock, par value $.02 per share (the "Common Stock"), 10,000,000 shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock"), and 10,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"). As of December 31, 1995, there were 3,045,325 shares of Common Stock issued and outstanding and at the completion of the Offering, there will be 6,395,325 shares of Common Stock issued and outstanding, as adjusted to give effect to a one-for-two reverse stock split of the Common Stock, effected March 29, 1996. As of the same date, there were 8,333,334 shares of Convertible Preferred Stock issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations.


COMMON STOCK


     Subject to the preferential rights of the Convertible Preferred Stock and any other shares or series of stock, holders of shares of Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of or making adequate provision for all debts and liabilities of the Company. See "-- Convertible Preferred Stock -- Dividends" and
"-- Convertible Preferred Stock -- Liquidation Preference."



     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders except as provided below regarding the right of the holders of the Convertible Preferred Stock to vote as a single class with respect to the election of a specified number of Directors and certain amendments to the Charter (see "-- Convertible Preferred
Stock -- Voting Rights") and, except as provided with respect to any other class or series of stock, the holders of such shares possess the exclusive voting power. With respect to the election of Directors, the holders of the Convertible Preferred Stock have the right to elect two members of the Board of Directors and, upon the occurrence of certain events, a majority of the members of the Board of Directors, and the holders of shares of Common Stock have the right to elect the remaining Directors. See "-- Convertible Preferred Stock -- Voting Rights -- Election of Directors." There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding voting shares of Common Stock can elect all of such remaining directors standing for election and the holders of the remaining shares of Common Stock will not be able to elect any directors.


     Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.


     Under the MGCL and the Charter, the Company cannot dissolve, amend its Charter, merge, consolidate, sell all or substantially all of its assets, or engage in a share exchange unless such dissolution, amendment, merger, consolidation, sale or share exchange is approved by the holders of a majority of the outstanding shares entitled to vote on the matter. In addition, as set forth below under the caption "-- Convertible Preferred Stock -- Protective Provisions," the Charter provides that the holders of the Convertible Preferred Stock have the right to consent to specified transactions including, but not limited to, the consolidation or merger of the Company, the issuance of debt in a principal amount in excess of $10 million, the making of new investments, the issuance of specified equity securities and the sale of assets in excess of specified amounts.

CONVERTIBLE PREFERRED STOCK


     As of December 31, 1995, BPLP was the holder of all 8,333,334 outstanding shares of Convertible Preferred Stock. The following summarizes certain rights of BPLP, its affiliates and its transferees under the Charter and the Stock Purchase Agreement between BPLP and the Company.


     RANKING

     The Convertible Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company. The Company may not authorize, create or increase the authorized amount of any class or series of equity securities that ranks equal or senior to the Convertible Preferred Stock with respect to the payments of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of a majority of the outstanding shares of Convertible Preferred Stock, voting together as a single class.

     DIVIDENDS


     Holders of shares of Convertible Preferred Stock are entitled to receive in each calendar quarter, when and as authorized and declared by the Board of Directors, out of assets of the Company legally available for payment, cumulative dividends in cash in an amount equal to the greater of (i) an amount per share of $.135 and (ii) the dividends payable with respect to such quarter in respect of the Common Stock into which each share of the Convertible Preferred Stock is convertible plus, in both cases, the dividends accumulated but unpaid on the Convertible Preferred Stock. If the holders of the Convertible Preferred Stock have exercised the right to redeem such stock and the redemption payment has not been made, then the rate at which dividends accrue will increase to $.165 per share until either the redemption price payable with respect to the Convertible Preferred Stock is paid or the size of the Board is increased to eleven Directors and the holders of the Convertible Preferred Stock elect four Directors to fill the newly-created vacancies on the Board of Directors. See
"-- Voting Rights." Dividends on the Convertible Preferred Stock are payable quarterly in arrears, on such dates as the Board of Directors may determine, which shall not be later than the 45th day after the end of the calendar quarter. Dividends began accruing on September 18, 1995 (the date that the Convertible Preferred Stock was issued), and are cumulative from such date, whether or not in any dividend period or periods there are funds of the Company legally available for the payment thereof.


     Dividends may be authorized, declared and paid on shares of Common Stock in any fiscal quarter only if full cumulative dividends have been paid on or authorized and set apart on all shares of Convertible Preferred Stock at such quarterly rates for all prior dividend periods through and including the end of such quarter. In the event that the Company authorizes a distribution payable other than in cash, then the holders of the Convertible Preferred Stock are entitled to a proportionate share of such distribution as though the holders of Convertible Preferred Stock were holders of the number of shares of Common Stock into which the Convertible Preferred Stock is convertible.


     In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend (but not by redemption or other acquisition of shares or otherwise) is permitted under the MGCL, amounts that would be needed if the Company were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of holders of the Company's Convertible Preferred Stock and Preferred Stock whose preferential rights upon dissolution are superior to those receiving the distribution are not to be included in the Company's total liabilities.


     LIQUIDATION PREFERENCE


     In the event of a Liquidation Event (as defined below), the holders of shares of Convertible Preferred Stock are entitled to receive $6.30 per share of Convertible Preferred Stock plus an amount per share of Convertible Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders (the "Liquidation Preference"), and no more. See "Risk Factors -- Anti-takeover Effect of the Charter, the Bylaws, the Convertible Preferred Stock and Certain Provisions of Maryland Law."

     Until the holders of the Convertible Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Common Stock upon the liquidation, dissolution or winding up of the Company. If, upon the occurrence of a Liquidation Event (as defined below), the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Convertible Preferred Stock are insufficient to pay in full the Liquidation Preference, then such assets, or the proceeds thereof, will be distributed pro rata to the holders of shares of Convertible Preferred Stock in accordance with their respective holdings thereof.


     A "Liquidation Event" is (a) any transaction, including without limitation, a consolidation or merger of the Company, or other corporate reorganization if, immediately after such transaction, the stockholders of the Company (determined prior to such event) hold fifty percent or less in interest of the outstanding voting securities of the surviving corporation, or (b) a sale of all or substantially all of the assets of the Company to any person or the acquisition of a majority of the outstanding shares of Common Stock of the Company by any person, other than (i) BPLP and its affiliates, (ii) Mr. Bedford, members of his immediate family, or his affiliates, (iii) any person as a result of the conversion of shares of Convertible Preferred Stock, or (iv) any underwriter in either a public or private offering.


     REDEMPTION

     Redemption may be made at the option of the holders of the Convertible Preferred Stock or at the option of the Company under the conditions described below. All redemption payments are to be made in cash, unless the holders of the Convertible Preferred Stock agree, at their sole discretion, to accept some alternative payment. If redemption is prohibited under the MGCL or similar statute, redemption is pro rata to the extent of funds legally available therefor.

     Redemption at Preferred Stockholders' Option


     After September 18, 1996, the Company is required, at the option of the holders of the Convertible Preferred Stock, to redeem the Convertible Preferred Stock of any holder demanding redemption at a price of $6.00 per share plus all accrued and unpaid dividends on the occurrence of any one or more of the following: (a) failure to pay required dividends on the Convertible Preferred Stock for two consecutive quarters, including all dividends accumulated but unpaid for all prior quarters; (b) a default in the payment of principal or interest on any institutional debt (or debts) having an aggregate outstanding balance greater than (i) $5 million for non-recourse debt, and (ii) $2 million for recourse debt (which default, in either case, shall not have been cured by the Company within 30 business days from the time the Company receives written notification of the default); (c) the failure of the Company to obtain any consent of BPLP or other holder of Convertible Preferred Stock prior to completing any major transaction, as and if required pursuant to the terms of the Charter (see "-- Protective Provisions"); (d) for the calendar year 1996, the Company's Funds Available for Distribution, as defined in the Charter ("FAD"), fail to reach at least a break-even dividend coverage equal to the full dividend payable on the Convertible Preferred Stock; (e) for calendar year 1997, the Company's FAD fails to reach at least a break-even dividend coverage equal to the full dividend payable on the Convertible Preferred Stock and annual dividends on the Common Stock equal to a seven percent (7%) yield on $5.72 (before giving effect to the one-for-two reverse stock split effected on March 29, 1996) (rounded to the nearest whole cent); and (f) for calendar year 1998 and subsequent years, the Company's FAD fails to reach at least a break-even dividend coverage equal to the full dividend payable on the Preferred Stock and dividends on the Common Stock equal to an eight percent (8%) yield on $5.72 (before giving effect to the one-for-two reverse stock split effected on March 29, 1996) (rounded to the nearest whole cent). Because the Convertible Preferred Stock is redeemable at the option of the holder, it is reported separately from the stockholders' equity (i.e., classified as temporary equity) in the Company's consolidated financial statements.


     Redemption at the Option of the Company


     Except as provided with respect to automatic redemption under "-- Automatic Redemption Cancellable at the Option of the Non-Series A Directors," shares of Convertible Preferred Stock are not redeemable by the Company prior to September 18, 1997. At any time thereafter, the Convertible Preferred Stock may be redeemed in whole (but not in part) at the option of the Company. The redemption price is equal to a price calculated by determining an internal rate of return on the Convertible Preferred Stock of 25% per annum (treating the purchase price paid by BPLP as investment "out-flows," and all dividends and other distributions paid on the Convertible Preferred Stock from the date of issuance as "in-flows") for the period from September 18, 1995, until September 18, 1997 and an internal rate of return on the Convertible Preferred Stock of 20% per annum from and after September 18, 1997, until the date of redemption, but not beyond September 18, 2000.


     At any time after September 18, 2000, or at any time prior thereto if there are less than 400,000 shares of Convertible Preferred Stock outstanding, the Convertible Preferred Stock may be redeemed in whole or in part at the option of the Company. The redemption price at such time will be $6.30 per share (declining $.06 in each of the first five full years commencing on September 18, 2000) plus all accrued and unpaid dividends.

     Prior to any redemption by the Company, the holders of Convertible Preferred Stock have the right to convert the Convertible Preferred Stock into Common Stock of the Company provided that the holder of Convertible Preferred Stock shall have surrendered his certificates for conversion and given written notice of the election to convert not later than the close of business on the fifth business day prior to the redemption date.

     Automatic Redemption Cancellable at the Option of the Non-Series A
Directors


     If the right of the holders of the Convertible Preferred Stock to elect the smallest number of Directors constituting a majority of the Board of Directors has been triggered as discussed under "-- Voting Rights," and the holders have elected Directors pursuant to this right, then the Company will be deemed to have approved a redemption at the option of the Company to take place on the date 180 days after such election. However, a majority of the Directors who are not elected by the holders of Convertible Preferred Stock may cancel such a redemption before the end of such 180-day period in their absolute discretion. This automatic redemption provision will have no effect on the ability of a majority of the Board of Directors to effect a redemption at any time following September 18, 1997.


     VOTING RIGHTS


     Except as indicated below with respect to the election of Directors, certain amendments to the Charter and the repeal of the Charter's provisions regarding business combinations, the holders of shares of Convertible Preferred Stock have no voting rights. On those matters for which the holders of the Convertible Preferred Stock have the right to vote, each share is entitled to one vote.


     Election of Directors


     The holders of the Convertible Preferred Stock as a class have the right to elect two Directors. In the event that the number of outstanding shares of Convertible Preferred Stock represents less than 15% but at least 7% of the Company's outstanding shares of Common Stock (calculated on an as-converted basis), then the holders of Convertible Preferred Stock will be entitled to elect only one member of the Board; should such number represent less than 7%, such right to elect Directors will terminate altogether.



     In addition, if (i) the Company has failed in two consecutive quarters to pay in full and in a timely manner the quarterly dividends on the Convertible Preferred Stock (including all dividends accumulated but unpaid for all prior quarters), (ii) Mr. Bedford ceases to serve substantially full-time as Chief Executive Officer of the Company, (iii) Mr. Bedford, his affiliates and members of his immediate family beneficially own fewer than 599,139 shares of Common Stock of the Company, as adjusted for any stock splits or similar transactions, or (iv) the Company fails to pay the full redemption price payable to the holders of a majority of the Convertible Preferred Stock pursuant to a demand for redemption made by the holders of a majority of the Convertible Preferred Stock under circumstances in which the holders of the Convertible Preferred Stock have the right to demand redemption, then immediately thereafter, and regardless of any subsequent cure, the holders of the Convertible Preferred Stock are entitled to elect the smallest number of Directors constituting a majority of the Board of Directors. The number of members of the Board is currently seven. In order to facilitate the effective control of the Board by the holders of the Convertible Preferred Stock, upon the occurrence of any such event, the number of Directors then constituting the Board of Directors of the Company will be increased to eleven, and the holders of the Convertible Preferred Stock will have the exclusive right to elect four persons to fill newly created vacancies on the Board of Directors.


     Senior Securities; Amendments to the Charter

     The approval of holders of a majority of the outstanding shares of Convertible Preferred Stock, voting as a single class, is required in order to amend the Charter in a way that would materially and adversely affect the rights or preferences of the holders of Convertible Preferred Stock or to authorize any class or series of stock having rights equal or senior to the Convertible Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company. The right of the holders of the Convertible Preferred Stock to vote on the foregoing matters terminates if the holders of Convertible Preferred Stock hold less than 15% of the Company's outstanding shares of Common Stock (calculated on an as-converted basis).

     CONVERSION RIGHTS


     Shares of Convertible Preferred Stock are convertible at the option of the holder at any time after September 18, 1997 into such number of shares of Common Stock as is determined by dividing $6.00 by the conversion price in respect of the Convertible Preferred Stock (the "Conversion Price"). The current Conversion Price is $12.00 per share. The Conversion Price is subject to adjustment as described below. In addition, the holders of Convertible Preferred Stock have the right to convert the Convertible Preferred Stock into Common Stock prior to any redemption by the Company.


     Fractional shares of Common Stock will not be issued upon conversion but, in lieu thereof, the Company will pay a cash amount equal to the fair market value of such fractional interests as determined in good faith by the Board.

     The Conversion Price is subject to adjustments in the event that the Company issues Additional Stock (as defined below) for consideration which, on a per share basis, is less than the Conversion Price as then in effect. Prior to September 18, 1997, if the Company issues Additional Stock for a consideration per share less than the Conversion Price, then the Conversion Price will be reduced, concurrently with such issue, to a price equal to the consideration per share received by the Company for such Additional Stock. On or after September 18, 1997, if the Company issues Additional Stock for consideration in an amount per share which is less than the Conversion Price, then the Conversion Price will be reduced concurrently with such issue to a price determined by multiplying the prior Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately prior to such issuance, assuming conversion of all outstanding shares of Convertible Preferred Stock at the prior Conversion Price plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of shares of Additional Stock so issued would purchase at the prior Conversion Price; and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such issue, assuming conversion of the outstanding shares of Convertible Preferred Stock at the prior Conversion Price plus the number of shares of such Additional Stock so issued. The effect of the foregoing formula is to reduce the Conversion Price in an amount proportionate to the amount by which the Conversion Price exceeds the per share consideration for the Additional Stock, taking into account the amount of Additional Stock issued relative to the total outstanding shares of Common Stock.

     For purposes of the foregoing discussion, "Additional Stock" means all Common Stock issued by the Company after September 18, 1995, other than Common Stock issued or issuable at any time: (a) upon conversion of the Convertible Preferred Stock; (b) upon exercise of options outstanding on September 18, 1995;
(c) upon issue of options granted pursuant to the Company's stock option plans with respect to employees, directors, and consultants of the Company in amounts not exceeding the aggregate reserved for issuance under such plans on September 18, 1995, as increased from time to time upon approval by a majority of the Directors elected by the holders of the Convertible Preferred Stock; (d) upon issue of warrants to underwriters in any firm commitment public offering of securities by the Company; (e) as a dividend or distribution on Convertible Preferred Stock or any subdivision, combination, or consolidation of the Common Stock; or (f) by way of dividend or other distribution on shares of Common Stock the issuance of which was excluded from the definition of Additional Stock by clauses (a) through (e) above, or on shares of Common Stock so excluded.

     The Conversion Price is also subject to adjustment upon certain events, including subdivisions, combinations and consolidation of Common Stock. In addition, in the event that the Company makes a distribution of securities of the Company other than Common Stock, then provision will be made such that holders of the Convertible Preferred Stock will receive, upon conversion thereof, in addition to Common Stock, that amount of securities which they would have received had their shares of Convertible Preferred Stock been converted as of the date of such distribution.

     If the Common Stock issuable upon conversion of the Convertible Preferred Stock is changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), the Conversion Price then in effect will be proportionately adjusted, concurrently with the effectiveness of such reorganization or reclassification, such that the shares of Convertible Preferred Stock are convertible into a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by holders upon conversion of the Convertible Preferred Stock immediately before that change.

     PROTECTIVE PROVISIONS


     The consent of BPLP or any transferee of BPLP holding more than 50% of the outstanding shares of Convertible Preferred Stock is required in order for the Company to effect any of the following transactions (the "Major Transactions"):
(i) the consolidation or merger of the Company; (ii) the issuance or modification of any debt in a principal amount which exceeds $10 million; (iii) the making of new investments, including a purchase of real estate operating companies or REITs, with a purchase price equal to or greater than $10 million, or any series of purchases within any 90-day period with aggregate purchase prices exceeding $25 million; (iv) the issuance of any equity securities, other than pursuant to the Company's stock option plans with respect to compensation of employees, directors and consultants, and the issuance of equity securities the proceeds of which will be used to redeem the Convertible Preferred Stock;
(v) the sale of any asset or assets with a sale price in excess of $10 million, or any series of sales within any 90-day period with aggregate sales prices exceeding $25 million; (vi) the modification of any executive employment agreement; (vii) the modification of the contract with Bedford Acquisitions regarding the provision of acquisition and financing activities or any other agreement between the Company and Mr. Bedford or any of his affiliates which would make any of the agreements less favorable to the Company; (viii) the termination of the Company's status as a REIT; (ix) any substantial change in the Company's business strategies or annual operating plan (as approved by the Board of Directors); (x) permitting Mr. Bedford to cease serving as the substantially full-time chief executive officer of the Company or permitting Mr. Bedford to dispose of his shares of Common Stock so that Mr. Bedford, his affiliates and members of his immediate family beneficially own fewer than 599,139 shares of Common Stock; (xi) the issuance of awards of any shares or options other than those permitted in paragraph (iv); and (xii) any amendment to the resolution of the Board of Directors exempting BPLP and any affiliate of BPLP from the provisions of the business combination provisions set forth in
Section 3-602 of the MGCL, and exempting therefrom any transaction resulting from the exercise of a redemption right of the Convertible Preferred Stock which may constitute a business combination. See "Risk Factors -- Antitakeover Effect of the Charter, the Bylaws, the Convertible Preferred Stock and Certain Provisions of Maryland Law."


     In order to protect the Company from violating one of the foregoing provisions, Mr. Bedford has entered into an agreement with the Company pursuant to which he has agreed not to sell certain of his shares of Common Stock without prior approval from the Company.

     The foregoing right to approve the Major Transactions remains effective until such time as the total outstanding shares of Convertible Preferred Stock represents less than 15% of the Company's outstanding shares of Common Stock (calculated on an as-converted basis).

     In addition, for so long as the outstanding shares of Convertible Preferred Stock represent at least 15% of the total of (i) the shares of Common Stock outstanding, plus (ii) the shares of Common Stock issuable upon the conversion of the outstanding Convertible Preferred Stock, the Company must obtain the approval of holders of a majority of the outstanding shares of Convertible Preferred Stock prior to filing or assenting to or in any other way participating in the filing of an involuntary petition in bankruptcy or seeking similar protection from creditors under federal or state bankruptcy or insolvency laws.

     RIGHT TO PARTICIPATE IN FUTURE OFFERINGS


     So long as BPLP owns shares of Convertible Preferred Stock which represent 15% or more of the total of (i) the shares of Common Stock outstanding, plus
(ii) the shares of Common Stock issuable upon the conversion of the outstanding Convertible Preferred Stock, BPLP has the right to purchase for cash its pro rata share of each issuance by the Company of New Securities (as defined below), on the same terms and conditions as the New Securities are offered to third parties. "New Securities" means any voting securities sold and issued for cash or cash equivalents other than (i) securities issuable upon conversion of any convertible voting securities; (ii) securities issuable upon exercise of any options or warrants; (iii) securities issuable pursuant to the Directors' Stock Option Plan and the Employee Stock Option Plan of the Company; (iv) securities issuable in consideration of the acquisition of assets or shares of another entity; (v) securities issuable in a firm commitment underwritten public offering; (vi) warrants (or the shares of Common Stock issuable upon exercise thereof) issuable to an underwriter as partial compensation for a firm commitment underwritten public offering; and (vii) securities issuable in connection with any stock split, stock dividend or recapitalization of the Company. Other than BPLP, the holders of the Convertible Preferred Stock will have no preemptive rights with respect to any shares of stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares.


     REGISTRATION RIGHTS


     The outstanding shares of Convertible Preferred Stock are not registered under the Securities Act, and accordingly may not be re-offered or re-sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements under the Securities Act. Under the Stock Purchase Agreement, certain holders of the Convertible Preferred Stock have the right to request that the Company register the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock and any Common Stock which may be issued or distributed in respect thereof by way of recapitalization, reclassification, stock dividend, stock split or other distribution ("Registrable Securities"). Any stockholder owning 40% or more of the Registrable Securities that have not been sold to the public has the right, after September 18, 1997, to require the Company to use its best efforts to register under the Securities Act at least 500,000 shares of Registrable Securities for resale in up to five registrations upon demand, but not more than one demand registration in any 12-month period. In addition, the Company has agreed to include in up to four incidental ("piggyback") registrations shares of Common Stock held by BPLP, its affiliates or by any transferee of the registration rights as permitted under the Stock Purchase Agreement (any of which is a "Holder"), provided that the number of shares of Common Stock that such Holder requests to be included is not less than 250,000. If the Company qualifies for the use of Form S-3 as promulgated by the Securities and Exchange Commission, then at any time after September 18, 1997 and prior to September 18, 2002, any Holder has the right to cause the Company to use its best efforts to effect a registration of at least 500,000 shares of the Registrable Securities on behalf of such Holder and other Holders. The registration rights are assignable by any Holder to any transferee acquiring at least 250,000 Registrable Securities. The Company will pay all registration expenses in connection with each registration of Registrable Securities pursuant to the Stock Purchase Agreement. See "Risk Factors -- Registration Rights," "Risk Factors -- Shares Available for Future Sale" and "Shares Available for Future Sale."

     EXEMPTION FROM ANTITAKEOVER STATUTE


     The Company has exempted from the provisions of Section 3-602 of the Maryland General Corporation Law ("MGCL") any "business combination" (as defined in Section 3-601 of the MGCL) between the Company and BPLP or any BPLP Affiliate and any transaction resulting from the exercise of any redemption right of the Convertible Preferred Stock that may constitute a business combination. Such exemption may not be repealed or amended without the consent of BPLP or certain other specified holders of the Convertible Preferred Stock.


ADDITIONAL SERIES OF PREFERRED STOCK

     Shares of Preferred Stock (including any unissued shares of any series of Preferred Stock, to the extent permitted by the terms of such series) may be issued from time to time, in one or more series as authorized by the Board of Directors and subject to the right to consent of certain holders of the Convertible Preferred Stock. See "-- Convertible Preferred Stock -- Ranking" and "-- Convertible Preferred Stock -- Protective Provisions." Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Charter to specify the number of shares of Preferred Stock to be included in such series and set the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Accordingly, the Board of Directors, without approval of the holders of Common Stock, could cause the issuance of one or more series of Preferred Stock that could, depending on the terms of such series, delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interests of the holders of Common Stock, or that could have dividend, voting or other rights that could adversely affect the interests of holders of Common Stock. See "Risk
Factors -- Anti-takeover Effect of the Charter, the Bylaws, the Convertible Preferred Stock and Certain Provisions of Maryland Law." As of the date hereof, the Company has no present plans to issue any additional series of Preferred Stock.

RESTRICTIONS ON TRANSFER AND OWNERSHIP OF CAPITAL STOCK

     GENERAL

     The Charter provides that the Board of Directors shall use its reasonable best efforts to cause the Company and its stockholders to qualify for federal income tax treatment in accordance with provisions of the Code applicable to a REIT. In furtherance of the foregoing, the Charter further provides that the Board of Directors shall use its reasonable best efforts to take such actions as are necessary and may take such actions, as in its sole judgment and discretion are desirable, to preserve the status of the Company as a REIT; provided, however, that if the Board of Directors determines that it is no longer in the best interests of the Company for the Company to continue to qualify as a REIT, the Board of Directors may revoke or otherwise terminate the Company's election to be taxed as a REIT.

     LIMITATION ON TRANSFER OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Code, the Company must, among other things, satisfy the Five or Fewer Requirement and 100 Stockholder Requirement. See "Federal Income Tax Considerations." To reduce the risk that the Company would fail to meet these requirements, the Charter places limitations on the transferability of the Company's stock.

     Subject to certain exceptions, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than five percent (in value) of the aggregate of the outstanding shares of stock of the Company (the "Aggregate Stock Ownership Limit") or more than five percent (in number or value, whichever is more restrictive) of the outstanding shares of Common Stock (the "Common Ownership Limit"). In addition to either of the foregoing ownership limits, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's stock if such ownership or acquisition (i) would cause more than 50% in value of the Company's outstanding stock to be owned, either actually or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) or (ii) would result in the Company's stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution). Acquisition or ownership (actual or constructive) of the Company's stock in violation of these restrictions results in automatic transfer of such stock to a trust for the benefit of a charitable beneficiary or, under certain specified circumstances, the violative transfer may be deemed void ab initio or the Company may choose to redeem the violative shares.

     As noted above, if any transfer of stock occurs which, if effective, will result in any person (a "Prohibited Owner") beneficially or constructively owning (under the applicable attribution rules of the Code) shares of stock in excess of an applicable ownership restriction, such shares will be automatically transferred to a trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the date of the purported transfer to the Prohibited Owner. While such shares of stock are held in trust, the trustee will have all voting rights with respect to such shares, and all dividends or distributions paid on such shares will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on such stock prior to the discovery by the Company that such shares have been automatically transferred to the trust will, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust will be required to sell the shares held in the trust to a person, designated by the trustee, who may own such shares without violating the ownership restrictions (a "Permitted Holder"). Upon such sale, the price paid for the shares by the Permitted Holder will be distributed to the Prohibited Owner to the extent of the lesser of (i) the price paid by the Prohibited Owner for the share or, if the Prohibited Owner did not give value for the above (e.g., in the case of a gift, devise or other such transaction), the market price (as defined in the Charter) on the date of the event which caused the shares to be held in trust and (ii) the price received by the Trustee from the sale or other disposition of shares. Any net sales proceeds in excess of this amount will be paid immediately to the charitable beneficiary.


     The Charter exempts Mr. Bedford and BPLP from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit and creates separate ownership limitations for each of these two parties. Mr. Bedford is limited to the ownership, either actual or constructive under the applicable attribution rules of the Code, of no more than 15% of the lesser of the number or value of the outstanding shares of Common Stock, as adjusted to take into account the conversion of the 8,333,334 shares of Convertible Preferred Stock. BPLP is limited to the ownership, either actual or constructive under the applicable attribution rules of the Code, of 100% of the outstanding shares of the Convertible Preferred Stock and 58% of the lesser of the number or value of outstanding shares of Common Stock, as adjusted to take into account the conversion of the 8,333,334 shares of Convertible Preferred Stock. If shares of the Convertible Preferred Stock are redeemed pursuant to the redemption rights of the Convertible Preferred Stock, the percentage limit applicable to Mr. Bedford increases automatically so as to permit his continued ownership after the redemption of the number of shares of Common Stock that he was permitted to own pursuant to his ownership limitation immediately prior to the redemption, and BPLP's ownership limitation percentage with respect to shares of Common Stock decreases by the same amount of Mr. Bedford's increase.



     In addition, the Charter permits the Board of Directors to waive, under certain conditions, the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit for other stockholders as to any class or series of the outstanding stock of the Company and to establish an ownership limitation relating to such stockholders' stock ownership. The Company has agreed in the Stock Purchase Agreement that it will not unreasonably withhold its consent to any transfer by BPLP, provided that the proposed transferee supplies such reasonable representations and undertakings as appropriate to ensure that the transfer will not cause the Company to lose its status as a REIT.


     If the Board of Directors at any time determines in good faith that a transfer or other event has taken place that results in a violation of the above-described ownership limits or that a person intends to acquire or has attempted to acquire constructive or beneficial ownership of stock of the Company in violation of the above described limits, the Board of Directors is required to take such action as it deems advisable to refuse to give effect or to prevent such transfer or other event, including but not limited to causing the Company to repurchase stock, refuse to give effect to such ownership or acquisition on the books of the Company or instituting proceedings to enjoin such transfer or event.

     The constructive ownership rules are complex and may cause Common Stock or Convertible Preferred Stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than five percent of the number or value of outstanding Common Stock or of less than five percent of the value of outstanding Convertible Preferred Stock (or the acquisition of an interest in an entity which owns Common Stock or Convertible Preferred Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own Common Stock or Convertible Preferred Stock in excess of the limits described above, and thus subject such stock to the Common Ownership Limit or the Aggregate Stock Ownership Limit set forth in the Charter.


     The Charter also requires all persons who own five percent (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder which, in the case of the Company, is one percent) of the outstanding shares of the stock of the Company to file each year a completed questionnaire with the Company containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. In addition, upon demand, each beneficial or constructive owner of stock of the Company is required to disclose to the Company in writing such information as the Company in good faith deems necessary to determine the Company's status as a REIT or to comply with the requirements of any taxing authority or governmental agency or to determine such compliance.


     LIMITATIONS ON TRANSFER OF CONVERTIBLE PREFERRED STOCK


     The terms of the Convertible Preferred Stock prohibit anyone from owning Convertible Preferred Stock, and permit the Company to invalidate any transfer of Convertible Preferred Stock, if the Company's Board of Directors, in good faith, concludes that any such ownership or transfer will or could result in the Company's losing its REIT status. In addition, the following are prohibited from purchasing or holding shares of Convertible Preferred Stock or holding shares of Common Stock issued on conversion of Convertible Preferred Stock (but only so long as such Common Stock is a "restricted security" as defined in Rule 144):
(i) individuals, (ii) pension plans in which five or fewer individuals own more than 50% of the actuarial interests, (iii) trusts described in Code section 501(c)(17) that are part of a plan providing for the payment of supplemental unemployment benefits, (iv) charitable foundations that are private foundations described in Code section 509(a), (v) portions of a trust described in Code section 642(c) that are permanently set aside or to be used exclusively to make charitable contributions, (vi) a corporation with respect to which the stock ownership requirement of Code section 542(a)(2) is met (generally five or fewer individuals -- which includes the entities described above -- directly or through attribution own more than 50% of the value of the corporation's outstanding stock), and (vii) partnerships or trusts that directly, or through other partnerships or trusts, are more than 50% owned by individuals or the entities described above. Under appropriate circumstances, the Board of Directors may waive one or more of the foregoing restrictions.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock and the Convertible Preferred Stock is Chemical Mellon Shareholder Services LLC.

                 CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE
                          COMPANY'S CHARTER AND BYLAWS

     The following summary of certain provisions of Maryland law and of the Charter and Bylaws of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the Charter and Bylaws of the Company. Copies of the Charter and Bylaws may be obtained as described under "Available Information."

MARYLAND BUSINESS COMBINATION LAW

     Under the MGCL, certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any Interested Stockholder or an affiliate thereof are prohibited for five years after the date on which the Interested Stockholder becomes an Interested Stockholder unless approved by two super-majority votes of the stockholders. Under the MGCL, an "Interested Stockholder" includes any individual or entity owning 10% or more of a corporation's outstanding stock which is entitled to vote generally in the election of directors ("Voting Stock"). However, as permitted by the statute, the Board of Directors has elected to exempt the Company from the business combination provision of the MGCL and, therefore, unless such exemption is amended or repealed by the Board of Directors, the five-year prohibition and the super-majority vote requirements described above will not apply to any business combination between any Interested Stockholder and the Company.


     Although the Board of Directors has voted to exempt any business combination with an Interested Stockholder from the provisions of the business combination provisions of the MGCL, such exemption may be amended or repealed by the Board of Directors at any time, except that the exemption may not be repealed or amended with respect to BPLP, BPLP affiliates, and certain transactions involving the redemption of the Convertible Preferred Stock. Such action by the Board of Directors would impose the restrictions of the business combination provisions of the MGCL on the Company, which could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interest of the stockholders or that could otherwise adversely affect the interests of the stockholders.


CONTROL SHARE ACQUISITIONS

     The MGCL also provides that "control shares" (defined below) of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. The control share provisions of the MGCL do not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the corporation's charter or bylaws. The Bylaws of the Company currently contain a provision exempting from the control share provisions of the MGCL any and all acquisitions by any person of the Company's shares of stock and, as a result, the control share provisions currently do not apply to the Company. There can be no assurance, however, that such provision will not be amended or eliminated by the Board of Directors (subject to the consent of the holders of the Convertible Preferred Stock required by the Charter) at any time in the future.

     "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Thus, if an acquisition of control shares within one range is approved by stockholders and is followed by an acquisition of additional control shares by the same person that results in the total number of control shares owned by that person being in a higher range, then voting rights for the additional shares in excess of the previously approved range would also have to be approved by the stockholders. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of the stockholders meeting at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at the stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.


     As stated above, the control share provisions of the MGCL do not currently apply to the Company because the Bylaws of the Company contain a provision exempting from the control share provisions of the MGCL any and all acquisitions by any person of the Company's shares of stock. There can be no assurance, however, that such provision will not be amended or eliminated by the Board of Directors (subject to the consent of the holders of the Convertible Preferred Stock required by the Bylaws) at any time in the future. Moreover, any amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the MGCL not only to shares which may be acquired in any future control share acquisitions, but also to shares acquired in prior control share acquisitions. The potential for such application of the control share provisions of the MGCL could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interest of the stockholders.


INTERESTED DIRECTOR TRANSACTIONS

     The MGCL provides that a contract or other transaction between a corporation and any of its directors or between a corporation and any other entity in which any of its directors is a director or has a material financial interest is not void or voidable by reason of such common directorship or interest if: (i) the fact of the common directorship or interest is disclosed or known to the board of directors and the board of directors ratifies or approves the contract or transaction by the affirmative vote of a majority of its disinterested directors; (ii) the fact of the common directorship or interest is disclosed or known to the stockholders entitled to vote, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation; or (iii) the contract or transaction is fair and reasonable to the corporation. In addition, the Company's Charter contains a provision for approval by the disinterested directors that is substantially similar to the provision of the MGCL referred to in clause (i) of the preceding sentence.


AMENDMENTS TO THE CHARTER AND BYLAWS



     The Charter provides generally that its provisions may be amended only by the affirmative vote of a majority of all the votes entitled to be cast on the matter. However, the approval of holders of a majority of the outstanding shares of Convertible Preferred Stock, voting as a single class, is required in order to amend the Charter in a way that would materially and adversely affect the rights or preferences of the holders of Convertible Preferred Stock or to authorize any class or series of stock having rights equal or senior to the Convertible Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company. See "-- Convertible Preferred Stock -- Voting Rights."


     The Bylaws provide that the Board of Directors has the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws, except as provided with respect to the provision regarding the exemption from the control share provisions of the MGCL, in which case consent of the holders of the Convertible Preferred Stock is necessary to amend or repeal.

THE BOARD OF DIRECTORS


     The Bylaws provide that the number of Directors of the Company may be established by a majority of the entire Board of Directors but may not be fewer than three nor more than 15, and at least one-half of the Board of Directors shall consist of Independent Directors. The Bylaws define "Independent Director" as a director who is not, directly or indirectly, an affiliate of the Company (as defined in Rule 144 of the rules promulgated under the Securities Act). Any vacancy on the Company's Board of Directors for any cause other than an increase in the number of Directors shall be filled by a majority of the remaining Directors (although such majority is less than a quorum). However, any vacancy that arises because an Independent Director ceases to be a Director of the Company will be filled by the selection of a successor Director by a majority vote of the remaining Independent Directors (although less than a quorum). Any vacancy on the Board created by an increase in the number of Directors may be filled by a majority vote of the entire Board of Directors, except that a vacancy which is required to be filled by an Independent Director pursuant to the Company's Bylaws will be filled by a majority vote of the Board of Directors' remaining Independent Directors (although less than a quorum). The Bylaws provide that an individual so elected as a Director will hold office for the unexpired term of the Director he is replacing. The holders of the Convertible Preferred Stock have certain rights with respect to the election of Directors. See "-- Convertible Preferred Stock -- Voting Rights."


ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS


     The Bylaws of the Company provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to the Company's notice of meeting, (ii) by or at the discretion of the Board of Directors or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws and (b) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of meeting, (ii) by or at the discretion of the Board of Directors or (iii) provided that the Board of Directors has determined that Directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws. The foregoing provisions of the Company's Bylaws could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or the Convertible Preferred Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of the material federal income tax considerations associated with an investment in the Common Stock offered hereby. Shearman & Sterling, counsel to the Company, has reviewed the following discussion and is of the opinion that it fairly summarizes the federal income tax considerations that are likely to be material to a holder of Common Stock. The following discussion is not exhaustive of all possible tax considerations and is not tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to a particular prospective stockholder in light of his or her personal circumstances; nor does it deal with particular types of stockholders that are subject to special treatment under the Code, such as insurance companies, financial institutions and broker-dealers. The Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and this summary is qualified in its entirety by the applicable Code provisions, rules and Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof. The following discussion and the opinions of Shearman & Sterling are based on current law.

     EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO SUCH PURCHASER'S SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, HOLDING AND SALE OF COMMON STOCK OF THE COMPANY.

FEDERAL INCOME TAXATION OF THE COMPANY


     The Company believes that, commencing with its taxable year ending December 31, 1985, it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified. The Company has not and does not intend to request a ruling from the IRS as to its status as a REIT. Based on various assumptions and factual representations made by the Company, in the opinion of Shearman & Sterling, counsel to the Company, the Company was organized in conformity with the requirements for qualification as a REIT, the Company has operated so as to qualify as a REIT since its taxable year ended December 31, 1992 (which such counsel believes is the Company's earliest taxable year which is within the normal period for federal tax audit), and the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. Such qualification depends upon the Company's ability to meet the various requirements imposed under the Code through actual operations, as discussed below, and no assurance can be given that actual operations will meet these requirements. The opinion of Shearman & Sterling is not binding on the IRS. The opinion of Shearman & Sterling also is based upon existing law, the Treasury Regulations, currently published administrative positions of the IRS and judicial decisions, which are subject to change either prospectively or retroactively. In addition, as discussed under "Risk Factors -- Tax Risks; Risks Associated with REIT Status," for tax years 1992 and 1993 (and possibly for certain prior years which such counsel believes are outside the normal period for federal tax audit) it is uncertain whether the Company properly requested the written statements required by the Treasury Regulations concerning the ownership of its stock by certain stockholders of record (the "Stockholder Polling Requirements") from certain clearing organizations holding Common Stock as nominees for the beneficial owners of such shares. However, the Company did employ stockholder polling procedures for tax years 1992 and 1993 which it believes went beyond what is required by the Treasury Regulations in providing stockholder ownership information for purposes of determining whether the Company satisfied the Five or Fewer Requirement (defined below under the caption"-- Requirements for Qualification"). In that regard, the Company has received an opinion of Shearman & Sterling to the effect that, based on various assumptions and factual representations made by the Company, the Company has not, by virtue of the Stockholder Polling Requirements, failed to qualify as a REIT with respect to tax years 1992 and 1993.


     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to stockholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its stockholders. This deduction for dividends paid to stockholders substantially eliminates the federal "double taxation" on earnings

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

(once at the corporate level and once again at the stockholder level) that usually results from investments in a corporation.

     The Company, however, will be subject to federal income tax, as follows: first, the Company will be taxed at regular corporate rates on its undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax." Third, if the Company has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy either the 75% or 95% gross income test (discussed below) but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company fails to distribute during each year at least the sum of (i) 85% of its REIT ordinary income for such year,
(ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company should acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction and the Company subsequently recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the Company, then, to the extent of the excess of (a) the fair market value of the asset as of the beginning of the applicable Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (the "Built-In Gain"), such gain will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS (the "Built-In Gain Rules").

REQUIREMENTS FOR QUALIFICATION

     To qualify as a REIT, the Company must elect to be so treated and must meet the requirements, discussed below, relating to the Company's organization, sources of income, nature of assets and distributions of income to stockholders.

  Organizational Requirements


     The Code defines a REIT as a corporation, trust or association: (i) that is managed by one or more directors or trustees, (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that would be taxable as a domestic corporation but for the REIT requirements, (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons (the "100 Stockholder Requirement"), and (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities) (the "Five or Fewer Requirement"). In addition, certain other tests, described below, regarding the nature of its income and assets also must be satisfied. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (v) and (vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (vi).


     In order to protect the Company from a concentration of ownership of its stock that would cause the Company to fail the Five or Fewer Requirement or the 100 Stockholder Requirement, the Charter of the Company provides that no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than 5% (in value) of the aggregate outstanding shares of all classes of

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

stock of the Company or more than 5% (in number or value, whichever is more restrictive) of the outstanding shares of Common Stock, with certain exceptions. In addition, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's stock if such ownership would cause more than 50% in value of the Company's outstanding stock to be owned by five or fewer individuals or would result in the Company's stock being beneficially owned by less than 100 persons (determined without reference to any rule of attribution). See "Description of Capital Stock of the Company -- Restrictions on Transfer and Ownership of Capital Stock." In addition, certain investors will be prohibited from purchasing or holding shares of Convertible Preferred Stock or holding shares of Common Stock issued on conversion of the Convertible Preferred Stock (but only so long as such Common Stock is a "restricted security" as defined in Rule 144). See "Description of Capital Stock of the Company -- Restrictions on Transfer and Ownership of Capital Stock." In rendering its opinion that the Company has operated so as to qualify, and its proposed method of operation will enable it to qualify, as a REIT, Shearman & Sterling is relying on the representation of the Company that the ownership of its stock has satisfied and will satisfy the Five or Fewer Requirement and the 100 Stockholder Requirement; and Shearman & Sterling expresses no opinion as to whether, as a matter of law, the provisions contained in the Charter or the additional ownership restrictions imposed on the Convertible Preferred Stock will preclude the Company from failing the Five or Fewer Requirement or the 100 Stockholder Requirement.

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar year taxable year.

     The Company owns and operates a number of properties through subsidiaries. Under the Code, a corporation which is a "qualified REIT subsidiary" is not treated as a separate corporation; rather, all assets, liabilities and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. While this summary generally does not address state tax consequences, some states may not recognize a "qualified REIT subsidiary", which could cause a subsidiary to be taxed or could cause the Company to fail to qualify as a REIT under such state law.

  Income Tests

     To maintain qualification as a REIT, three gross income requirements must be satisfied annually. First, at least 75% of the Company's gross income, excluding gross income from certain dispositions of property held primarily for sale to customers in the ordinary course of a trade or business ("prohibited transactions") for each taxable year, must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from such real property investments and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from "prohibited transactions" and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received or deemed to be received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent generally must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property," however, solely by reason of being based on a fixed percentage or percentages of receipts of sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or constructive owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant. Third, if rent attributable to personal property, leased in

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

connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as "rents from real property." Fourth, for rents to qualify as "rents from real property" the REIT must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom the REIT does not derive any income; provided, however, that a REIT may provide services with respect to its properties and the income will qualify as "rents from real property" if the services are "usually or customarily rendered" in connection with the rental of room or other space for occupancy only and are not otherwise considered "rendered to the occupant."

     The Company has not and does not anticipate that it will in the future charge rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of receipts of sales consistent with the rule described above). The Company has not and does not anticipate that it will in the future derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is eligible for relief under certain provisions of the Code. These relief provisions will be generally available if (i) the Company's failure to meet these tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its income to its federal income tax return and (iii) any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether, in all circumstances, the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. As discussed above in "-- Federal Income Taxation of the Company," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if the Company fails the 30% income test; and in such case, the Company will cease to qualify as a REIT. See "Risk
Factors -- Tax Risks; Risks Associated with REIT Status -- Adverse Consequences of the Failure to Maintain Qualification as a REIT."

     Asset Tests

     At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, cash, cash items and government securities. Second, no more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company has maintained and intends in the future to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

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

     Annual Distribution Requirements


     In order to be taxed as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (a) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends-paid deduction and the Company's net capital gain) and (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate or in the following taxable year if declared before the Company timely files its federal income tax return for such year and if paid on or before the first regular dividend payment after such declaration. Even if the Company satisfies the foregoing distribution requirements, to the extent that the Company does not distribute all of its net capital gain or "REIT taxable income," as adjusted, it will be subject to tax thereon at regular capital gains or ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, during its Recognition Period, if the Company disposes of any asset subject to the Built-In Gain Rules, the Company will be required, pursuant to guidance issued by the IRS, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of the asset.


     It is expected that the Company's REIT taxable income will continue to be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, as a result of timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or as a result of nondeductible expenses such as principal amortization or repayments, or capital expenditures in excess of non-cash deductions. In the event that such timing differences occur, the Company may find it necessary to seek funds through borrowings or the issuance of equity securities (there being no assurance that it will be able to do so) or, if possible to pay taxable stock dividends in order to meet the dividend requirement.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be dividends, taxable as ordinary income; and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless the Company is entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limit on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. See "Risk
Factors -- Tax Risks; Risks Associated with REIT Status -- Adverse Consequences of the Failure to Maintain Qualification as a REIT."

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

TAXATION OF U.S. STOCKHOLDERS

     As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for United States federal income tax purposes (a) is a citizen or resident of the United States, (b) is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (c) is an estate or trust, the income of which is subject to United States federal income taxation regardless of its source. For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to taxable U.S. Stockholders will be taxed as follows.

     Distributions Generally

     Distributions to U.S. Stockholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of the Company's current or accumulated earnings and profits and will be taxable to the stockholders as ordinary income. For purposes of determining whether distributions are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Company's Preferred Stock, and then allocated to the Common Stock. These distributions are not eligible for the dividends-received deduction for corporations. To the extent that the Company makes a distribution in excess of its current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Stockholder's Common Stock, and the distribution in excess of a U.S. Stockholder's tax basis in its Common Stock will be taxable as gain realized from the sale of its Common Stock. Dividends declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of the year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include on their own federal income tax returns any losses of the Company.

     The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in "-- Federal Income Taxation of the Company" above. Moreover, any "deficiency dividend" will be treated as an ordinary or capital gain dividend, as the case may be, regardless of the Company's earnings and profits. As a result, stockholders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

     Capital Gain Dividends

     Dividends to U.S. Stockholders that are properly designated by the Company as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the stockholder has held his stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

     Passive Activity Loss and Investment Interest Limitations

     Distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income, and therefore stockholders may not be able to apply any "passive activity losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital) will generally be treated as investment income for purposes of the investment income limitation on the deduction of investment interest. Under recently enacted legislation, net capital gain from the disposition of Common Stock and capital gain dividends generally will be excluded from investment income.

     Certain Dispositions of Shares

     In general, a U.S. Stockholder will realize capital gain or loss on the disposition of shares of Common Stock equal to the difference between the sales price for such shares and the adjusted tax basis for such shares. Gain or loss realized upon a sale or exchange of Common Stock by a U.S. Stockholder who has held such Common Stock for more than one year will be treated as long-term capital gain or loss, respectively, and

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

otherwise will be treated as short-term capital gain or loss. However, losses incurred on the sale or exchange of Common Stock held for less than six months (after applying certain holding period rules) will be deemed long-term capital loss to the extent of any capital gain dividends received by the selling stockholder from those shares.

     Treatment of Tax-Exempt Stockholders

     Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account ("IRA") or a 401(k) plan, that holds the Common Stock as an investment will not be subject to tax on dividends paid by the Company. However, if such tax-exempt investor is treated as having purchased its Common Stock with borrowed funds, some or all of its dividends will be subject to tax. In addition, a portion of the dividends paid to certain pension plans (including 401(k) plans but not including IRAs and government pension plans) that own more than 10% (by value) of the Company's outstanding Common Stock and Convertible Preferred Stock will be taxed as unrelated business taxable income if the Company is treated as predominantly owned within the meaning of the Code by such pension plans.

SPECIAL TAX CONSIDERATIONS FOR FOREIGN STOCKHOLDERS

     The rules governing United States federal income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (collectively, "Non-U.S. Stockholders") are complex, and the following discussion is intended only as a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in the Company, including any reporting requirements.

     In general, Non-U.S Stockholders will be subject to regular United States federal income tax with respect to their investment in the Company if the investment is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Code, which is imposed in addition to regular United States federal corporate income tax generally at the rate of 30%, subject to reduction under a tax treaty, if applicable. The following discussion will apply to Non-U.S. Stockholders whose investment in the Company is not so effectively connected.

     A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that is not designated by the Company as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a United States federal income tax equal to 30% of the gross amount of the dividend unless this tax is reduced by an applicable tax treaty. To the extent that the Company makes a distribution in excess of its current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing a Non-U.S. Stockholder's basis in its Common Stock (but not below zero), and the distribution in excess of a Non-U.S. Stockholder's tax basis in its Common Stock will be treated as gain realized from the sale of its Common Stock.

     Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Stockholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Stockholder as if the distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Stockholder will be taxed at the normal capital gain rates applicable to a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions subject to FIRPTA also may be subject to the branch profits tax generally at the rate of 30%, subject to reduction under a tax treaty, if applicable.

     Although tax treaties may reduce the Company's withholding obligations, the Company generally will be required to withhold from distributions to Non-U.S. Stockholders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of all other distributions, unless reduced by an applicable

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

tax treaty. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. Because the Company will withhold 30% of all other distributions, a Non-U.S. Stockholder will be entitled to a refund from the IRS to the extent the distribution is not a distribution out of earnings and profits.

     Unless the Common Stock constitutes a "United States real property interest" within the meaning of FIRPTA, a sale of Common Stock by a Non-U.S. Stockholder generally will not be subject to United States federal income taxation. The Common Stock will not constitute a United States real property interest if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Stockholders. It is currently anticipated that the Company will be a domestically controlled REIT and therefore that the sale of Common Stock will not be subject to taxation under FIRPTA. However, because the Common Stock is publicly traded, no assurance can be given that the Company will continue to be a domestically controlled REIT. Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the non-resident alien individual will be subject to a 30% tax on his or her U.S. source capital gains. If the Company were not a domestically controlled REIT, gain on the sale of Common Stock would be subject to taxation under FIRPTA, and a Non-U.S. Stockholder would be subject to the same treatment as a U.S. Stockholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). In such case, under FIRPTA the purchaser of Common Stock may be required to withhold 10% of the purchase price and remit this amount to the IRS.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Under certain circumstances, U.S. Stockholders may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Common Stock. Backup withholding will apply only if the holder (i) fails to furnish his or her taxpayer identification number ("TIN") (which, for an individual, would be his or her Social Security number),
(ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends or is otherwise subject to backup withholding or (iv) under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and (a) that he or she has not been notified by the IRS that he or she is subject to backup withholding for failure to report interest and dividend payments or (b) that he or she has been notified by the IRS that he or she is no longer subject to backup withholding. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

     U.S. Stockholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder's United States federal income tax liability and may entitle the U.S. Stockholder to a refund, provided that the required information is furnished to the IRS.

     Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Stockholders. Non-U.S. Stockholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

STATE AND LOCAL TAX

     The Company and its stockholders may be subject to state and local tax in states and localities in which it does business or owns property. The tax treatment of the Company and the stockholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              ERISA CONSIDERATIONS

     The following is intended to be a summary only and is not a substitute for careful planning with a professional. Employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and various sections of the Code considering purchasing the shares of Common Stock should consult with their own tax and other appropriate counsel regarding the application of ERISA and the Code to their purchase of the Common Stock. Benefit Plans (as defined below) should also consider the entire discussion under the heading "Federal Income Tax Considerations" as material contained therein is relevant to any decision by a Plan to purchase the Common Stock.

FIDUCIARY CONSIDERATIONS

     Certain employee benefit plans and individual retirement accounts and individual retirement annuities ("IRAs") (collectively "Benefit Plans") are subject to various provisions of ERISA and the Code. Before investing in the Common Stock of the Company, a Benefit Plan fiduciary should ensure that such investment is in accordance with ERISA's general fiduciary standards. In making such a determination, a Benefit Plan fiduciary should ensure that the investment is in accordance with the governing instruments and the overall policies of the Benefit Plan, and that the investment will comply with the diversification and composition requirements of ERISA. In addition, provisions of ERISA and the Code prohibit transactions involving the assets of a Benefit Plan by persons who have specified relationships with such Benefit Plan ("Parties in Interest" under ERISA and "Disqualified Persons" under the Code, collectively referred to herein as "Parties in Interest"), unless an exemption is available for such transaction. The consequences of such prohibited transactions include the imposition of excise taxes, possible disqualification of IRAs and other liabilities. A Benefit Plan fiduciary should ensure that any investment in shares of the Common Stock will not constitute or give rise to a direct or indirect non-exempt prohibited transaction. A Benefit Plan fiduciary should also consider prohibitions in ERISA relating to improper delegation of control over or responsibility for "plan assets."

PLAN ASSETS ISSUE

     In certain circumstances where a Benefit Plan holds an interest in an entity, the assets of the entity are deemed to be "plan assets" (the "Look-Through Rule") of such Benefit Plan for purposes of the prohibited transactions provisions of the ERISA Code. In addition, under such circumstances, any person that exercises authority or control with respect to the management or disposition of such assets is a Benefit Plan fiduciary. "Plan assets" are not defined in ERISA or the Code, but the United States Department of Labor has issued a regulation, effective March 13, 1987 (the "Regulation"), that outlines the circumstances under which a Plan's interest in an entity will be subject to the Look-Through Rule.

     The Regulation applies to the purchase by a Benefit Plan of an "equity interest" in an entity, such as common stock of a REIT. However, the Regulation provides an exception to the Look-Through Rule for equity interests that are "publicly-offered securities."


     Under the Regulation, a "publicly-offered security" is a security that is
(1) freely transferable, (ii) part of a class of securities that is widely-held and (iii) either (a) part of a class of securities that is registered under section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (b) sold to a Benefit Plan as part of an offering of securities, and the class of securities of which such security is a part is registered under the Exchange Act within 120 days (or such longer period allowed by the Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Generally, if the security is part of an offering in which the minimum investment is $10,000 or less, any restriction on or prohibition against transfer or assignment of such security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not itself prevent the security from being considered freely transferable. A class of securities is considered "widely-held" if immediately after the initial offering it is owned by 100 or more investors independent of the issuer and of one another.


     It is anticipated by the Company that the Common Stock will meet the criteria of the publicly-offered securities exceptions to the Look-Through Rule. Accordingly, the Company believes that, if a Benefit Plan purchases shares of the Common Stock, the Company's assets should not be deemed to be "plan assets."


                        SHARES AVAILABLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 6,395,325 shares of Common Stock outstanding, as adjusted to give effect to a one-for-two reverse stock split of the Common Stock effected March 29, 1996. All of such shares are freely tradeable without restriction under the Securities Act except for the 909,662 shares beneficially held by Mr. Bedford and 220,400 shares beneficially held by certain other senior officers and directors of the Company, all of whom may be deemed "affiliates" of the Company as defined in Rule 144 under the Securities Act ("Rule 144"). The shares held by Mr. Bedford and such other senior officers and directors of the Company are eligible for resale pursuant to Rule 144 under the Securities Act, subject to compliance with certain volume and other limitations imposed pursuant to Rule 144 and, in the case of Mr. Bedford, subject to a standstill agreement between Mr. Bedford and the Company, discussed below.


     In general, under Rule 144 as currently in effect, if two years have elapsed since the date of acquisition of restricted shares from the Company or any "affiliate" of the Company, as that term is defined under the Securities Act, the acquiror or subsequent holder thereof is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain provisions relating to the manner of sale, notice requirements and the availability of current public information about the Company. If three years have elapsed since the date of acquisition of restricted shares from the Company or from any "affiliate" of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to volume limitations, manner of sale provisions, public information requirements or notice requirements.


     "Restricted securities" (as defined in Rule 144) also may be sold pursuant to a registration statement filed by the Company under the Securities Act or another exemption from registration that might be available without compliance with the requirements of Rule 144. In that regard, pursuant to a registration rights agreement, Mr. Bedford has the right to require the Company to register up to 250,000 shares of Common Stock under the Securities Act for offer and sale to the public (including by way of an underwritten public offering) and to cause such shares to be included in any registration statement filed by the Company.



     In connection with the issuance of the Convertible Preferred Stock in September 1995, Mr. Bedford has agreed not to sell, transfer or otherwise dispose of any of 599,139 shares of Common Stock beneficially owned by him without the consent of the Board of Directors. This agreement will remain in effect until the Company notifies Mr. Bedford that such limitation no longer applies or the Company no longer qualifies as a REIT under the Code.



     In connection with the Offering, the Company's directors and senior officers, holding in the aggregate 1,130,062 shares of Common Stock, have agreed that they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of one year after the date of this Prospectus, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, or enter into any agreement to sell, any shares of Common Stock or any securities convertible or exchangeable or exercisable for Common Stock. In connection with the Offering, the Company has agreed, subject to certain exceptions, that it will not for a period of 180 days after the date of this Prospectus, without the prior written consent of Merrill Lynch, Pierce,

Fenner & Smith Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act with respect to any of the foregoing.



     As of December 31, 1995, options to purchase 343,750 shares of Common Stock were outstanding, of which 200,875 shares were subject to then-exercisable options. Furthermore, an additional 702,375 shares of Common Stock are reserved for issuance under the Company's option plans. Upon exercise of these options, all of the shares will be freely tradeable (except those shares held by affiliates).



     Shares of Convertible Preferred Stock will be convertible at the option of the holder at any time after September 18, 1997 into such number of shares of Common Stock as is determined by dividing $6.00 by the then conversion price in respect of the Convertible Preferred Stock (the "Conversion Price"). The current Conversion Price is $12.00 per share and, therefore, each share of Convertible Preferred Stock currently is convertible into one half of one share of Common Stock. There were 8,333,334 shares of Convertible Preferred Stock outstanding on December 31, 1995. The Conversion Price is subject to adjustment as described above, under the heading "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Conversion Rights." The outstanding shares of Convertible Preferred Stock and the Common Stock issuable upon conversion thereof are "restricted securities" within the meaning of Rule 144. In that regard, BPLP and certain of its transferees have the right, in one or more registrations, to cause the Company to register the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock for sale to the public. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Registration Rights."


     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Stock. See "Risk Factors -- Shares Available for Future Sale."

                                  UNDERWRITING



     The Underwriters named below, acting through their Representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Smith Barney Inc., Robertson, Stephens & Company LLC and Sutro & Co. Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions of the Purchase Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased. In the event of a default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Purchase Agreement may be terminated.



                                                                                NUMBER OF
                                          UNDERWRITER                            SHARES
                 ----------
                                                                                ---------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated.................................................
    Smith Barney Inc..........................................................
    Robertson, Stephens & Company LLC.........................................
    Sutro & Co. Incorporated..................................................
                                                                                ---------
                 Total........................................................  3,350,000
                                                                                =========



     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of $     per share of Common Stock. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $     per share of Common Stock on sales to certain other dealers. After the
Offering, the public offering price, concession and discount may be changed.



     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an additional 502,500 shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the number of shares of Common Stock initially offered hereby.



     The directors and senior officers of the Company have agreed that they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, for a period of one year after the date of this Prospectus, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, or enter into any agreement to sell, any shares of Common Stock or any securities convertible or exchangeable or exercisable for Common Stock. In connection with the Offering, the Company has agreed, subject to certain exceptions, that it will not for a period of 180 days after the date of this Prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act with respect to any of the foregoing.



     Bedford has agreed to pay Merrill Lynch, Pierce, Fenner & Smith Incorporated a financial advisory fee in connection with the Offering equal to
 .25% of the gross proceeds realized from the Offering.


     The Company has agreed to indemnify the Underwriters against civil liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                    EXPERTS


     The consolidated financial statements and financial statement schedule of Bedford Property Investors, Inc. as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, the Historical Summaries of Gross Income and Direct Operating Expenses of the Landsing Pacific Portfolio, 3002 Dow Business Center and 350 East Plumeria Drive for the year ended December 31, 1994, and the Historical Summary of Gross Income and Direct Operating Expenses of 6600 College Boulevard for the years ended December 31, 1994, 1993 and 1992 have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain legal matters related to the Offering will be passed upon for the Company by Shearman & Sterling, San Francisco, California. In addition, the description of federal income tax consequences contained in the section of the Prospectus entitled "Federal Income Tax Considerations" is based upon the opinion of Shearman & Sterling. Certain legal matters related to the Offering will be passed upon for the Underwriters by Brown & Wood, San Francisco, California.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) on Form S-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission, and in the exhibits thereto. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices listed below.


     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements, and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents are incorporated by reference in this Prospectus:


     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.



     2. The Company's Annual Report on Form 8-K/A filed on February 23, 1996.



     3. The Company's Current Report on Form 8-K/A filed on February 16, 1996.



     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing hereof and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (WITHOUT EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST. REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO BEDFORD PROPERTY INVESTORS, INC., 270 LAFAYETTE CIRCLE, LAFAYETTE, CALIFORNIA 94549,
ATTENTION: INVESTOR RELATIONS (TELEPHONE: (510) 283-8910).

                                    GLOSSARY

     "301 East Grand" refers to one of the Company's five industrial properties located in the Pacific International Business Center in South San Francisco, California.

     "342 Allerton" refers to one of the Company's five industrial properties located in the Pacific International Business Center in South San Francisco, California.

     "350 East Plumeria Drive" refers to the Company's industrial property located in San Jose, California.

     "400 Grandview" refers to one of the Company's five industrial properties located in the Pacific International Business Center in South San Francisco, California.

     "410 Allerton" refers to one of the Company's five industrial properties located in the Pacific International Business Center in South San Francisco, California.

     "417 Eccles" refers to one of the Company's five industrial properties located in the Pacific International Business Center in South San Francisco, California.

     "1000 Town Center Drive" refers to the Company's suburban office property located in Oxnard, California.


     "1996 Mortgage Loans" means the $20.2 million loan made to the Company in March 1996 secured by mortgages on three of the Company's Properties.


     "3002 Dow Business Center" refers to the Company's industrial property located in Tustin, California.

     "6600 College Boulevard" refers to the Company's suburban office property in Overland Park, Kansas.

     "Academy Place Shopping Center" refers to the Company's retail property in Colorado Springs, Colorado.


     "BPLP" refers to Bed Preferred No. 1 Limited Partnership, a Delaware limited partnership and the purchaser of 8,333,334 shares of the Company's Convertible Preferred Stock issued and sold on September 18, 1995. BPLP is beneficially owned by an investment fund managed by Aldrich Eastman Waltch, a national real estate investment adviser whose clients primarily include institutional investors.



     "Annualized Base Rent" means, for any property and at any date, the product of (i) the monthly base rent in effect with respect to such Property at such date or, if such monthly base rent has been reduced by a temporary rent concession, the monthly base rent that would have been in effect at such date in the absence of such concession, multiplied by (ii) twelve. Annualized Base Rent does not reflect any increases or decreases in monthly rental rates or lease expirations which are scheduled to occur or which may occur after the date of calculation or the cost of any leasing commissions or tenant improvements.


     "Auburn Court" refers to one of the Company's two industrial properties located in Fremont, California.

     "Bedford Acquisitions" refers to Bedford Acquisitions, Inc., a California corporation wholly owned by Mr. Bedford.

     "Board of Directors" refers to the board of directors of the Company.

     "Bryant Street Annex" refers to one of the Company's two industrial properties located in Denver, Colorado.

     "Bryant Street Quad" refers to one of the Company's two industrial properties located in Denver, Colorado.

     "Bylaws" refers to the Bylaws of the Company and all amendments thereto.

     "Building #3 at Contra Costa Diablo Industrial Park" refers to one of the Company's three industrial properties located in Concord, California.

     "Building #8 at Contra Costa Diablo Industrial Park" refers to one of the Company's three industrial properties located in Concord, California.

     "CPI" refers to the Consumer Price Index.

     "Charter" refers to the charter of the Company and all amendments thereto and restatements thereof.

     "Code" refers to the Internal Revenue Code of 1986, as amended.

     "Cody Street Park" refers to the industrial property located in Overland Park, Kansas that the Company sold in September 1995.

     "Convertible Preferred Stock" refers to the Company's Series A Convertible Preferred Stock, par value $.01 per share.

     "Credit Facility" refers to the Company's $60 million revolving credit facility with Bank of America NT & SA.

     "Dupont Industrial Center" refers to the Company's industrial property in Ontario, California.


     "Edison Square Partnerships" refers to the Company's partnership interests in three Edison, New Jersey properties that the Company sold in May 1993.


     "Employee Stock Option Plan" refers to the Bedford Property Investors, Inc. Employee Stock Option Plan, effective September 16, 1985, and amended on June 9, 1993, February 7, 1994 and September 12, 1994.


     "Funds From Operations" is defined by the National Association of Real Estate Investment Trusts as net income (loss) (computed in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructurings and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Funds From Operations is presented in conformity with the 1995 NAREIT "White Paper" interpretation.


     "IBM Building" refers to the suburban office property located in Jackson, Mississippi that the Company sold in October 1995.

     "ICM" refers to ICM Property Investors Incorporated, the predecessor corporation of the Company.

     "Industrial Properties" refers to 301 East Grand, 342 Allerton, 400 Grandview, 410 Allerton, 417 Eccles, 3002 Dow Business Center, Auburn Court, Bryant Street Annex, Bryant Street Quad, Building #3 at Contra Costa Industrial Park, Building #8 at Contra Costa Industrial Park, Building #18 at Mason Industrial Park, 350 East Plumeria Drive, Dupont Industrial Center, Lackman Business Center, Milpitas Town Center, Ninety-Ninth Street #1, Ninety-Ninth Street #2, Ninety-Ninth Street #3, St. Paul Business Center East, St. Paul Business Center West, Twin Oaks Business Park, Twin Oaks Technology Center and Westinghouse Drive.

     "Lackman Business Center" refers to one of the Company's four industrial properties located in Lenexa, Kansas.

     "Landsing Pacific Portfolio" refers to the portfolio of the following Properties that the Company acquired from the Landsing Pacific Fund, Inc., a publicly-traded REIT based in San Mateo, California: 301 East Grand, 342 Allerton, 400 Grandview, 410 Allerton, 417 Eccles, Academy Place Shopping Center, Auburn Court, Bryant Street Annex, Bryant Street Quad, St. Paul Business Center East, St. Paul Business Center West, Twin Oaks Business Park, Twin Oaks Technology Center and Westinghouse Drive.

     "Mariner Court" refers to the Company's suburban office property located in Torrance, California.

     "Mason Industrial Park" refers to one of the Company's three industrial properties located in Concord, California.

     "MGCL" refers to the Maryland General Corporation Law, as amended from time to time.

     "Milpitas R&D Property" refers to a 3.1-acre parcel located on the Company's Milpitas Town Center property in Milpitas, California, on which the Company is developing a single-story research and development facility with approximately 45,090 rentable square feet on an unleased ("speculative") basis.


     "Milpitas Town Center" refers to the Company's industrial property located in Milpitas, California.

     "NAREIT" refers to the National Association of Real Estate Investment Trusts, Inc.


     "Ninety-Ninth Street #1" refers to one of the Company's four industrial properties located in Lenexa, Kansas, which was acquired in September 1995.


     "Ninety-Ninth Street #2" refers to one of the Company's four industrial properties located in Lenexa, Kansas, which was acquired in September 1995.

     "Ninety-Ninth Street #3" refers to one of the Company's four industrial properties located in Lenexa, Kansas, which was acquired in December 1990.

     "NOI" means net operating income, which is rental income less rental expenses before depreciation and amortization.


     "Point West Place" refers to the Point West Place office building located in Framingham, Massachusetts that the Company sold during 1993.


     "positive net absorption" means that, for a given period and area in question, there is a net increase in the number of square feet of property under lease.


     "Preferred Stock" refers to the Company's Preferred Stock, par value $.01 per share.


     "Properties" refers collectively to the Company's 30 Properties, which include 24 Industrial Properties, five Suburban Office Properties and one Retail Property.

     "REIT" refers to a real estate investment trust, as defined by Sections 856 through 860 of the Code and applicable Treasury Regulations.

     "Retail Property" refers to Academy Place Shopping Center, the Company's retail property located in Colorado Springs, Colorado.


     "Securities Act" means the Securities Act of 1933, as amended.


     "St. Paul Business Center East" refers to one of the Company's two industrial properties located in Maplewood, Minnesota.

     "St. Paul Business Center West" refers to one of the Company's two industrial properties located in Maplewood, Minnesota.


     "Stock Purchase Agreement" refers to the agreement between BPLP and the Company whereby BPLP agreed to purchase and the Company agreed to sell 8,333,334 shares of Convertible Preferred Stock.


     "Suburban Office Properties" refers to Mariner Court, 1000 Town Center Drive, Village Green, 6600 College Boulevard and Woodlands II.


     "Texas Bank North" refers to the Texas Bank North office building located in San Antonio, Texas that the Company sold in January 1994.


     "Total Market Capitalization" means the aggregate market value of the outstanding shares of Common Stock on a fully-diluted basis plus the outstanding balance of the Convertible Preferred Stock plus the total consolidated indebtedness of the Company.

     "Twin Oaks Business Park" refers to one of the Company's two industrial properties in Beaverton, Oregon.

     "Twin Oaks Technology Center" refers to one of the Company's two industrial properties in Beaverton, Oregon.

     "Village Green" refers to the Company's suburban office property located in Lafayette, California. The Company's headquarters are located at this property.


     "Westinghouse Drive" refers to one of the Company's two industrial buildings located in Fremont, California.

     "Woodlands II" refers to the Company's suburban office property located in Salt Lake City, Utah.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS


                       AND FINANCIAL STATEMENTS SCHEDULE



                                                                                        PAGE
                                                                                        ----
BEDFORD PROPERTY INVESTORS, INC. -- PRO FORMA
     Pro Forma Consolidated Balance Sheet as of December 31, 1995 (unaudited).........   F-2
     Pro Forma Consolidated Statement of Income for the year ended
       December 31, 1995 (unaudited)..................................................   F-3
     Notes to Pro Forma Financial Statements..........................................   F-4
BEDFORD PROPERTY INVESTORS, INC. -- HISTORICAL
     Report of Independent Public Accountants.........................................   F-7
     Consolidated Balance Sheets as of December 31, 1995 and 1994.....................   F-8
     Consolidated Statements of Income for the years ended December 31, 1995, 1994 and
      1993............................................................................   F-9
     Consolidated Statements of Stockholders' Equity for the years ended
       December 31, 1995, 1994 and 1993...............................................  F-10
     Consolidated Statements of Cash Flows for the years ended
       December 31, 1995, 1994 and 1993...............................................  F-11
     Notes to Consolidated Financial Statements.......................................  F-12
     Schedule III -- Real Estate and Accumulated Depreciation.........................  F-21
LANDSING PACIFIC PORTFOLIO -- HISTORICAL
     Independent Auditors' Report.....................................................  F-24
     Historical Summary of Gross Income and Direct Operating Expenses for the year ended December 31, 1994.........................................................  F-25
     Notes to Historical Summary of Gross Income and Direct Operating Expenses........  F-26
3002 DOW BUSINESS CENTER -- HISTORICAL
     Independent Auditors' Report.....................................................  F-27
     Historical Summary of Gross Income and Direct Operating Expenses for the year ended December 31, 1994.........................................................  F-28
     Notes to Historical Summary of Gross Income and Direct Operating Expenses........  F-29
6600 COLLEGE BOULEVARD -- HISTORICAL
     Independent Auditors' Report.....................................................  F-30
     Historical Summary of Gross Income and Direct Operating Expenses for the years ended December 31, 1992, 1993 and 1994..........................................  F-31
     Notes to Historical Summary of Gross Income and Direct Operating Expenses........  F-32
350 EAST PLUMERIA DRIVE -- HISTORICAL
     Independent Auditors' Report.....................................................  F-33
     Historical Summary of Gross Income and Direct Operating Expenses for the year ended December 31, 1994.........................................................  F-34
     Notes to Historical Summary of Gross Income and Direct Operating Expenses........  F-35

                        BEDFORD PROPERTY INVESTORS, INC.



                      PRO FORMA CONSOLIDATED BALANCE SHEET


                            AS OF DECEMBER 31, 1995


                                  (UNAUDITED)


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                            CONSOLIDATED     PROPERTIES      PRO FORMA        CONSOLIDATED
                                             HISTORICAL      ACQUIRED(1)     ADJUSTMENT        PRO FORMA
                                            ------------     -----------     ----------       ------------
ASSETS:
Real estate investment:
  Industrial buildings....................    $ 94,897        $   8,058       $     --          $102,955
  Office buildings........................      30,025            6,120             --            36,145
  Retail buildings........................       6,261               --             --             6,261
                                            ------------     -----------     ----------       ------------
                                               131,183           14,178             --           145,361
  Less accumulated depreciation...........       2,219               --             --             2,219
                                            ------------     -----------     ----------       ------------
                                               128,964           14,178             --           143,142
Cash......................................       1,027          (14,178)        23,650(3)         10,499
Other assets..............................       3,487               --            200(2)          3,687
                                            ------------     -----------     ----------       ------------
          Total assets....................    $133,478        $      --       $ 23,850          $157,328
                                             =========        =========       ========         =========
LIABILITIES AND STOCKHOLDER'S EQUITY:
Bank loan payable.........................    $ 43,250        $      --       $(43,250)(2)(3)   $     --
Mortgage loan payable.....................          --               --         20,200(2)         20,200
Accounts payable and accrued expenses.....       1,451               --             --             1,451
Dividend payable..........................       1,765               --             --             1,765
Acquisition payable.......................       3,000               --             --             3,000
Other liabilities.........................       1,577               --             --             1,577
                                            ------------     -----------     ----------       ------------
          Total liabilities...............    $ 51,043        $      --       $(23,050)         $ 27,993
                                            ------------     -----------     ----------       ------------
Redeemable preferred stock:
  Series A convertible preferred stock,
     par value $0.01 per share; authorized
     10,000,000 shares, issued and
     outstanding 8,333,334 shares;
     aggregate redemption amount $50,000;
     aggregate liquidation preference
     $52,500..............................      50,000               --             --            50,000
                                            ------------     -----------     ----------       ------------
Common stock and other stockholders'
  equity:
  Common stock, par value $0.02 per share;
     authorized 15,000,000 shares, issued
     and outstanding 3,045,325 shares;
     6,395,325 pro forma issued and
     outstanding..........................          61               --             67(3)            128
  Additional paid in capital..............     107,214               --         46,833(3)        154,047
  Accumulated losses and distributions in
     excess of net income.................     (74,840)              --             --           (74,840)
                                            ------------     -----------     ----------       ------------
          Total common and other
            stockholders' equity..........      32,435               --         46,900            79,335
                                            ------------     -----------     ----------       ------------
          Total liabilities and
            stockholders' equity..........    $133,478        $      --       $ 23,850          $157,328
                                             =========        =========       ========         =========

                        BEDFORD PROPERTY INVESTORS, INC.



                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME


                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                  (UNAUDITED)


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                 CONSOLIDATED       ACQUIRED        PROPERTIES      PRO FORMA       PRO FORMA
                                  HISTORICAL      PROPERTIES(4)      SOLD(5)       ADJUSTMENTS     CONSOLIDATED
                                 ------------     -------------     ----------     -----------     ------------
Property operations:
  Rental income................      $11,695         $13,230         $ (1,085)       $    --           $23,840
  Rental expenses:
     Operating expenses........        2,744           1,997             (321)            --             4,420
     Real estate taxes.........        1,105           1,451             (143)            --             2,413
     Depreciation and
       amortization............        1,484           1,157             (223)            --             2,418
                                     -------         -------          -------        -------           -------
Income from property
  operations...................        6,362           8,625             (398)            --            14,589
General and administrative
  expenses.....................       (1,457)             --               --             --            (1,457)
Interest income................          226              --               --             --               226
Interest expense...............       (1,594)             --               --           (340)(6)        (1,934)
                                     -------         -------          -------        -------           -------
Income before gain (loss) on
  sales of real estate
  investments..................        3,537           8,625             (398)          (340)           11,424
Gains (loss) on sales of real
  estate investments...........         (642)             --             (205)            --              (847)
                                     -------         -------          -------        -------           -------
Net income.....................       $2,895         $ 8,625         $   (603)       $  (340)          $10,577
                                     =======         =======          =======        =======           =======
Net income applicable to common
  stockholders.................       $1,607         $ 8,625         $   (603)       $(3,552)(7)        $6,077
                                     =======         =======          =======        =======           =======
Net income per common and
  common equivalent share......        $0.52                                                             $0.94
                                     =======                                                           =======
Weighted average number of
  common and common equivalent
  shares outstanding(8)........    3,089,549                                                         6,439,549

                        BEDFORD PROPERTY INVESTORS, INC.



                    NOTES TO PRO FORMA FINANCIAL STATEMENTS



(1) The unaudited pro forma consolidated balance sheet reflects the acquisition of the Company's property in Laguna Hills ("Laguna Hills") and the pending acquisition of the Westech Business Center located in Phoenix, Arizona ("Westech Business Center") as if such acquisitions had occurred on December 31, 1995. The Company acquired Laguna Hills on March 27, 1996, and anticipates purchasing Westech Business Center in April 1996.



    The combining balance sheet for these acquisitions as of December 31, 1995 is as follows (in thousands):



                                                                        WESTECH
                                                            LAGUNA      BUSINESS
                                                             HILLS       CENTER       TOTAL
                                                            -------     --------     -------
    Assets:
      Real estate investment:
         Office buildings.................................  $ 6,120     $     --     $ 6,120
         Industrial buildings.............................       --        8,058       8,058
         Cash.............................................   (6,120)      (8,058)    (14,178)
                                                            -------     --------
              Total assets................................       --           --          --
                                                            =======     ========



    Consolidated pro forma real estate investments as of December 31, 1995 include capitalized fees of $90,000 paid by the Company to Bedford Acquisitions, Inc., a corporation wholly owned by Mr. Bedford ("Bedford Acquisitions"), in connection with the Company's acquisition of Laguna Hills. The Company anticipates paying $119,000 to Bedford Acquisitions when Westech Business Center is purchased.



(2) The unaudited pro forma consolidated balance sheet reflects the $20,200,000 of the 1996 Mortgage Loans which occurred on March 27, 1996 as if this transaction had occurred on December 31, 1995. The Company utilized $20,000,000 of mortgage proceeds to pay down the outstanding balance on the Company's credit facility (the "Credit Facility"). The Company incurred $200,000 of appraisal and closing costs in connection with the funding of the 1996 Mortgage Loans.



(3) The unaudited pro forma consolidated balance sheet reflects the Offering as if it had occurred on December 31, 1995 and portions of the net proceeds utilized to finance the acquisition of Laguna Hills and Westech Business Center, and to pay down the outstanding balance under the Credit Facility.



(4) The unaudited pro forma consolidated statement of income reflects the property acquisitions in 1995 as if they had occurred on January 1, 1995. The Company acquired 350 East Plumeria Drive and Lackman Business Center on September 19, 1995, Ninety-Ninth Street #1 and Ninety-Ninth Street #2 on September 20, 1995, 6600 College Boulevard on October 6, 1995, 3002 Dow Business Center on December 5, 1995 and the Landsing Pacific Portfolio on December 14, 1995.



    The combining historical statement of income for the period from January 1, 1995 to the date of acquisition for these properties is as follows (in thousands):



                                                       NINETY-                                        TOTAL
                                 350 EAST   LACKMAN     NINTH       6600      3002 DOW   LANDSING   PROPERTIES
                                 PLUMERIA   BUSINESS   STREET      COLLEGE    BUSINESS   PACIFIC     ACQUIRED
                                  DRIVE     CENTER    #1 AND #2   BOULEVARD    CENTER    PORTFOLIO   IN 1995
                                 --------   -------   ---------   ---------   --------   --------   ----------
Rental income..................   $1,001     $ 269      $ 326       $ 831      $1,552     $7,056     $ 11,035
Rental expenses
  Operating expenses...........       35        41         30         105         210      1,037        1,458
  Real estate taxes............      104        46         49         112         189        801        1,301
  Depreciation and
     amortization..............       79        27         35          66         152        616          975
                                  ------      ----       ----        ----      ------     ------      -------
Income from property
  operations...................   $  783     $ 155      $ 212       $ 548      $1,001     $4,602     $  7,301
                                  ======      ====       ====        ====      ======     ======      =======

                        BEDFORD PROPERTY INVESTORS, INC.



              NOTES TO PRO FORMA FINANCIAL STATEMENTS  (CONTINUED)



     The unaudited pro forma consolidated statement of income also reflects the purchase of Laguna Hills and the anticipated acquisition of Westech Business Center as if they had occurred on January 1, 1995. The statement showing the operating results for the twelve months of 1995 for Laguna Hills and Westech Business Center and summarizing all the acquisitions in 1995 and 1996 is as follows (in thousands):



                                                                     TOTAL          TOTAL
                                                      WESTECH      PROPERTIES     PROPERTIES       TOTAL
                                           LAGUNA     BUSINESS      ACQUIRED       ACQUIRED      PROPERTIES
                                           HILLS       CENTER       IN 1996        IN 1995        ACQUIRED
                                           ------     --------     ----------     ----------     ----------
Rental income............................  $1,080      $1,115        $2,195        $ 11,035       $ 13,230
Rental expenses
  Operating expenses.....................     345         194           539           1,458          1,997
  Real estate taxes......................      60          90           150           1,301          1,451
  Depreciation and amortization..........      82         100           182             975          1,157
                                           ------      ------        ------         -------        -------
Income from property operations..........  $  593      $  731        $1,324        $  7,301       $  8,625
                                           ======      ======        ======         =======        =======



(5) The unaudited pro forma consolidated statement of income reflects the elimination of the actual results of operations of Cody Street Park and the IBM Building from January 1, 1995 through the date of sale. The statement also reflects the loss on the sale of these properties as if the sales had occurred on January 1, 1995. The Company sold Cody Street Park on September 20, 1995 and the IBM Building on October 2, 1995.



    The combining historical statement of income from January 1, 1995 through the date of sale for these properties is as follows (in thousands):



                                                                               IBM
                                                        CODY STREET PARK     BUILDING     TOTAL
                                                        ----------------     --------     ------
    Rental income.....................................        $146             $939       $1,085
    Rental expenses:
      Operating expenses..............................          13              308          321
      Real estate taxes...............................          25              118          143
      Depreciation and amortization...................          45              178          223
                                                            ------           --------     ------
    Income from property operations...................        $ 63             $335       $  398
                                                        ============         ======       ======



(6) The pro forma consolidated interest expense consists of the amortization of loan fees incurred for the restatement and expansion of the Credit Facility to $60,000,000, amortization of loan fees incurred to secure the 1996 Mortgage Loans, and interest on the 1996 Mortgage Loans of $20,200,000. The acquisitions of 350 East Plumeria Drive, Lackman Business Center, Ninety-Ninth Street #1, Ninety-Ninth Street #2, 6600 College Boulevard and 3002 Dow Business Center are financed by the cash proceeds from (i) the sale of the Convertible Preferred Stock and (ii) the sale of Cody Street Park and the IBM Building. The acquisition of the Landsing Pacific Portfolio is financed with the remaining cash proceeds from the Convertible Preferred Stock, borrowings of $42,700,000 from the Credit Facility and issuance of a letter of credit of $3,000,000. The acquisition of Laguna Hills and Westech Business Center (totalling $15,096,000) will be financed with the net proceeds from the Offering of $46,900,000. Borrowings on the Credit Facility are to be paid off with net proceeds of the 1996 Mortgage Loans of $20,000,000 and a portion of the net proceeds from the Offering. The 1996 Mortgage Loans financing was completed on March 27, 1996.



(7) Reflects 9% dividends ($4,500,000) accrued to holders of the Convertible Preferred Stock less accrued dividends reflected in the historical column of $1,288,000. The unaudited pro forma consolidated statement of income reflects the $50,000,000 sale of the Convertible Preferred Stock as if such transaction had occurred on January 1, 1995. The sale of the Convertible Preferred Stock was completed on September 18, 1995.

                        BEDFORD PROPERTY INVESTORS, INC.



              NOTES TO PRO FORMA FINANCIAL STATEMENTS  (CONTINUED)



(8) The weighted average number of common and common equivalent shares outstanding shown on the pro forma consolidated statement of income reflects the Company's one-for-two reverse stock split approved by the shareholders on March 28, 1996 and the Offering. Additionally, the pro forma consolidated statement of income has not been adjusted to reflect any interest income from the unutilized proceeds of the Offering. Such proceeds amount to approximately $9,000,000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Bedford Property Investors, Inc.:


     We have audited the consolidated balance sheets of Bedford Property Investors, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. In connection with our audits of the consolidated financial statements, we also have audited the financial statement Schedule III -- real estate and accumulated depreciation as of December 31, 1995. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bedford Property Investors, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.



                                                         KPMG Peat Marwick LLP



San Francisco, California


February 6, 1996, except as to note 11,


which is as of March 29, 1996

                        BEDFORD PROPERTY INVESTORS, INC.

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1995 AND 1994


               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                     ASSETS



                                                                           1995         1994
                                                                         --------     --------
Real estate investment:
  Industrial buildings................................................   $ 94,897     $ 26,253
  Office buildings -- held for investment.............................     30,025       23,022
  Office buildings -- held for sale...................................         --        8,928
  Retail buildings....................................................      6,261           --
                                                                         --------     --------
                                                                          131,183       58,203
Less accumulated depreciation.........................................      2,219        3,150
                                                                         --------     --------
                                                                          128,964       55,053
Cash..................................................................      1,027        4,733
Other assets..........................................................      3,487        2,508
                                                                         --------     --------
          Total assets................................................   $133,478     $ 62,294
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Bank loan payable.....................................................   $ 43,250     $ 22,400
Accounts payable and accrued expenses.................................      1,451          850
Dividend payable......................................................      1,765          568
Acquisition payable...................................................      3,000          600
Other liabilities.....................................................      1,577          944
                                                                         --------     --------
          Total liabilities...........................................     51,043       25,362
                                                                         --------     --------
Redeemable preferred stock:
  Series A convertible preferred stock, par value $0.01 per share;
     authorized 10,000,000 shares, issued and outstanding
     8,333,334 shares in 1995; aggregate redemption amount
     $50,000; aggregate liquidation preference $52,500................     50,000           --
                                                                         --------     --------
Common stock and other stockholders' equity:
  Common stock, par value $0.01 per share; authorized 30,000,000 shares, issued and outstanding 6,090,650 shares in 1995,
     5,976,900 shares in 1994.........................................         61           60
  Additional paid-in capital..........................................    107,214      107,151
  Accumulated losses and distributions in excess of net income........    (74,840)     (70,279)
                                                                         --------     --------
          Total common stock and other stockholders' equity...........     32,435       36,932
                                                                         --------     --------
Total liabilities and stockholders' equity............................   $133,478     $ 62,294
                                                                         ========     ========


          See accompanying notes to consolidated financial statements.

                        BEDFORD PROPERTY INVESTORS, INC.


                       CONSOLIDATED STATEMENTS OF INCOME


              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                              1995          1994          1993
                                                            ---------     ---------     ---------
Property operations:
  Rental income...........................................  $  11,695     $   9,154     $   7,207
  Rental expenses:
     Operating expenses...................................      2,744         2,408         2,520
     Real estate taxes....................................      1,105           916           840
     Depreciation and amortization........................      1,484         1,206         2,250
                                                            ---------     ---------     ---------
Income from property operations...........................      6,362         4,624         1,597
General and administrative expenses.......................     (1,457)       (1,309)       (1,303)
Interest income...........................................        226            56           136
Interest expense..........................................     (1,594)         (955)         (716)
Income from joint ventures................................         --            --         2,533
                                                            ---------     ---------     ---------
Income before gain (loss) on sales of real estate
  investments.............................................      3,537         2,416         2,247
Gain (loss) on sales of real estate investments...........       (642)        1,193           900
                                                            ---------     ---------     ---------
NET INCOME................................................  $   2,895     $   3,609     $   3,147
                                                             ========      ========      ========
Net income applicable to common stockholders(1)...........  $   1,607     $   3,609     $   3,147
                                                            ---------     ---------     ---------
Net income per common and common equivalent share(1):.....  $    0.26     $    0.59     $    0.53
                                                             ========      ========      ========
Weighted average number of common and common equivalent
  shares outstanding......................................  6,179,098     6,147,664     5,975,900
                                                             ========      ========      ========


- ---------------


(1) Reflects net income reduced by dividends of $1,288 for the third and fourth quarters of 1995 on $50,000 of Series A Convertible Preferred Stock issued on September 18, 1995.


          See accompanying notes to consolidated financial statements.

                        BEDFORD PROPERTY INVESTORS, INC.


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                        ACCUMULATED
                                                                        LOSSES AND
                                                                        DISTRIBUTIONS    TOTAL COMMON
                                                         ADDITIONAL      IN EXCESS      STOCK AND OTHER
                                              COMMON      PAID-IN           OF           STOCKHOLDERS'
                                              STOCK       CAPITAL       NET INCOME          EQUITY
                                              ------     ----------     -----------     ---------------
Balance, December 31, 1992..................   $ 60       $ 107,147      $ (73,837)         $33,370
Net income..................................     --              --          3,147            3,147
Dividends to common stockholders
  ($0.18 per share).........................     --              --         (1,076)          (1,076)
                                                ---        --------      ---------          -------
Balance, December 31, 1993..................     60         107,147        (71,766)          35,441
Issuance of common stock....................     --               4             --                4
Net income..................................     --              --          3,609            3,609
Dividends to common stockholders
  ($0.355 per share)........................     --              --         (2,122)          (2,122)
                                                ---        --------      ---------          -------
Balance, December 31, 1994..................     60         107,151        (70,279)          36,932
Issuance of common stock....................      1              63             --               64
Costs of issuance of preferred stock........     --              --         (3,631)          (3,631)
Redemption of rights........................     --              --            (60)             (60)
Net income..................................     --              --          2,895            2,895
Dividends to common stockholders
  ($0.41 per share).........................     --              --         (2,477)          (2,477)
Dividends to preferred stockholders (9%)....     --              --         (1,288)          (1,288)
                                                ---        --------      ---------          -------
Balance, December 31, 1995..................   $ 61       $ 107,214      $ (74,840)         $32,435
                                                ===        ========      =========          =======


          See accompanying notes to consolidated financial statements.

                        BEDFORD PROPERTY INVESTORS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                 (IN THOUSANDS)


                                                               1995         1994         1993
                                                             --------     --------     --------
OPERATING ACTIVITIES:
  Net income...............................................  $  2,895     $  3,609     $  3,147
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization.........................     1,806        1,463        2,349
     Loss (gain) on sale of real estate investments........       642       (1,193)        (900)
     Gain on sale of joint venture partnership
       operations..........................................        --           --       (2,686)
     Equity in joint venture partnership operations
       (including depreciation of $191 in 1993)............        --           --          153
     Change in other assets................................    (1,679)        (930)        (777)
     Change in accounts payable and accrued expenses.......       601         (615)        (252)
     Change in other liabilities...........................       633          382          186
                                                             --------     --------     --------
Net cash provided by operating activities..................     4,898        2,716        1,220
                                                             --------     --------     --------
INVESTING ACTIVITIES:
  Investments in real estate...............................   (81,173)     (28,009)     (11,552)
  Proceeds from sales of real estate investments...........     7,914        8,289       21,637
                                                             --------     --------     --------
Net cash provided (used) by investing activities...........   (73,259)     (19,720)      10,085
                                                             --------     --------     --------
FINANCING ACTIVITIES:
  Proceeds from bank loan..................................    47,100       36,138        5,221
  Repayment of bank loan...................................   (26,250)     (17,359)      (6,000)
  Issuance of common stock.................................        64           --           --
  Net proceeds from sale of preferred stock................    46,369           --           --
  Redemption of rights.....................................       (60)          --           --
  Repayment of mortgage loan...............................        --           --       (5,113)
  Payment of dividends.....................................    (2,568)      (1,972)        (658)
                                                             --------     --------     --------
Net cash provided (used) by financing activities...........    64,655       16,807       (6,550)
                                                             --------     --------     --------
Net increase (decrease) in cash............................    (3,706)        (197)       4,755
Cash at beginning of year..................................     4,733        4,930          175
                                                             --------     --------     --------
Cash at end of year........................................  $  1,027     $  4,733     $  4,930
                                                             ========     ========     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
a) Non-cash investing and financing activities:
     Debt incurred in connection with real estate
       acquired............................................  $  3,000     $    600     $  1,500
b) Cash paid during the year for interest..................  $  1,283     $    585     $    656
                                                             ========     ========     ========


          See accompanying notes to consolidated financial statements.

                        BEDFORD PROPERTY INVESTORS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


THE COMPANY


     Bedford Property Investors Inc. (the Company) is an equity real estate investment trust with investments primarily in industrial and suburban office properties concentrated in the Western United States. On July 1, 1993, the Company (formerly known as ICM Property Investors Incorporated) reincorporated from the state of Delaware to the state of Maryland under a new name, Bedford Property Investors, Inc. As of July 1, 1993 the Company's Common Stock traded under the symbol "BED" on both the New York and Pacific Stock Exchanges. Concurrent with the reincorporation, the number of authorized shares of Convertible Preferred Stock was increased from 1,000,000 shares to 10,000,000 shares and the number of authorized shares of Common Stock was increased from 10,000,000 to 30,000,000 shares. Also, the par value of both the Preferred and Common Stock was reduced from $1.00 to $0.01 per share and Treasury Stock was eliminated.


PRINCIPLES OF CONSOLIDATION


     The consolidated financial statements include the accounts of Bedford Property Investors, Inc., and its wholly-owned subsidiaries. As of May 31, 1993, the Company no longer had investments in unconsolidated joint venture partnerships. All significant inter-entity balances have been eliminated in consolidation.



     The preparation of these financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


FEDERAL INCOME TAXES


     The Company has qualified as a real estate investment trust under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended ("the Code"). A real estate investment trust is generally not subject to Federal income tax on that portion of its real estate investment trust taxable income ("Taxable Income") which is distributed to its stockholders, provided that at least 95% of Taxable Income is distributed. No provision for Federal income taxes has been made in the consolidated financial statements, as the Company believes it is in compliance with the Code.



     Taxable income differs from net income for financial reporting purposes primarily because of the different methods of accounting for depreciation. As of December 31, 1995, for Federal income tax purposes, the Company had an ordinary loss carry forward of approximately $39,720,000 and a capital loss carry forward of approximately $15,195,000. All dividend distributions made for 1995 were classified as return of capital for Federal income tax purposes.


REAL ESTATE INVESTMENTS


     Buildings and improvements are carried at cost less accumulated depreciation. Buildings are depreciated on a straight-line basis over 45 years. Upon the acquisition of an investment by the Company, acquisition related costs are added to the carrying cost of that investment. These costs are being depreciated over the useful lives of the buildings. Leasing commissions and improvements to tenants' space incurred subsequent to the acquisition are amortized over the terms of the respective leases. Expenditures for repairs and maintenance, which do not add to the value or prolong the useful life of a property, are expensed as incurred. When the Company concludes that the recovery of the carrying value of a real estate investment is permanently impaired, it reduces such carrying value to the amount deemed recoverable. Investments which have been classified as offered for sale are written down to estimated net realizable value if net realizable value is less than the carrying amount of the investment.

                        BEDFORD PROPERTY INVESTORS, INC.

     The Company has adopted, effective January 1, 1996, Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). Under the provisions of FAS 121, depreciation will not be recorded on properties held for sale. The Company believes that adoption of FAS 121 will not have a material impact on the Company's 1996 financial statements.


INCOME RECOGNITION


     Rental income from operating leases is recognized in income on a straight-line basis over the period of the related lease agreement. The aggregate rental income exceeded contractual rentals by $377,000 and $238,000 for 1995 and 1994, respectively.


PER SHARE DATA


     Per share data are based on the weighted average number of common and common equivalent shares outstanding during the year. Stock options issued under the Company's stock option plans are considered Common Stock equivalents and are included in the calculation of per share data if, upon exercise, they would have a dilutive effect. Dividends accrued on the $50,000,000, Series A Convertible Preferred Stock are deducted from net income for purposes of determining net income applicable to common stockholders.



NOTE 2 -- REAL ESTATE INVESTMENTS



     The following table sets forth the Company's real estate investments as of December 31, 1995 (in thousands):



                                                                              LESS
                                                                           ACCUMULATED
                                                   LAND       BUILDING     DEPRECIATION     TOTAL
                                                  -------     --------     -----------     --------
INDUSTRIAL
GREATER SAN FRANCISCO BAY AREA, CALIFORNIA
Building 3
  Contra Costa Diablo Industrial Park,
     Concord....................................  $   495     $  1,230       $   138       $  1,587
Building 8
  Contra Costa Diablo Industrial Park,
     Concord....................................      877        1,551           175          2,253
Building 18
  Mason Industrial Park, Concord................      610        1,305           155          1,760
Milpitas Town Center, Milpitas..................    1,935        5,284           139          7,080
Auburn Court, Fremont...........................    1,410        2,506             2          3,914
Westinghouse Drive, Fremont.....................      270          906             1          1,175
350 E. Plumeria Drive, San Jose.................    3,683        4,783            27          8,439
301 East Grand, South San Francisco.............    2,064          971             1          3,034
342 Allerton, South San Francisco...............    2,549        1,563             1          4,111
400 Grandview, South San Francisco..............    3,289        3,563             3          6,849
410 Allerton, South San Francisco...............    1,352          901             1          2,252
417 Eccles, South San Francisco.................      659          517            --          1,176
                                                   ------       ------       -------       --------
     Subtotal...................................   19,193       25,080           643         43,630
                                                   ------       ------       -------       --------
GREATER LOS ANGELES AREA, CALIFORNIA
Dupont Industrial Center, Ontario...............    3,588        6,142           251          9,479
3002 Dow Business Center, Tustin................    4,301        7,451            14         11,738
                                                   ------       ------       -------       --------
     Subtotal...................................  $ 7,889     $ 13,593       $   265       $ 21,217
                                                   ------       ------       -------       --------

                        BEDFORD PROPERTY INVESTORS, INC.

                                                                              LESS
                                                                           ACCUMULATED
                                                   LAND       BUILDING     DEPRECIATION     TOTAL
                                                  -------     --------     -----------     --------
DENVER, COLORADO
Bryant St. Annex, Denver........................  $   493     $    877       $     1       $  1,369
Bryant St. Quad, Denver.........................    1,412        2,208             2          3,618
                                                   ------       ------       -------       --------
     Subtotal...................................    1,905        3,085             3          4,987
                                                   ------       ------       -------       --------
MINNEAPOLIS/ST. PAUL, MINNESOTA
St. Paul Business Center -- East, Maplewood.....      764        1,783             2          2,545
St. Paul Business Center -- West, Maplewood.....    1,232        2,391             2          3,621
                                                   ------       ------       -------       --------
     Subtotal...................................    1,996        4,174             4          6,166
                                                   ------       ------       -------       --------
GREATER PORTLAND AREA, OREGON
Twin Oaks Tech. Center, Beaverton...............    1,464        4,902             4          6,362
Twin Oaks Business Center, Beaverton............    1,179        2,886             3          4,062
                                                   ------       ------       -------       --------
     Subtotal...................................    2,643        7,788             7         10,424
                                                   ------       ------       -------       --------
KANSAS CITY, KANSAS
Ninety-Ninth Street #3, Lenexa..................      360        2,172           244          2,288
Ninety-Ninth Street #1, Lenexa..................      410        1,571             9          1,972
Ninety-Ninth Street #2, Lenexa..................      183          564             3            744
Lackman Business Center, Lenexa.................      628        1,663             9          2,282
                                                   ------       ------       -------       --------
     Subtotal...................................    1,581        5,970           265          7,286
                                                   ------       ------       -------       --------
     Total Industrial...........................   35,207       59,690         1,187         93,710
                                                   ------       ------       -------       --------
SUBURBAN OFFICE
GREATER LOS ANGELES AREA, CALIFORNIA
1000 Town Center Drive, Oxnard..................    1,785        4,743           373          6,155
Mariner Court, Torrance.........................    3,221        4,528           219          7,530
                                                   ------       ------       -------       --------
     Subtotal...................................    5,006        9,271           592         13,685
                                                   ------       ------       -------       --------
SALT LAKE CITY, UTAH
Woodlands Tower II, Salt Lake City..............      945        6,137           364          6,718
KANSAS CITY, KANSAS
6600 College Blvd., Overland Park...............    2,518        3,982            22          6,478
GREATER SAN FRANCISCO BAY AREA, CALIFORNIA
Village Green, Lafayette........................      743        1,423            51          2,115
                                                   ------       ------       -------       --------
     Total Suburban Office......................    9,212       20,813         1,029         28,996
                                                   ------       ------       -------       --------
RETAIL
Academy Place Shopping Center, Colorado
  Springs.......................................    2,880        3,381             3          6,258
                                                   ------       ------       -------       --------
TOTAL...........................................  $47,299     $ 83,884       $ 2,219       $128,964
                                                   ======       ======       =======       ========


UNIVERSITY TOWER


     During the third quarter of 1992, the Company decided to offer University Tower for sale. In anticipation of such sale, the Company wrote down its investment in this property by $3,200,000 in 1992. On August 18,

                        BEDFORD PROPERTY INVESTORS, INC.

1993, the property was sold for a cash price of $15,200,000 which includes the reimbursement of tenant relocation costs of $300,000, resulting in a gain of $407,000.


POINT WEST PLACE


     During the fourth quarter of 1992, the Company decided to offer Point West Place for sale. In anticipation of such sale, the Company wrote down its investment in this property by $9,290,000 in 1992. On October 1, 1993, the property was sold for a cash price of $7,180,000, resulting in a gain of $493,000.


TEXAS BANK NORTH BUILDING


     During the fourth quarter of 1992, the Company decided to offer the Texas Bank North Building for sale. In anticipation of such sale, the Company wrote down its investment in this property by $3,631,000. In December, 1993, the Company entered into a contract to sell the Texas Bank North Building for a cash sale price of $8,500,000. The sale was completed on January 14, 1994 and resulted in a gain of $1,193,000.


MARINER COURT


     The property, a suburban three-story office building located in Torrance, California, was purchased for $7,500,000 or $71 per square foot on January 5, 1994. The Company recorded acquisition costs of $113,000 paid to Peter B. Bedford, Chairman of the Board and Chief Executive Officer of the Company (see
Note 5).


DUPONT INDUSTRIAL CENTER


     The property, a three-building industrial complex located in Ontario, California, was purchased for $9,750,000 or $22 per square foot on May 24, 1994. The Company recorded acquisition costs of $146,000 paid to Mr. Bedford. Because the property was only 68% leased at the time of purchase, the purchase contract established a rental income guarantee fund of $400,000 which was disbursed to the Company until at least 90% of the space was leased. At December 31, 1994, the rental income guarantee fund was terminated since the property was 91% leased. The Company had received $264,000 of the rental income guarantee fund. This amount has been accounted for as a reduction in the cost of the property.


VILLAGE GREEN


     The property, a suburban three-building office complex located in Lafayette, California, was purchased for $1,792,000 or $106 per square foot on July 7, 1994. The Company recorded acquisition costs of $27,000 paid to Mr. Bedford.


MILPITAS TOWN CENTER


     The property, a suburban two-building research and development complex located in Milpitas, California, was purchased for $6,320,000 or $62 per square foot on August 11, 1994. The Company recorded acquisition costs of $95,000 paid to Mr. Bedford. The property includes a 3.1 acre parcel of land on which the Company is developing a 45,090 square foot research and development facility.



350 EAST PLUMERIA DRIVE



     The property, a suburban research and development facility located in San Jose, California, was purchased for $8,325,000 or $58 per square foot on September 19, 1995. The Company also recorded acquisition costs of $125,000 paid to Bedford Acquisitions, Inc. ("BAI"), a company wholly-owned by Mr. Bedford (see Note 5).

                        BEDFORD PROPERTY INVESTORS, INC.

LACKMAN BUSINESS CENTER


     The property, a single-story service center industrial project located in Lenexa, Kansas, was purchased for $2,250,000 or $49 per square foot on September 19, 1995. The Company also recorded acquisition costs of $34,000 paid to BAI.



NINETY-NINTH STREET BUILDINGS 1 AND 2



     The properties, two service industrial buildings located in Lenexa, Kansas, were purchased for $2,685,000 or $55 per square foot on September 20, 1995. The Company also recorded acquisition costs of $40,000 paid to BAI.



CODY STREET PARK, BUILDING 6



     In the third quarter 1995, the Company decided to sell the Cody Street Park, Building 6. The sale was completed on September 20, 1995, and resulted in a loss of $12,000.


6600 COLLEGE BOULEVARD


     The property, a suburban service center industrial complex located in Overland Park, Kansas, was purchased for $6,360,000 or $80 per square foot, on October 6, 1995. The property was acquired from AEW #25 Trust, an affiliate of BED Preferred No. 1 Limited Partnership which recently purchased $50 million of the Company's Series A Convertible Preferred Stock. The directors of the Company who are affiliated with BED Preferred No. 1 Limited Partnership, however, played no role in this acquisition. The Company also recorded acquisition costs of $95,000 paid to BAI.


IBM BUILDING


     During 1995, the Company continued to offer for sale the IBM Building located in Jackson, Mississippi. This property was first offered for sale in 1991, at which time the Company's investment in the property was written down by $2,113,000. On October 2, 1995, the Company completed the sale of the IBM Building for a cash sale price of $6,500,000, resulting in a loss of $630,000.



3002 DOW BUSINESS CENTER



     The property, a five-building industrial project located in Tustin, California, was purchased for $11,500,000 or $60 per square foot on December 5, 1995. The Company also recorded acquisition costs of $172,500 paid to BAI.



THE LANDSING PACIFIC PORTFOLIO



     On December 14, 1995, the Company acquired the Landsing Pacific Portfolio which consists of thirteen industrial properties and one retail property aggregating approximately one million rentable square feet located in Maplewood, Minnesota; Denver and Colorado Springs, Colorado; South San Francisco and Fremont, California; and Beaverton, Oregon. The Company paid $49,700,000 for the Landsing Pacific Portfolio or $50 per square foot. The acquisition was financed with $4,000,000 cash, borrowings of $42,700,000 under the Company's credit facility and a $3,000,000 payable secured by a letter of credit due one year from the date of issuance. The Company also recorded acquisition costs of $594,000 paid to BAI.



     The Landsing Pacific Portfolio comprised substantially all of the real estate assets of the Landsing Pacific Fund, Inc., a publicly-traded REIT based in San Mateo, California. At all times relevant to the transaction, Martin I. Zankel, a director and stockholder of the Company, was Chairman of the Board of Directors, Chief

                        BEDFORD PROPERTY INVESTORS, INC.

Executive Officer and President of the Landsing Pacific Fund, Inc. Mr. Zankel had no role on behalf of the Company in this acquisition.



     The Company internally manages the majority of its properties and maintains centralized financial record-keeping. For all the properties located outside of California, the Company has subcontracted on-site maintenance to local firms.


NOTE 3 -- UNCONSOLIDATED JOINT VENTURE PARTNERSHIPS

EDISON SQUARE


     On May 31, 1993, the Company sold its partnership interests in the three Edison Square properties in exchange for a note receivable of $300,000 with an interest rate of 8% payable quarterly in July, October, January, and April until May 31, 1998, at which time the note matures. The sale of the Company's interest in the three unconsolidated joint venture partnerships resulted in a gain of $2,686,000.



NOTE 4 -- LEASES



     Minimum future rental receipts at December 31, 1995 are as follows (in thousands):



                  1996.............................................  $17,475
                  1997.............................................   13,963
                  1998.............................................    9,893
                  1999.............................................    7,112
                  2000.............................................    4,146
                  Thereafter.......................................    3,448


The total minimum future rental payments shown above do not include tenants' obligations for reimbursement of operating expenses or taxes as provided by the terms of certain leases.


NOTE 5 -- RELATED PARTY TRANSACTIONS



     Due to the Company's limited financial resources, its activities relating to the acquisition of new properties and debt and equity financings are currently performed by BAI pursuant to a written contract dated January 1, 1995. The contract provides that BAI is obligated to provide services to the Company with respect to the Company's acquisition and financing activities, and that BAI is responsible for the payment of its expenses incurred in connection therewith. The contract provides that BAI is to be paid a fee in an amount equal to the lesser of (i) 1 1/2% of the gross amount raised in financings or the aggregated purchase price of the property for acquisitions, or (ii) an amount equal to (a) the aggregate amount of expenses funded by BAI through the time of such acquisition or financing minus (b) the aggregate amount of fees previously paid to BAI pursuant to such arrangement. In no event will the aggregate amount of fees paid to BAI exceed the aggregate amount of costs funded by BAI. The agreement with BAI has a term of one year, is renewable at the option of the Company for additional one-year terms, and will expire no later than January 1, 1998.



     From February 1993 through December 1994, the Company's activities relating to debt and equity financings and the acquisition of new properties were handled under arrangements similar to the current arrangement with BAI through BPI Acquisitions, a separate division within the Company. This division operated under an arrangement with Mr. Bedford whereby he provided acquisitions and financing personnel, allocable overhead costs and the costs of all due diligence conducted prior to an acquisition. Upon the completion of a financing or the acquisition of a property, Mr. Bedford was paid a fee by the Company substantially identical to that described above. In no event could the aggregate amount of fees paid to Mr. Bedford exceed the aggregate amount of costs funded by Mr. Bedford.

                        BEDFORD PROPERTY INVESTORS, INC.

     As of December 31, 1995, the Company had paid Mr. Bedford and BAI an aggregate of $3,046,000 for acquisition and financing activities performed since February 1993 pursuant to the foregoing arrangements. The Company believes that since the fees charged under the foregoing arrangements (i) have been and continue to be comparable to those charged by other sponsors of real estate investment entities or other third party service providers and (ii) have been and continue to be charged only for services on acquired properties or completed financings, such fees were and continue to be properly includable in direct acquisition costs and capitalized as part of the asset or financing activities.



     The Company is leasing 2,400 square feet of industrial space on a month-to-month basis at a market rental rate of $1,288 per month to a company wholly owned by Mr. Bedford.



NOTE 6 -- STOCK OPTION PLANS



     A total of 1,800,000 shares of the Company's Common Stock have been reserved for issuance under the Employee Stock Option Plan (the "Employee Plan"). The Employee Plan expires by its own terms in 2003. The Employee Plan provides for non-qualified stock options, incentive stock options and stock appreciation rights. Stock appreciation rights may only be granted in conjunction with stock options and entitle the holder to receive the difference between the fair market value and the exercise price of the Common Stock which would be receivable upon exercise of the underlying option. The exercise of a stock appreciation right results in the termination of the related option on a share-for-share basis.



     The Employee Plan is administered by the Compensation Committee of the Board of Directors, which determines the terms of options granted, including the exercise price, the number of shares subject to the option, and the exercisability of the options. Options granted to employees are immediately exercisable upon vesting, but typically vest over a four-year period.



     The Employee Plan requires that the exercise price of incentive stock options be at least equal to the fair market value of such shares on the date of grant and that the exercise price of non-qualified stock options be equal to at least 85% of the fair market value of such shares on the date of the grant. The maximum term of options granted is ten years.



     At December 31, 1995, options issued under the Employee Plan to purchase 187,500 shares were outstanding at a weighted average exercise price of $6.39 per share, of which 51,750 options were exercisable. Options to purchase 113,750 shares were exercised in 1995, at a weighted average exercise price of $5.57. At December 31, 1995 1,404,750 shares were available for issuance under the Employee Plan. Stock appreciation rights were outstanding in connection with options to purchase an aggregate of 10,000 shares.



     A total of 500,000 shares of the Company's Common Stock have been reserved for issuance under the Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan expires by its own terms in 2002. The Directors' Plan provides for the grant of non-qualified stock options to directors of the Company. The Directors' Plan contains an automatic grant feature whereby a director receives a one-time "initial option" to purchase 50,000 shares upon a director's appointment to the Board of Directors and thereafter receives automatic annual grants of options to purchase 10,000 shares upon re-election to the Board of Directors. Options granted are generally exercisable six months from the date of grant.


     The Directors' Plan requires that the exercise price of options be equal to the fair market value of the underlying shares on the date of grant. The maximum term of options granted is five years.


     At December 31, 1995, options issued under the Director's Plan to purchase 500,000 shares were outstanding at a weighted average exercise price of $3.38 per share, of which 350,000 options were exercisable. No options had been exercised under the Directors' Plan.



     In September 1995, the Company established a Management Stock Acquisition program. Under the program, options exercised by key members of management within thirty days of the grant date may be

                        BEDFORD PROPERTY INVESTORS, INC.

exercised either in cash or with a note payable to the Company. Such note bears interest at 7.5% or the Applicable Federal Rate as defined by the Internal Revenue Service, whichever is higher. The note is due in five years or within ninety days from termination of employment, with interest payable quarterly. During 1995, options for 100,000 shares of Common Stock were exercised in exchange for two notes payable to the Company. The notes, of $287,500 each, bear interest at 7.5%. The unpaid balance of the notes is included in the accompanying consolidated balance sheet as a reduction of additional paid-in capital.


     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). The Company will adopt the disclosure requirements of FAS 123 in 1996 but continue to account for its stock option plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees as permitted under FAS 123.



NOTE 7 -- STOCKHOLDER RIGHTS PLAN



     On July 18, 1989, the Company's Board of Directors adopted a Stockholder Rights Plan and declared a dividend distribution of one Right for each share of the Company's Common Stock outstanding on July 31, 1989. On September 29, 1995, the Rights were redeemed by the Company at a price of $0.01 per Right.



NOTE 8 -- BANK LOAN PAYABLE



     In December 1993, the Company concluded an agreement with Bank of America for a $20 million revolving line of credit for real estate acquisitions. In August 1994, the maximum commitment amount of the facility was increased from $20 million to $23 million. On September 18, 1995, outstanding borrowings under the facility were repaid and the facility was amended and restated to $60 million. The amended facility, which matures on September 1, 1998, bears interest at a floating rate equal to either the lender's published "reference rate" plus 0.50% or its "offshore rate" (similar to LIBOR) plus 2.25%. The credit facility is secured by mortgages on 23 Properties (which Properties collectively accounted for approximately 81% of the Company's Annualized Base Rent as of December 31, 1995), together with the rental proceeds from such properties. As of December 31, 1995, these properties comprised approximately 76% of the Company's total assets. At December 31, 1995, the Company had outstanding borrowings of $43,250,000 and letters of credit aggregating $3,875,000 (including letters of credit totalling $875,000 expiring in March 1996, and a letter of credit of $3,000,000 securing a payable due December 1996 relating to the acquisition of the Landsing Pacific Portfolio). The credit facility contains various restrictive covenants including, among other things, a covenant limiting quarterly dividends to 90% of average Funds From Operations for the immediately preceding two fiscal quarters.



     The daily weighted average amount owing to the bank was $15,003,000 and $8,954,000 in 1995 and 1994, respectively. The weighted average interest rates in these periods were 8.65% and 8.1%, respectively. The effective interest rate at December 31, 1995 was 8.14%.



     The carrying amount of the above loan approximates fair value as the loan is at current market rates.



NOTE 9 -- REDEEMABLE PREFERRED STOCK



     On September 18, 1995, the Company issued and sold 8,333,334 shares of Series A Convertible Preferred Stock (the "Convertible Preferred Stock") for $6.00 per share. Holders of the Convertible Preferred Stock are entitled to cumulative quarterly dividends in cash in an amount equal to the greater of (i) $0.135 per share or (ii) the dividends payable in such quarter on the Common Stock into which the Convertible Preferred Stock is convertible plus, in both cases, the accumulated but unpaid dividends on the Convertible Preferred Stock. Dividends may be declared and paid on shares of Common Stock only if full cumulative dividends have been paid or authorized and set apart on all shares of Convertible Preferred Stock. The shares of Convertible Preferred Stock are convertible at any time after September 18, 1997 into an equal number of common shares. The conversion rate may be adjusted under certain conditions.

                        BEDFORD PROPERTY INVESTORS, INC.

     The Convertible Preferred Stock is redeemable at the option of the Company:
(i) after September 18, 1997 but before September 18, 2000, in whole at a redemption price providing an internal rate of return to the holder of Convertible Preferred Stock of 25% per annum for the period from September 18, 1995 to September 18, 1997 and 20% per annum from and after September 18, 1997 until the date of redemption, but not beyond September 18, 2000; (i) after September 18, 2000, in whole or in part at a redemption price of $6.30 per share, declining $0.06 per share per year for each of the next five years. Prior to any redemption by the Company, the holders of the Convertible Preferred Stock may convert their shares of the Convertible Preferred Stock to shares of Common Stock.



     Redemption of the Convertible Preferred Stock is required, at the option of the preferred shareholders, after one year at a redemption price of $6.00 per share plus accrued and unpaid dividends upon the occurrence of any of the following: failure to pay preferred dividends for two consecutive quarters; default on payment of certain debt; failure to obtain certain required consents of the preferred shareholders; or failure to meet certain financial targets.



     In the event of liquidation, the holders of the Convertible Preferred Stock are entitled to receive $6.30 per share plus any accrued and unpaid dividends.



NOTE 10 -- QUARTERLY FINANCIAL DATA-UNAUDITED



     The following is a summary of quarterly results of operations for 1995 and 1994 (in thousands of dollars, except per share data):



                 1995 QUARTERS ENDED                       3/31       6/30       9/30      12/31
- ------------------------------------------------------    ------     ------     ------     ------
Rental revenues.......................................    $2,662     $2,616     $2,774     $3,643
Income from property operations.......................     1,427      1,366      1,369(2)   2,200
Income before loss on sale............................       606        616        669(2)   1,646
Net income............................................       606        616         27      1,646
Net income (loss) applicable to common
  stockholders(1).....................................       606        616       (133)       518
Net income (loss) per common and common equivalent
  share(1):...........................................    $ 0.10     $ 0.10     $(0.02)    $ 0.08



                 1994 QUARTERS ENDED                       3/31       6/30       9/30      12/31
- ------------------------------------------------------    ------     ------     ------     ------
Rental revenues.......................................    $1,856     $1,976     $2,473     $2,849
Income from property operations.......................       742        995      1,237      1,650
Income before gain on sale............................       396        565        549        906
Net income............................................     1,589        565        549        906
Net income per common and common equivalent share:....      0.26       0.09       0.09       0.15


- ---------------


(1) Reflects dividends of $163 and $1,125 for the third and fourth quarters of 1995, respectively, on $50,000 of Series A Convertible Preferred Stock issued on September 18, 1995.



(2) These amounts were reported in the third quarter of 1995, net of a provision for loss on sale of real estate investment of $630.



NOTE 11 -- REVERSE STOCK SPLIT



     On March 28, 1996 stockholder approval was received at a Special Meeting of stockholders for a one-for-two reverse Common Stock split. Effective on March 29, 1996, the Company's Board of Directors implemented the split, and accordingly, as of that date there were 15,000,000 shares of Common Stock authorized and 3,045,325 common shares outstanding. Par value of the Common Stock became $0.02 per share at that date. The accompanying financial statements as of December 31, 1995 have not been adjusted to reflect this change.

                        BEDFORD PROPERTY INVESTORS, INC.


            SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION

                               DECEMBER 31, 1995

                           (IN THOUSANDS OF DOLLARS)


                 INITIAL COST TO
                     COMPANY                               GROSS AMOUNT
                 ----------------       COST        CARRIED AT CLOSE OF PERIOD
                                     CAPITALIZED      ----------------------                                          DEPRECIABLE
                   BUILDINGS &      SUBSEQUENT TO                                 ACCUMULATED     DATE        DATE       LIFE
 DESCRIPTION     LAND IMPROVEMENT    ACQUISITION    LAND     BUILDING    TOTAL    DEPRECIATION CONSTRUCTED  ACQUIRED    (YEARS)
- -------------- -------------------- -------------  -------   --------   --------  -----------  -----------  --------  -----------
INDUSTRIAL
  BUILDINGS:
GREATER SAN
  FRANCISCO
  AREA,
  CALIFORNIA
Building 3
  Contra Costa
    Diablo
    Industrial
    Park,
    Concord... $   495    $ 1,159      $    71     $   495   $ 1,230    $  1,725    $   138         1983      12/90        45
Building 8
  Contra Costa
    Diablo
    Industrial
    Park,
    Concord...     877      1,548            3         877     1,551       2,428        175         1981      12/90        45
Building 18
  Mason
    Industrial
    Park,
    Concord...     610      1,265           40         610     1,305       1,915        155         1984      12/90        45
Milpitas Town
  Center,
  Milpitas....   1,899      4,421          899       1,935     5,284       7,219        139         1983       8/94        45
Auburn Court,
  Fremont.....   1,391      2,473           52       1,410     2,506       3,916          2         1983      12/95        45
Westinghouse
  Drive,
  Fremont.....     267        893           16         270       906       1,176          1         1982      12/95        45
350 E.
  Plumeria
  Drive, San
  Jose........   3,621      4,704          141       3,683     4,783       8,466         27         1983       9/95        45
301 East
  Grand, South
  San
  Francisco...   2,036        959           40       2,064       971       3,035          1         1974      12/95        45
342 Allerton,
  South San
  Francisco...   2,516      1,542           54       2,549     1,563       4,112          1         1969      12/95        45
400 Grandview,
  South San
  Francisco...   3,246      3,517           89       3,289     3,563       6,852          3         1976      12/95        45
410 Allerton,
  South San
  Francisco...   1,333        889           31       1,352       901       2,253          1         1970      12/95        45
417 Eccles,
  South San
  Francisco...     649        510           17         659       517       1,176         --         1964      12/95        45
GREATER LOS
  ANGELES
  AREA,
  CALIFORNIA
Dupont
  Industrial
  Center,
  Ontario.....   3,588      6,162          (20)(F)   3,588     6,142       9,730        251         1989       5/94        45
3002 Dow
  Business
  Center,
  Tustin......   4,209      7,291          252       4,301     7,451      11,752         14      1987-89      12/95        45
DENVER,
  COLORADO
Bryant Street
  Annex,
  Denver......     487        866           17         493       877       1,370          1         1968      12/95        45
Bryant Street
  Quad,
  Denver......   1,394      2,181           45       1,412     2,208       3,620          2      1971-73      12/95        45
MINNEAPOLIS/ST.
  PAUL,
  MINNESOTA
St. Paul
  Business
  Center -- East,
  Maplewood...     754      1,758           35         764     1,783       2,547          2         1984      12/95        45
St. Paul
  Business
  Center -- West,
  Maplewood...   1,215      2,359           49       1,232     2,391       3,623          2         1981      12/95        45
GREATER
  PORTLAND
  AREA, OREGON
Twin Oaks
  Tech.
  Center,
  Beaverton...   1,444      4,836           86       1,464     4,902       6,366          4         1984      12/95        45
Twin Oaks
  Business
  Park,
  Beaverton...   1,163      2,847           55       1,179     2,886       4,065          3         1984      12/95        45
KANSAS CITY,
  KANSAS
Building 3
  Ninety-Ninth
    Street
    Park,
    Lenexa....     360      2,167            5         360     2,172       2,532        244         1990      12/90        45
Building 1
  Ninety-Ninth
    Street
    Park,
    Lenexa....     404      1,547           30         410     1,571       1,981          9         1988       9/95        45
Building 2
  Ninety-Ninth
    Street
    Park,
    Lenexa....     180        555           12         183       564         747          3         1988       9/95        45
Lackman
  Business
  Center,
  Lenexa......     619      1,631           41         628     1,663       2,291          9         1985       9/95        45

                               DECEMBER 31, 1995


                           (IN THOUSANDS OF DOLLARS)



                 INITIAL COST TO
                     COMPANY                               GROSS AMOUNT
                 ----------------       COST        CARRIED AT CLOSE OF PERIOD
                                     CAPITALIZED      ----------------------                                          DEPRECIABLE
                   BUILDINGS &      SUBSEQUENT TO                                 ACCUMULATED     DATE        DATE       LIFE
 DESCRIPTION     LAND IMPROVEMENT    ACQUISITION    LAND     BUILDING    TOTAL    DEPRECIATION CONSTRUCTED  ACQUIRED    (YEARS)
- -------------- -------------------- -------------  -------   --------   --------  -----------  -----------  --------  -----------
SUBURBAN
  OFFICE
  PROPERTIES
GREATER LOS
  ANGELES
  AREA,
  CALIFORNIA
1000 Town
  Center
  Drive,
  Oxnard......   1,785      3,315        1,428       1,785     4,743       6,528        373         1990      12/93        45
Mariner Court,
  Torrance....   3,221      4,279          249       3,221     4,528       7,749        219         1989       1/94        45
SALT LAKE
  CITY, UTAH
Woodlands
  Tower II,
  Salt Lake
  City........     945      5,805          332         945     6,137       7,082        364         1990       8/93        45
KANSAS CITY,
  KANSAS
6600 College
  Blvd.,
  Overland
  Park........   2,480      3,880          140       2,518     3,982       6,500         22      1982-83      10/95        45
GREATER SAN
  FRANCISCO
  BAY AREA,
  CALIFORNIA
Village Green,
  Lafayette,
  CA..........     547      1,245          374         743     1,423       2,166         51         1983       7/94        45
RETAIL
  PROPERTIES
Academy Place
  Shopping
  Center,
  Colorado
  Springs,
  CO..........   2,844      3,339           78       2,880     3,381       6,261          3      1980-82      12/95        45
                ------     ------        -----      ------    ------     -------      -----
               $46,579    $79,943      $ 4,661     $47,299   $83,884    $131,183    $ 2,219
                ======     ======        =====      ======    ======     =======      =====
                                                                        (A) (B)

       NOTES TO SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION


                               DECEMBER 31, 1995

                           (IN THOUSANDS OF DOLLARS)


(A) An analysis of the activity in real estate for the years ended December 31, 1995, 1994 and 1993 is presented below:



                                                          INVESTMENT                  ACCUMULATED DEPRECIATION
                                                ------------------------------       ---------------------------
                                                  1995       1994       1993          1995      1994      1993
                                                --------    -------    -------       ------    ------    -------
BALANCE AT BEGINNING OF PERIOD...............   $ 58,203    $41,225    $53,874       $3,150    $5,263    $ 8,321
Add (deduct):
  Sale of University Tower (C)...............         --         --    (15,946)          --        --     (1,470)
  Acquisition of Woodlands Tower II..........         --         --      6,884           --        --         --
  Sale of Point West Place (E)...............         --         --     (9,505)          --        --     (3,037)
  Acquisition of 1000 Town Center Drive......         --         --      5,190           --        --         --
  Sale of Texas Bank North (D)...............         --    (10,131)        --           --    (3,035)        --
  Acquisition of Mariner Court...............         --      7,500         --           --        --         --
  Acquisition of Dupont Industrial Center....         --      9,750         --           --        --         --
  Acquisition of Village Green...............         --      1,792         --           --        --         --
  Acquisition of Milpitas Town Center........         --      6,320         --           --        --         --
  Acquisition of Lackman Business Center.....      2,250         --         --           --        --         --
  Acquisition of 350 E. Plumeria Drive.......      8,325         --         --           --        --         --
  Sale of Cody Street Park, Building 6 (G)...     (1,639)        --         --         (203)       --         --
  Acquisition of Ninety-Ninth Street,
    Building 1...............................      1,951         --         --           --        --         --
  Acquisition of Ninety-Ninth Street,
    Building 2...............................        735         --         --           --        --         --
  Sale of IBM Building (H)...................     (8,325)        --         --       (2,024)       --         --
  Acquisition of 6600 College Boulevard......      6,360         --         --           --        --         --
  Acquisition of 3002 Dow Business Center....     11,500         --         --           --        --         --
  Acquisition of Landsing Pacific
    Portfolio................................     49,708         --         --           --        --         --
  Capitalized costs..........................      2,115      1,747        728           --        --         --
  Depreciation...............................         --         --         --        1,296    922...      1,449
                                                --------    -------    -------       ------    ------     ------
BALANCE AT END OF PERIOD.....................   $131,183    $58,203    $41,225       $2,219    $3,150    $ 5,263



(B)  The aggregate cost for Federal income tax purposes is $131,168,000.



(C) On October 2, 1991, the Company acquired its partner's interest in the University Tower property. As a result of this transaction, the University Tower investment became wholly owned. In anticipation of proposed sale, the Company provided a $3,200,000 provision for possible loss related to this investment in 1992. The property was sold on August 18, 1993.



(D) During 1992, it was decided to offer the Texas Bank North Building for sale. In anticipation of such sale, the Company wrote down its investment in this property by $3,631,000 in 1992. The property was sold on January 14, 1994.



(E) During 1992, it was decided to offer Point West Place for sale. In anticipation of such sale, the Company wrote down its investment in this property by $9,290,000 in 1992. The property was sold on October 1, 1993.



(F) Rental income guarantee in the amount of $264,000 was received from the seller and accounted for as a reduction of the cost of the property.



(G) In the third quarter 1995, the Company decided to sell the Cody Street Park, Building 6. The property was sold on September 20, 1995.



(H) During 1995, the Company continued to offer for sale the IBM Building located in Jackson, Mississippi. This property was first offered for sale in 1991, at which time the Company's investment in the property was written down by $2,113,000. The property sold on October 2, 1995.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bedford Property Investors, Inc:

     We have audited the accompanying Historical Summary of Gross Income and Direct Operating Expenses (the Summary) of the Landsing Pacific Portfolio (the Property) for the year ended December 31, 1994. The Summary is the responsibility of management. Our responsibility is to express an opinion on the Summary based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Summary presentation. We believe that our audit provides a reasonable basis for our opinion.


     The accompanying Summary was prepared to comply with the rules and regulations of the Securities and Exchange Commission and excludes certain expenses, described in note A, that would not be comparable to those resulting from the proposed future operations of the Property.



     In our opinion, the Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses, exclusive of expenses described in note A, of the Landsing Pacific Portfolio for the year ended December 31, 1994, in conformity with generally accepted accounting principles.


                                          KPMG Peat Marwick LLP

San Francisco, California
November 10, 1995

                         THE LANDSING PACIFIC PORTFOLIO

                       HISTORICAL SUMMARY OF GROSS INCOME
                         AND DIRECT OPERATING EXPENSES

                          YEAR ENDED DECEMBER 31, 1994

        Revenues:
          Rental income..................................................  $5,803,230
          Common area reimbursement......................................   1,434,574
          Other..........................................................      36,584
                                                                           ----------
                                                                            7,274,388
                                                                           ----------
        Operating expenses:
          Real property tax..............................................     807,850
          Repairs and maintenance........................................     480,572
          Utilities......................................................     207,768
          Insurance......................................................     142,616
          Administrative.................................................      76,101
          Bad debts and other............................................      13,734
                                                                           ----------
                                                                            1,728,641
                                                                           ----------
        Operating Income.................................................  $5,545,747
                                                                           ==========

                         THE LANDSING PACIFIC PORTFOLIO

                  NOTES TO HISTORICAL SUMMARY OF GROSS INCOME
                         AND DIRECT OPERATING EXPENSES

A. PROPERTY AND BASIS OF ACCOUNTING

     The Historical Summary of Gross Income and Direct Operating Expenses has been prepared in accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and relates to the operations of the Landsing Pacific Portfolio, comprising fourteen properties totalling 1,037,000 rentable square feet located in Maplewood, Minnesota; Denver and Colorado Springs, Colorado; South San Francisco and Fremont, California; and Beaverton, Oregon.

     In accordance with Rule 3-14, direct operating expenses are presented exclusive of depreciation, interest, management fees and income taxes as these expenses would not be comparable to the proposed future operations of the property.

     The acquisition of the property may result in new valuation for purposes of determining future property tax assessments.

     Rental income is recognized on a straight line basis over the term of the related lease. For 1994, the aggregate rental income exceeded contractual rentals by $11,441.

B. LEASES

     Minimum future rental receipts as of December 31, 1994 are as follows (in thousands):

                1995...............................................  $ 5,470
                1996...............................................    4,848
                1997...............................................    3,754
                1998...............................................    2,231
                1999...............................................    1,026
                Thereafter.........................................      238
                                                                     -------
                ...................................................  $17,567
                                                                     =======

     The minimum future rental payments shown above do not include the tenant's obligations of the Landsing Pacific Portfolio for reimbursement of operating expenses, insurance and real estate taxes.

C. ESTIMATED TAXABLE OPERATING RESULTS AND CASH TO BE MADE AVAILABLE BY OPERATIONS (UNAUDITED)

     Pro forma cash available from operations and pro forma taxable income for 1994 are shown below. Pro forma taxable operating results are derived by deducting depreciation; however, as a Real Estate Investment Trust (REIT), Bedford Property Investors, Inc. is not subject to federal income tax if it qualifies under the Internal Revenue Code ("Code") REIT provisions. That is, Bedford Property Investors, Inc. is not subject to federal income tax if it distributes 95% of its taxable income and otherwise complies with the provisions of the Code. Bedford Property Investors, Inc. intends to pay dividends in order to maintain its REIT status. Dividends paid to the REIT shareholders are classified as return of capital, dividend income, or capital gains.

        Revenues(1)......................................................  $7,262,947
        Operating expenses...............................................   1,728,641
                                                                           ----------
        Cash available from operations...................................   5,534,306
        Depreciation expense.............................................     750,136
                                                                           ----------
        Taxable income...................................................  $4,784,170
                                                                           ==========

- ---------------

(1) Excludes $11,441 which represents the excess of aggregate rental income on a straight-line basis over contractual rents.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bedford Property Investors, Inc:

     We have audited the accompanying Historical Summary of Gross Income and Direct Operating Expenses (the Summary) of 3002 Dow Business Center (the Property) for the year ended December 31, 1994. The Summary is the responsibility of management. Our responsibility is to express an opinion on the Summary based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Summary presentation. We believe that our audit provides a reasonable basis for our opinion.


     The accompanying Summary was prepared to comply with the rules and regulations of the Securities and Exchange Commission and excludes certain expenses, described in note A, that would not be comparable to those resulting from the proposed future operations of the Property.


     In our opinion, the Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses, exclusive of expenses described in note A, of 3002 Dow Business Center for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP
San Francisco, California
January 26, 1996

                            3002 DOW BUSINESS CENTER

                       HISTORICAL SUMMARY OF GROSS INCOME
                         AND DIRECT OPERATING EXPENSES

                          YEAR ENDED DECEMBER 31, 1994

Revenues:
  Rental income..................................................................  $1,649,496
  Common area reimbursement......................................................     312,421
  Other..........................................................................       8,703
                                                                                   ----------
                                                                                    1,970,620
                                                                                   ----------
Operating expenses:
  Real property tax..............................................................     202,000
  Repairs and maintenance........................................................      60,248
  Utilities......................................................................      21,921
  Insurance......................................................................      23,814
  Administrative.................................................................      87,429
  Bad debts and other............................................................      73,438
                                                                                   ----------
                                                                                      468,850
                                                                                   ----------
Operating Income.................................................................  $1,501,770
                                                                                   ==========

                            3002 DOW BUSINESS CENTER

                  NOTES TO HISTORICAL SUMMARY OF GROSS INCOME
                         AND DIRECT OPERATING EXPENSES

A. PROPERTY AND BASIS OF ACCOUNTING

     The Historical Summary of Gross Income and Direct Operating Expenses has been prepared in accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and relates to the operations of 3002 Dow Business Center, a five-building industrial property located in Tustin, California, with approximately 192,125 rentable square feet.

     In accordance with Rule 3-14, direct operating expenses are presented exclusive of depreciation, interest, management fees and income taxes as these expenses would not be comparable to the proposed future operations of the property.

     The acquisition of the property may result in new valuation for purposes of determining future property tax assessments.

     Rental income is recognized on a straight line basis over the term of the related lease. For 1994, the aggregate rental income exceeded contractual rentals by $21,097.

B. LEASES

     Minimum future rental receipts as of December 31, 1994 are as follows (in thousands):

                1995................................................  $1,032
                1996................................................     643
                1997................................................     300
                1998................................................     132
                1999................................................      77
                Thereafter..........................................       3
                                                                      ------
                                                                      $2,187
                                                                      ======

     The minimum future rental payments shown above do not include the tenants' obligations of 3002 Dow Business Center for reimbursement of operating expenses, insurance and real estate taxes.

C. ESTIMATED TAXABLE OPERATING RESULTS AND CASH TO BE MADE AVAILABLE BY OPERATIONS (UNAUDITED)

     Pro forma cash available from operations and pro forma taxable income for 1994 are shown below. Pro forma taxable operating results are derived by deducting depreciation; however, as a Real Estate Investment Trust (REIT), Bedford Property Investors, Inc. is not subject to federal income tax if it qualifies under the Internal Revenue Code ("Code") REIT provisions. That is, Bedford Property Investors, Inc. is not subject to federal income tax if it distributes 95% of its taxable income and otherwise complies with the provisions of the Code. Bedford Property Investors, Inc. intends to pay dividends in order to maintain its REIT status. Dividends paid to the REIT shareholders are classified as return of capital, dividend income, or capital gains.

        Revenues(1)......................................................  $1,949,523
        Operating expenses...............................................     468,850
                                                                           ----------
        Cash available from operations...................................   1,480,673
        Depreciation expense.............................................     191,046
                                                                           ----------
        Taxable income...................................................  $1,289,627
                                                                           ==========

- ---------------

(1) Excludes $21,097 which represents the excess of aggregate rental income on a straight-line basis over contractual rents.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bedford Property Investors, Inc:

     We have audited the accompanying Historical Summary of Gross Income and Direct Operating Expenses (the Summary) of 6600 College Boulevard (the Property) for the years ended December 31, 1992, 1993 and 1994. The Summary is the responsibility of management. Our responsibility is to express an opinion on the Summary based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Summary presentation. We believe that our audit provides a reasonable basis for our opinion.


     The accompanying Summary was prepared to comply with the rules and regulations of the Securities and Exchange Commission and excludes certain expenses, described in note A, that would not be comparable to those resulting from the proposed future operations of the Property.


     In our opinion, the Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses, exclusive of expenses described in note A, of 6600 College Boulevard for the years ended December 31, 1992, 1993 and 1994, in conformity with generally accepted accounting principles.

                                                         KPMG Peat Marwick LLP

San Francisco, California
December 8, 1995

                             6600 COLLEGE BOULEVARD

                       HISTORICAL SUMMARY OF GROSS INCOME
                         AND DIRECT OPERATING EXPENSES

                  YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

                                                               1992          1993         1994
                                                            ----------     --------     --------
Revenues:
  Rental income...........................................  $1,044,684     $768,204     $810,472
  Common area reimbursement...............................     169,498      148,349      137,015
  Other...................................................       2,977        1,187        3,649
                                                              --------     --------     --------
                                                             1,217,159      917,740      951,136
                                                              --------     --------     --------
Operating expenses:
  Real property tax.......................................     170,757      127,328      135,211
  Repairs and maintenance.................................      66,571       71,876       79,580
  Utilities...............................................       4,549        9,891       10,243
  Insurance...............................................       5,960        5,610        5,924
  Legal and accounting....................................       4,555        5,070        1,070
  Bad debts and other.....................................       1,734       53,130        4,297
                                                              --------     --------     --------
                                                               254,126      272,905      236,325
                                                              --------     --------     --------
Operating Income..........................................  $  963,033     $644,835     $714,811
                                                              ========     ========     ========

                             6600 COLLEGE BOULEVARD

                  NOTES TO HISTORICAL SUMMARY OF GROSS INCOME
                         AND DIRECT OPERATING EXPENSES

A. PROPERTY AND BASIS OF ACCOUNTING

     The Historical Summary of Gross Income and Direct Operating Expenses has been prepared in accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and relates to the operations of 6600 College Boulevard, an office complex located in Overland Park, Kansas, with approximately 79,316 rentable square feet.

     In accordance with Rule 3-14, direct operating expenses are presented exclusive of depreciation, interest, management fees and income taxes as these expenses would not be comparable to the proposed future operations of the property.

     The acquisition of the property may result in new valuation for purposes of determining future property tax assessments.

     Rental income is recognized on a straight line basis over the term of the related lease. For 1992 and 1994, the aggregate rental income exceeded contractual rentals by $64,946 and $4,517, respectively. For 1993, the aggregate contractual rental receipts exceeded rental income by $37,081.

B. LEASES

     Minimum future rental receipts as of December 31, 1994 are as follows (in thousands):

                1995................................................  $  952
                1996................................................     938
                1997................................................     842
                1998................................................     749
                1999................................................     737
                                                                      ------
                                                                      $4,218
                                                                      ======

     The minimum future rental payments shown above do not include tenants obligations for reimbursement of operating expenses, insurance and real estate taxes.

C. ESTIMATED TAXABLE OPERATING RESULTS AND CASH TO BE MADE AVAILABLE BY OPERATIONS (UNAUDITED)

     Pro forma cash available from operations and pro forma taxable income for 1992, 1993 and 1994 are shown below. Pro forma taxable operating results are derived by deducting depreciation; however, as a Real Estate Investment Trust
(REIT), Bedford Property Investors, Inc. is not subject to federal income tax if it qualifies under the Internal Revenue Code ("Code") REIT provisions. That is, Bedford Property Investors, Inc. is not subject to federal income tax if it distributes 95% of its taxable income and otherwise complies with the provisions of the Code. Bedford Property Investors, Inc. intends to pay dividends in order to maintain its REIT status. Dividends paid to the REIT shareholders are classified as return of capital, dividend income, or capital gains.


                                                           1992          1993         1994
                                                        ----------     --------     --------
    Revenues(1).......................................  $1,152,213     $954,821     $946,619
    Operating expenses................................     254,126      272,905      236,325
                                                        ----------     --------     --------
    Cash available from operations....................     898,087      681,916      710,294
    Depreciation expense..............................     101,101      101,101      101,101
                                                        ----------     --------     --------
    Taxable income....................................  $  796,986     $580,815     $609,193
                                                        ==========     ========     ========


- ---------------

(1) 1992 and 1994 revenues exclude the excess of aggregate rental income on a straight-line basis over contractual rents of $64,946 and $4,517, respectively. 1993 revenues include $37,081 which represents the excess of the contractual rents over the aggregate rental income on a straight-line basis.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bedford Property Investors, Inc:

     We have audited the accompanying Historical Summary of Gross Income and Direct Operating Expenses (the Summary) of 350 East Plumeria Drive (the Property) for the year ended December 31, 1994. The Summary is the responsibility of management. Our responsibility is to express an opinion on the Summary based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Summary presentation. We believe that our audit provides a reasonable basis for our opinion.


     The accompanying Summary was prepared to comply with the rules and regulations of the Securities and Exchange Commission and excludes certain expenses, described in note A, that would not be comparable to those resulting from the proposed future operations of the Property.


     In our opinion, the Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses, exclusive of expenses described in note A, of 350 East Plumeria Drive for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP
San Francisco, California
October 11, 1995

                            350 EAST PLUMERIA DRIVE

                       HISTORICAL SUMMARY OF GROSS INCOME
                         AND DIRECT OPERATING EXPENSES

                          YEAR ENDED DECEMBER 31, 1994

        Revenues:
          Rental income..................................................  $  904,298
          Common area reimbursement......................................     170,864
          Other..........................................................         467
                                                                           ----------
                                                                            1,075,629
                                                                           ----------
        Operating expenses:
          Real property tax..............................................     155,093
          Repairs and maintenance........................................       3,700
          Insurance......................................................      15,771
          Administrative.................................................       4,368
                                                                           ----------
                                                                              178,932
                                                                           ----------
        Operating Income.................................................  $  896,697
                                                                           ==========

                            350 EAST PLUMERIA DRIVE

                  NOTES TO HISTORICAL SUMMARY OF GROSS INCOME
                         AND DIRECT OPERATING EXPENSES

A. PROPERTY AND BASIS OF ACCOUNTING


     The Historical Summary of Gross Income and Direct Operating Expenses has been prepared in accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and relates to the operations of 350 East Plumeria Drive, a suburban industrial complex located in San Jose, California, with approximately 142,620 rentable square feet.


     In accordance with Rule 3-14, direct operating expenses are presented exclusive of depreciation, interest, management fees and income taxes as these expenses would not be comparable to the proposed future operations of the property.

     The acquisition of the property may result in new valuation for purposes of determining future property tax assessments.

     Rental income is recognized on a straight line basis over the term of the related lease. For 1994, the aggregate rental income exceeded contractual rentals by $83,773.

B. LEASES

     Minimum future rental receipts as of December 31, 1994 are as follows (in thousands):

                1995................................................  $  927
                1996................................................   1,113
                1997................................................   1,199
                1998................................................   1,284
                1999................................................   1,370
                Thereafter..........................................   2,740
                                                                      ------
                                                                      $8,633
                                                                      ======

     The minimum future rental payments shown above do not include obligations of 350 East Plumeria Drive's sole tenant under the term of its lease for reimbursement of operating expenses, insurance and real estate taxes.

C. ESTIMATED TAXABLE OPERATING RESULTS AND CASH TO BE MADE AVAILABLE BY OPERATIONS (UNAUDITED)

     Pro forma cash available from operations and pro forma taxable income for 1994 are shown below. Pro forma taxable operating results are derived by deducting depreciation; however, as a Real Estate Investment Trust (REIT), Bedford Property Investors, Inc. is not subject to federal income tax if it qualifies under the Internal Revenue Code ("Code") REIT provisions. That is, Bedford Property Investors, Inc. is not subject to federal income tax if it distributes 95% of its taxable income and otherwise complies with the provisions of the Code. Bedford Property Investors, Inc. intends to pay dividends in order to maintain its REIT status. Dividends paid to the REIT shareholders are classified as return of capital, dividend income, or capital gains.

        Revenues(1).......................................................  $991,856
        Operating expenses................................................   178,932
                                                                            --------
        Cash available from operations....................................   812,924
        Depreciation expense..............................................   135,894
                                                                            --------
        Taxable income....................................................  $677,030
                                                                            ========

- ---------------

(1) Excludes $83,773 which represents the excess of aggregate rental income on a straight-line basis over contractual rents.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................    13
Recent Activities.....................    27
The Company...........................    29
Business Objectives and Growth
  Plans...............................    30
Corporate Strategies..................    34
Real Estate Market Overview...........    36
Description of the Company's
  Markets.............................    39
Use of Proceeds.......................    43
Price Range of Common Stock and
  Distribution History................    43
Distribution Policy...................    44
Capitalization........................    46
Selected Consolidated Financial and
  Operating Data......................    47
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    49
Business and Properties...............    53
Policies With Respect to Certain
  Activities..........................    70
Management............................    73
Certain Relationships and Related
  Transactions........................    77
Description of Capital Stock of the
  Company.............................    79
Certain Provisions of Maryland Law and
  of the Company's Charter and
  Bylaws..............................    88
Federal Income Tax Considerations.....    92
ERISA Considerations..................   100
Shares Available for Future Sale......   101
Underwriting..........................   103
Experts...............................   104
Legal Matters.........................   104
Available Information.................   104
Incorporation of Certain Information
  By Reference........................   105
Glossary..............................   106
Index to Financial Statements and
  Financial Statements Schedule.......   F-1


- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------


                                3,350,000 SHARES


                                      LOGO

                                BEDFORD PROPERTY
                                INVESTORS, INC.

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.

                               SMITH BARNEY INC.


                             ROBERTSON, STEPHENS &


                                    COMPANY


                            SUTRO & CO. INCORPORATED



                                           , 1996


- ------------------------------------------------------
- ------------------------------------------------------

                           BEDFORD PROPERTY INVESTORS


        THE COMPANY'S LOGO AND PHOTOGRAPHIC IMAGES OF A NUMBER OF THE COMPANY'S PROPERTIES ARE INCLUDED HERE, ACCOMPANIED BY CAPTIONS IDENTIFYING THE NAME AND LOCATION OF SUCH PROPERTIES.


                           BEDFORD PROPERTY INVESTORS

        FOLDOUT INSIDE COVER SHOWS MAP OF UNITED STATES WITH THE LOCATION AND TYPE OF THE COMPANY'S PROPERTIES AND TARGET MARKETS INDICATED THEREON.


                           BEDFORD PROPERTY INVESTORS

        PHOTOGRAPHIC IMAGES OF A NUMBER OF THE PROPERTIES ARE INCLUDED HERE, ACCOMPANIED BY CAPTIONS IDENTIFYING THE NAME AND LOCATION OF SUCH PROPERTIES.

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Bedford Property Investors, Inc. (the "Registrant") in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the listing fees for the New York Stock Exchange and the Pacific Stock Exchange.


        Registration Fee..................................................  $ 19,993
        NASD Filing Fee...................................................     6,279
        Legal Fees and Expenses...........................................   225,000
        Printing and Engraving Costs......................................   125,000
        Accounting Fees and Expenses......................................    60,000
        Blue Sky Fees and Expenses........................................    15,000
        New York Stock Exchange Listing Fee...............................    13,484
        Pacific Stock Exchange Listing Fee................................     7,500
        Miscellaneous.....................................................     2,744
                                                                            --------
                  Total...................................................  $475,000
                                                                            ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.



     The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper personal benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter of the Registrant contains such a provision which eliminates such liability to the maximum extent permitted by the MGCL.



     The Charter of the Registrant authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former director or officer or (b) any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Bylaws of the
Registrant obligate it, to the maximum extent permitted by Maryland law, without requiring a preliminary determination of the ultimate entitlement to indemnification, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Registrant or (b) any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. The Registrant's Charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and to any employee or agent of the Registrant or a predecessor of the Registrant.



     The MGCL requires a corporation (unless its charter provides otherwise, which the Registrant's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, and certain other parties, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,

(b) the indemnified party actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires the Registrant, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Registrant as authorized by the Bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Registrant if it shall ultimately be determined that the standard of conduct was not met.

     Peter B. Bedford's employment agreement provides that the Registrant shall indemnify Mr. Bedford to the fullest extent permitted by law, provided that the indemnification applies to Mr. Bedford only so long as he acts in good faith and is not found to be guilty of recklessness or willful or wanton misconduct.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS.

(a) Exhibits

     The following exhibits are filed herewith or incorporated herein by reference.


EXHIBIT
NUMBER                                           DESCRIPTION
- ------        ---------------------------------------------------------------------------------
 1.1*    --   Form of Purchase Agreement
 4.1*    --   Specimen Stock Certificate
 4.2*    --   Charter of the Registrant, as amended
 4.3     --   Amended and Restated Bylaws of the Registrant are incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for
              the quarter ended September 30, 1995
 5.1*    --   Opinion of Ballard Spahr Andrews & Ingersoll as to the legality of the
              Registrant's Common Stock
 7.1*    --   Opinion of Ballard Spahr Andrews & Ingersoll as to restrictions upon surplus by reason of the liquidation preference of the Series A Convertible Preferred Stock
 8.1*    --   Opinion of Shearman & Sterling as to certain tax matters
10.1     --   The Registrant's Automatic Dividend Reinvestment and Share Purchase Plan, as
              adopted by the Registrant, is incorporated herein by reference to Exhibit 4.1 to
              Amendment No. 2 to Registration Statement No. 2-94354 of ICM Property Investors
              Incorporated dated January 25, 1985
10.2     --   The Registrant's Employee Stock Option Plan, as amended and restated
10.3     --   The Registrant's 1992 Directors' Stock Option Plan, as amended and restated
10.4     --   Amended and Restated Credit Agreement for $60 million revolving line of credit dated as of September 14, 1995, by and between the Registrant, as Borrower, and
              Bank of America National Trust and Savings Association is incorporated herein by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q for
              the quarter ended September 30, 1995
10.5     --   Sale and Option Agreement dated as of August 26, 1995, by and between Kemper
              Investors Life Insurance Company, on behalf of itself and Participants (as defined therein), as Lender, the Registrant, as Purchaser, and Tustin Properties,
              as Owner, for 3002 Dow Business Center is incorporated herein by reference to
              Exhibit 10.19 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995

EXHIBIT
NUMBER                                           DESCRIPTION
- ------        ---------------------------------------------------------------------------------
10.6     --   BPIA Agreement dated as of January 1, 1995, by and between Westminster Holdings,
              Inc., a California corporation and the Registrant is incorporated herein by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q for
              the quarter ended September 30, 1995
10.7     --   Employment Agreement made as of February 17, 1993, by and between ICM Property
              Investors Incorporated and Peter B. Bedford is incorporated by reference to
              Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by Form 10-K/A filed on May 1, 1995, and Form
              10-K/A-2 filed on August 8, 1995
10.8     --   Amendment No. 1 to Employment Agreement dated as of September 18, 1995, by and between Peter B. Bedford and the Registrant is incorporated herein by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the
              quarter ended September 30, 1995
10.9     --   Series A Convertible Preferred Stock Purchase Agreement, among the Registrant,
              AEW Partners, L.P. and Peter B. Bedford dated as of May 18, 1995, is incorporated herein by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form
              10-Q for the quarter ended June 30, 1995
10.10    --   Amendment No. 1 to the Series A Convertible Preferred Stock Purchase Agreement
              dated September 11, 1995, among the Registrant, AEW Partners, L.P. and Peter B.
              Bedford, is incorporated herein by reference to Exhibit 10.12 to the Registrant's
              Quarterly Report on Form 10-Q for the quarter ended September 30, 1995
10.11    --   Standstill Agreement dated as of September 18, 1995, by and between the
              Registrant and Peter B. Bedford is incorporated herein by reference to Exhibit
              10.13 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1995
10.12    --   Purchase and Sale Agreement dated as of October 19, 1995, between Landsing
              Pacific Fund, Inc., a Maryland corporation as Seller, and the Registrant, the
              Buyer, as amended, is incorporated herein by reference to Exhibit 2.1 to the
              Registrant's Current Report on Form 8-K filed on December 27, 1995
10.13*   --   Promissory Note dated March 20, 1996 executed by the Registrant and payable to the order of the Prudential Insurance Company of America
23.1*    --   Consent of Ballard Spahr Andrews & Ingersoll (included in the opinion filed as
              Exhibit 5.1)
23.2*    --   Consent of Ballard Spahr Andrews & Ingersoll (included in the opinion filed as
              Exhibit 7.1)
23.3*    --   Consent of Shearman & Sterling (included in the opinion filed as Exhibit 8.1)
23.4*    --   Consent of KPMG Peat Marwick LLP, independent auditors
23.5*    --   Consent of KPMG Peat Marwick LLP, independent auditors


- ---------------

* Filed herewith.



ITEM 17.  UNDERTAKINGS.



     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that such a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:


          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.



          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of California, on the 28th day of March, 1996.



                                          BEDFORD PROPERTY INVESTORS, INC.



                                          By /s/      DONALD. A. LORENZ


                                            ------------------------------------

                                                      Donald A. Lorenz


                                                Executive Vice President and


                                                  Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                                 TITLE                         DATE
- -----------------------------------  -----------------------------------------  ---------------
        /s/       PETER B.                   Chairman, Chief Executive          March 28, 1996
               BEDFORD                         Officer and Director
- -----------------------------------        (Principal Executive Officer)
         Peter B. Bedford
     /s/      DONALD A. LORENZ             Executive Vice President and         March 28, 1996
- -----------------------------------           Chief Financial Officer
         Donald A. Lorenz                  (Principal Financial Officer)
      /s/         HANH KIHARA                       Controller                  March 28, 1996
- -----------------------------------       (Principal Accounting Officer)
            Hanh Kihara
    /s/     CLAUDE M. BALLARD*                       Director                   March 28, 1996
- -----------------------------------
         Claude M. Ballard
     /s/       ANTHONY DOWNS*                        Director                   March 28, 1996
- -----------------------------------
           Anthony Downs
    /s/     THOMAS G. EASTMAN*                       Director                   March 28, 1996
- -----------------------------------
         Thomas G. Eastman
     /s/     ANTHONY M. FRANK*                       Director                   March 28, 1996
- -----------------------------------
         Anthony M. Frank
   /s/    THOMAS H. NOLAN, JR.*                      Director                   March 28, 1996
- -----------------------------------
       Thomas H. Nolan, Jr.
    /s/      MARTIN I. ZANKEL*                       Director                   March 28, 1996
- -----------------------------------
         Martin I. Zankel
    *By:/s/   DONALD A. LORENZ
- -----------------------------------
         Donald A. Lorenz
         Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                           DESCRIPTION
- ------        ---------------------------------------------------------------------------------
 1.1*    --   Form of Purchase Agreement
 4.1*    --   Specimen Stock Certificate
 4.2*    --   Charter of the Registrant, as amended
 4.3     --   Amended and Restated Bylaws of the Registrant are incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for
              the quarter ended September 30, 1995
 5.1*    --   Opinion of Ballard Spahr Andrews & Ingersoll as to the legality of the
              Registrant's Common Stock
 7.1*    --   Opinion of Ballard Spahr Andrews & Ingersoll as to restrictions upon surplus by reason of the liquidation preference of the Series A Convertible Preferred Stock
 8.1*    --   Opinion of Shearman & Sterling as to certain tax matters
10.1     --   The Registrant's Automatic Dividend Reinvestment and Share Purchase Plan, as
              adopted by the Registrant, is incorporated herein by reference to Exhibit 4.1 to
              Amendment No. 2 to Registration Statement No. 2-94354 of ICM Property Investors
              Incorporated dated January 25, 1985
10.2     --   The Registrant's Employee Stock Option Plan, as amended and restated
10.3     --   The Registrant's 1992 Directors' Stock Option Plan, as amended and restated
10.4     --   Amended and Restated Credit Agreement for $60 million revolving line of credit dated as of September 14, 1995, by and between the Registrant, as Borrower, and
              Bank of America National Trust and Savings Association is incorporated herein by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q for
              the quarter ended September 30, 1995
10.5     --   Sale and Option Agreement dated as of August 26, 1995, by and between Kemper
              Investors Life Insurance Company, on behalf of itself and Participants (as defined therein), as Lender, the Registrant, as Purchaser, and Tustin Properties,
              as Owner, for 3002 Dow Business Center is incorporated herein by reference to
              Exhibit 10.19 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995
10.6     --   BPIA Agreement dated as of January 1, 1995, by and between Westminster Holdings,
              Inc., a California corporation and the Registrant is incorporated herein by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q for
              the quarter ended September 30, 1995
10.7     --   Employment Agreement made as of February 17, 1993, by and between ICM Property
              Investors Incorporated and Peter B. Bedford is incorporated by reference to
              Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by Form 10-K/A filed on May 1, 1995, and Form
              10-K/A-2 filed on August 8, 1995
10.8     --   Amendment No. 1 to Employment Agreement dated as of September 18, 1995, by and between Peter B. Bedford and the Registrant is incorporated herein by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the
              quarter ended September 30, 1995
10.9     --   Series A Convertible Preferred Stock Purchase Agreement, among the Registrant,
              AEW Partners, L.P. and Peter B. Bedford dated as of May 18, 1995, is incorporated herein by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form
              10-Q for the quarter ended June 30, 1995

EXHIBIT
NUMBER                                           DESCRIPTION
- ------        ---------------------------------------------------------------------------------
10.10    --   Amendment No. 1 to the Series A Convertible Preferred Stock Purchase Agreement
              dated September 11, 1995, among the Registrant, AEW Partners, L.P. and Peter B.
              Bedford, is incorporated herein by reference to Exhibit 10.12 to the Registrant's
              Quarterly Report on Form 10-Q for the quarter ended September 30, 1995
10.11    --   Standstill Agreement dated as of September 18, 1995, by and between the
              Registrant and Peter B. Bedford is incorporated herein by reference to Exhibit
              10.13 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1995
10.12    --   Purchase and Sale Agreement dated as of October 19, 1995, between Landsing
              Pacific Fund, Inc., a Maryland corporation as Seller, and the Registrant, the
              Buyer, as amended, is incorporated herein by reference to Exhibit 2.1 to the
              Registrant's Current Report on Form 8-K filed on December 27, 1995
10.13*   --   Promissory Note dated March 20, 1996 executed by the Registrant and payable to the order of the Prudential Insurance Company of America
23.1*    --   Consent of Ballard Spahr Andrews & Ingersoll (included in the opinion filed as
              Exhibit 5.1)
23.2*    --   Consent of Ballard Spahr Andrews & Ingersoll (included in the opinion filed as
              Exhibit 7.1)
23.3*    --   Consent of Shearman & Sterling (included in the opinion filed as Exhibit 8.1)
23.4*    --   Consent of KPMG Peat Marwick LLP, independent auditors
23.5*    --   Consent of KPMG Peat Marwick LLP, independent auditors


- ---------------

* Filed herewith.